As filed with the Securities and Exchange Commission on July 8, 2020

Registration Nos.	333-
811-04328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __                    [   ]

Post-Effective Amendment No. __                  [   ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Amendment No. 46                                          [X]

FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE
(SEPARATE ACCOUNT B)
(Exact Name of Registrant)

NASSAU LIFE INSURANCE COMPANY
(Name of Depositor)

One American Row, Hartford, Connecticut 06115
(Address of Depositor’s Principal Executive Offices) (Zip Code)

860-403-5000
(Depositor’s Telephone Number, including Area Code)

The Corporation Trust Company (CT Corp)
1209 N Orange Street
Wilmington, Delaware 19801
(Name and Address of Agent for Service)

Copies of all communications to:

Kostas Cheliotis	Dodie C. Kent, Esq.
Vice President, General Counsel, Secretary	Partner
Nassau Re	Eversheds Sutherland (US) LLP
One American Row	1114 Avenue of the Americas, 40th Floor
Hartford, Connecticut 06115	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in First Investors Life Level Premium Variable Life Insurance (Separate Account B) supporting variable life insurance policies.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the variable life insurance policies issued through the Registrant were previously registered on Form N-6 (File Nos. 333-149362, 811-04328). Upon effectiveness of the merger of Foresters Life Insurance and Annuity Company with and into Nassau Life Insurance Company (“NNY”), NNY became the obligor of the policies and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

ISP CHOICE

A Level Premium Variable Life Insurance Policy
With Four Premium Payment Period Options
ISPC-10 (ISP10 Express), ISPC-20, ISPC-65 and ISPC-Whole Life
Issued By
Nassau Life Insurance Company
Through
First Investors Life Level Premium Variable Life Insurance (Separate Account B)

Supplement dated July 8, 2020 to the Prospectus dated May 1, 2020

Administrative Office
Address: Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836
Phone Number: 1-800-832-7783 (9:00 A.M. and 5:00 P.M., Eastern Time)
Website: www.NSRE.com

This supplement updates certain information contained in the prospectus, dated May 1, 2020, for the above-referenced ISP Choice individual level premium variable life policy (the “Policy”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus for the Policy to provide information about the acquisition of the issuer of the Policies, Foresters Life Insurance and Annuity Company (“FLIAC”), by NNY and the subsequent merger (the “Merger”) of FLIAC with and into NNY.

As previously disclosed, NNY entered into an agreement with FLIAC whereby NNY would purchase FLIAC. The acquisition of FLIAC by NNY was completed on July 1, 2020. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the First Investors Life Level Premium Variable Life Insurance (Separate Account B) (the “Separate Account” or “Separate Account B”). The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Policies.

The Merger did not affect the terms of, or the rights and obligations under, the Policies other than to change the insurance company that provides Policy benefits from FLIAC to NNY. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policyowners.

Following the acquisition of FLIAC by NNY, an NNY affiliate, 1851 Securities, Inc., became the principal underwriter for the Policies.

The Policy is no longer available for new sales, but owners of outstanding Policies may continue to make premium payments.

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Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates the prospectus.

I.	References to FLIAC (including references to “We,” “Us” and “Our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY.

II.	References to FLIAC’s website, www.foresters.com, throughout the prospectus that are not otherwise addressed below are replaced with references to NNY’s website, www.NSRE.com.

III.	On page 7, the following is added to the end of “GENERAL ACCOUNT RISK” under “SUMMARY OF BENEFITS AND RISKS OF THE POLICY”:

How to Obtain More Information. We encourage Policyowners to read and understand Our financial statements. Our audited financial statements, as well as the audited financial statements of the Separate Account, are located in the Statement of Additional Information. See “FINANCIAL STATEMENTS” below for instructions on how to obtain the Statement of Additional Information free of charge.

IV.	On page 13, the following replaces the information under “WHO WE ARE AND HOW TO CONTACT US” prior to “Separate Account B” under “DESCRIPTION OF THE POLICY”:

Nassau Life Insurance Company
NNY, with its home office at One American Row, Hartford, Connecticut 06115, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. Other affiliates of NNY include 1851 Securities, Inc. (or hereafter “1851”), which is the distributor for the Policies, and the Nassau Companies of New York, which will provide administrative services for the Policies.

For information or service concerning a Policy, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-510-4209. You may also contact Us through Our website at www.NSRE.com.

You should send any payments, notices, elections or requests (including requests for Fund prospectuses), as well as any other documentation that We require for any purpose in connection with Your Policy, to Our Administrative Office. No payment, notice, election, request or documentation will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. To meet Our requirements for processing transactions, We may require that You use Our forms. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

V.	Beginning on page 38, the following replaces the section titled “DISTRIBUTION OF THE POLICY” under “DESCRIPTION OF THE POLICY”:

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DISTRIBUTION OF THE POLICY
The Policies are no longer offered for new sales, but existing Policyowners may continue to make premium payments. As such, the Policy is considered to be continuously offered by NNY and the Separate Account.

Prior to the acquisition of FLIAC by NNY, Foresters Financial Services, Inc., an affiliate of FLIAC, served as principal underwriter and distributor for the Policies. As a result of the acquisition of FLIAC by NNY, effective July 1, 2020, 1851 Securities, Inc., an affiliate of NNY, assumed the role of the principal underwriter and distributor for the Policies. 1851 also serves as principal underwriter and distributor for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in distributing variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees or other payments from underlying funds or their affiliates.

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102. 1851 is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (the “1934 Act”), as well as the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”).

1851 and NNY have entered into a selling agreement with Cetera Investment Services LLC (“Cetera”) to cover Cetera’s continued servicing of Policies held by Cetera customers. This agreement also covers Cetera’s sale and servicing of other variable annuity contracts and variable life insurance policies issued by NNY (including those contracts and policies assumed by NNY in connection with the Merger of FLIAC into NNY). Cetera is registered as a broker-dealer with the SEC under the 1934 Act and is a member of FINRA.

Compensation
Under Our agreement with Cetera, We generally pay compensation to Cetera in the form of commissions when a premium payment is made under a Policy. Depending on the premium payment period option applicable to Your Policy and when Your Policy was issued, We pay commissions of up to 99% on premiums paid in the first Policy Year, 16% on premiums paid in Policy Years 2-3, 5% on premiums paid in Policy Years 4-10 (with the exception of 10% on premiums paid in Policy Year 7) and 2% on premiums paid thereafter. No other compensation is paid to Cetera with respect to any other Policyowner transactions under the Policy. We do not pay compensation to Cetera based on the value of Your Policy.

A portion of the compensation paid by NNY to Cetera is used by Cetera to pay commissions or other compensation to its registered representatives who service the Policy, depending on the agreement between Cetera and the registered representative. Such representatives act as appointed agents of NNY under applicable state insurance law and must be licensed to sell variable insurance products. Cetera or a registered representative may receive different compensation for selling or servicing one variable insurance product compared to another.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be made to Cetera based on premium payments invested in the Policy. Additional payments may be made to Cetera that are not directly related to the investment of additional premium payments in the Policy, such as payments related to the recruitment and training of personnel, production of promotional literature and similar services.

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The Policy assesses a front-end sales charge on premium payments, so You directly pay for sales and distribution expenses of NNY when You make a premium payment. You also indirectly pay for sales and distribution expenses of NNY through the overall charges and fees assessed under the Policy. For example, any profits NNY may realize through receiving the mortality and expense risk charge deducted under Your Policy may be used to pay for sales and distribution expenses. NNY may also pay for sales and distribution expenses out of any payments NNY or 1851 may receive for providing administrative, marketing and other support and services to the Funds. Currently, neither NNY nor 1851 receive such payments with respect to the Policies.

VI.	On page 44, the following is added immediately after the section titled “VOTING RIGHTS” under “OTHER INFORMATION”:

CYBER SECURITY AND BUSINESS CONTINUITY RISKS
Our variable product business is dependent upon the effective operation of Our computer systems and those of Our business partners, and so Our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting Us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect Us and Your interest in the Policy.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts and terrorist acts, any of which could adversely affect Our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of Our employees or the employees of Our service providers to perform their job responsibilities.

LEGAL PROCEEDINGS
We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account or on Our ability to meet Our obligations under the Policies or on 1851 in its role as principal underwriter.

VII.	On page 45, the following replaces the section titled “FINANCIAL STATEMENTS” under “OTHER INFORMATION”:

FINANCIAL STATEMENTS
Audited financial statements of the Separate Account and NNY are included in the Statement of Additional Information. For a free copy of the Statement of Additional Information, simply call or write to Our Administrative Office or contact Us through Our website at www.NSRE.com. The Statement of Additional Information is also available on the SEC’s website at www.sec.gov.

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ISP CHOICE

A Level Premium Variable Life Insurance Policy
With Two Premium Payment Period Options
ISPC-15 & ISPC-WL
Issued By
Nassau Life Insurance Company
Through
First Investors Life Level Premium Variable Life Insurance (Separate Account B)

Supplement dated July 8, 2020 to the Prospectus dated May 1, 2020

Administrative Office
Address: Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836
Phone Number: 1-800-832-7783 (9:00 A.M. and 5:00 P.M., Eastern Time)
Website: www.NSRE.com

This supplement updates certain information contained in the prospectus, dated May 1, 2020, for the above-referenced ISP Choice individual level premium variable life policy (the “Policy”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus for the Policy to provide information about the acquisition of the issuer of the Policies, Foresters Life Insurance and Annuity Company (“FLIAC”), by NNY and the subsequent merger (the “Merger”) of FLIAC with and into NNY.

As previously disclosed, NNY entered into an agreement with FLIAC whereby NNY would purchase FLIAC. The acquisition of FLIAC by NNY was completed on July 1, 2020. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the First Investors Life Level Premium Variable Life Insurance (Separate Account B) (the “Separate Account” or “Separate Account B”). The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Policies.

The Merger did not affect the terms of, or the rights and obligations under, the Policies other than to change the insurance company that provides Policy benefits from FLIAC to NNY. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policyowners.

Following the acquisition of FLIAC by NNY, an NNY affiliate, 1851 Securities, Inc., became the principal underwriter for the Policies.

The Policy is no longer available for new sales, but owners of outstanding Policies may continue to make premium payments.

1

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates the prospectus.

I.	References to FLIAC (including references to “We,” “Us” and “Our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY.

II.	References to FLIAC’s website, www.foresters.com, throughout the prospectus that are not otherwise addressed below are replaced with references to NNY’s website, www.NSRE.com.

III.	On page 4, the following is added to the end of “GENERAL ACCOUNT RISK” under “SUMMARY OF BENEFITS AND RISKS OF THE POLICY”:

How to Obtain More Information. We encourage Policyowners to read and understand Our financial statements. Our audited financial statements, as well as the audited financial statements of the Separate Account, are located in the Statement of Additional Information. See “FINANCIAL STATEMENTS” below for instructions on how to obtain the Statement of Additional Information free of charge.

IV.	Beginning on page 6, the section titled “FEE TABLES” is deleted and replaced with the following:

FEE TABLES

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy. The cost of insurance charges and optional rider premiums shown may not be representative of what You will pay because these charges are based on the Insured’s age, sex and underwriting class. Your Policy was accompanied by an illustration based on Your actual annual premium and guaranteed minimum death benefit as determined by the Insured’s age, sex, underwriting classification, payment frequency and optional riders selected.

Policies Issued Prior to January 1, 2020 (Based on 2001 Commissioners’ Standard Ordinary Mortality Table)

The table below describes the transaction fees and expenses that You will pay under the Policy, depending upon which premium payment period is chosen. The minimum charge indicated is based on the lowest rate for Our representative Standard Non-tobacco (Standard NT) underwriting class. The maximum charge indicated is based on the highest possible charge at issue for our nonstandard underwriting class (unless otherwise specified) up to Our maximum issue age for this class. The standard charge indicated is based upon Our representative Insured, a male age 35 in Our Standard Non-tobacco underwriting class at the time the Policy is issued.

Transaction Fees and Other Charges and Expenses
Charge	When Charge is Deducted(1)	Amount Deducted
Maximum Premium Charge Percentage Imposed on Premiums (the Load), inclusive of Policy Charge	Upon each premium payment(2)	9.00% of each premium payment
Maximum Surrender Charge (Per $1,000 Face Amount Surrendered or Partially Surrendered)	Upon full or partial surrender within the first 15 years	Minimum	$1.10
		Maximum	$50.00
		Representative case(3)	$22.32

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Transaction Fees and Other Charges and Expenses
Charge	When Charge is Deducted(1)	Amount Deducted
Transfer Fees(4) (Limit of 6 transfers per Policy Year)	On 5th and 6th transfer	$10
Maximum Systematic Transfer Option Transfer Fee and Automated Subaccount Reallocation Transfer Fee	Upon transfer under the Systematic Transfer Option or Automated Subaccount Reallocation Option	$10(5)
Maximum Face Amount Charge (Per $1,000 Face Amount)(6)	Upon each premium payment		ISPC-15	ISPC-WL
				Face Amount greater than $150,000	Face Amount less than or equal to $150,000
		Minimum	$1.25	$0.25	$2.00
		Maximum	$2.75	$1.25	$2.00
		Representative case(3)	$2.75	$1.25	$2.00
Maximum Policy Charge(6)	Upon each premium payment	$95
Modal Premium Charge(7)	Upon each premium payment	Annual: 0.000000 Semi-annual: 0.009996 Quarterly: 0.024273 Monthly: 0.039196

Transaction Fees and Other Charges and Expenses (continued)
Charge for Optional Rider	When Charge is Deducted(1)	Amount Deducted
			ISPC-15	ISPC-WL
				Face Amount greater than $150,000	Face Amount less than or equal to $150,000
Waiver of Premium	Upon each premium payment	As % of Total Premium
		Minimum	0.11%	0.87%	0.87%
		Maximum	4.28%	5.46%	5.46%
		Representative case(3)	0.34%	1.68%	1.68%
Accidental Death(8)	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$1.25	$1.00	$1.00
		Maximum	$1.50	$1.25	$1.25
		Representative case(3)	$1.25	$1.00	$1.00

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Transaction Fees and Other Charges and Expenses (continued)
Charge for Optional Rider	When Charge is Deducted(1)	Amount Deducted
			ISPC-15	ISPC-WL
				Face Amount greater than $150,000	Face Amount less than or equal to $150,000
Children’s Term Life Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$5.25	Not available
		Maximum	Not available	$5.25	Not available
Spouse’s Term Life Insurance Rider(9)	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$0.62	Not available
		Maximum	Not available	$15.70	Not available
10 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.42	$0.42	Not available
		Maximum	$43.27	$43.27	Not available
		Representative case(3)	$2.70	$2.70	Not available
15 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.44	$0.44	Not available
		Maximum	$21.97	$21.97	Not available
		Representative case(3)	$2.02	$2.02	Not available
20 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$0.44	Not available
		Maximum	Not available	$67.24	Not available
		Representative case(3)	Not available	$2.82	Not available
Guaranteed Insurability Option Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.32	$0.17	Not available
		Maximum	$5.77	$5.56	Not available
		Representative case(3)	$2.71	$2.54	Not available

(1) The table assumes that premiums are paid at issue and then on each Policy anniversary. If You pay Your premium on an installment basis over the course of a Policy Year, the charges, which are premium-based, will be prorated over those payments.
(2) The Policy allows You to select the period of time over which You will pay premiums. The transaction fees and other charges and expenses shown in the table apply to all premium payment periods unless specifically noted. There are two premium payment period options available. In the case of ISPC-15 You pay premiums for 15 years and in the case of ISPC-WL You pay premiums until You reach age 100.
(3) The Representative case is based on Our Representative Insured. This is a male, age 35 at the time the Policy is issued, and is in Our Standard Non-tobacco underwriting class. The guaranteed maximum premiums are shown.

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(4) We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account.
(5) Currently, transfers made under these options are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.
(6) Values shown reflect annual premium mode. Non-annual premium mode values will reflects modal adjustment factors (See “Premium Payment Mode Adjustment”).
(7) The Modal Premium Charge is derived by multiplying the matching Modal Premium Percentages by the modal Premium (excluding any extra premium for substandard coverage and optional riders) less modal Premium Charge, Policy Face Amount Charge and Policy Charge. For example, for Our Representative Insured issued with a $50,000 Face Amount ISPC-15 Policy, the Modal Premium Charge is $5.73 if the Policyholder pays the premiums quarterly. This Modal Premium Charge is calculated as the quarterly Modal Premium Charge percentage of 0.024273 multiplied by the quarterly premium (excluding extra premiums) less quarterly Premium Charge, Policy Face Amount Charge and Policy Charge, which is equal to $236.10. If You pay Your premiums annually, the Modal Premium Charge is zero.
(8) The benefit issued may not exceed $200,000 less all of the Insured’s accidental death benefit coverage in all other insurance companies.
(9) Only the level premium ranges for an initial 20 year period are shown. After the 20 year period, the premiums increase for subsequent level periods of 20 years or less. The spouse term rider is only available in an amount of $25,000.

The next table describes the fees and expenses that We may deduct from Your Accumulation Value periodically over the life of the Policy. These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance(1)	Last Day of Policy Year and/or Upon Surrender(2)		ISPC-15		ISPC-WL
					Face Amount greater than $150,000	Face Amount less than or equal to $150,000
		Minimum(3)	$0.18 per $1,000 of net amount at risk (NAR)		$0.43 per $1,000 NAR
		Maximum(3)	$1,000 per $1,000 NAR
		Representative Case(4)	$1.12 per $1,000 NAR
Mortality and Expense Risk Charge	Daily	Effective Annual Rate of Your Subaccount Value	Year(s)	ISPC-15	ISPC-WL
					Face Amount greater than $150,000	Face Amount less than or equal to $150,000
			1 to 15	0.50%	0.50%	0.50%
			16 to 20	0.25%	0.50%	0.50%
			21 and beyond	0.25%	0.25%	0.25%
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan(5)
Income Tax Charge(6)	Not charged	None deducted

(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, Underwriting Class of Risk, as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by

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contacting Your representative. The NAR under a Policy is equal to the Policy’s guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Accumulation Value. The NAR may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.
(2) If the Total Benefit Base at the end of the first Policy Year is less than the cost of insurance due, the balance will be included in the cost of insurance charged on the last day of the following Policy Year.
(3) The minimum charge reflects the annual cost of insurance rate per $1000 of NAR for a female, age 5 for ISPC-15, and for a female, nonsmoker, age 18 for ISPC-WL. The maximum charge reflects the annual cost of insurance rate per $1000 of NAR for all rating classifications at age 120. The maximum first year cost of insurance charge based on the maximum issue age for the Policy is equal to $17.41 per $1000 of NAR for ISPC-15 and ISPC-WL.
(4) The representative case is based on Our representative Insured. This is a male, age 35 at the time the Policy is issued and is in Our standard non-tobacco underwriting class. There is no difference in the cost of insurance between the standard and nonstandard class. The charge indicated is the maximum rate We can deduct for the first year cost of insurance charge.
(5) Because We transfer from the Separate Account to Our General Account an amount equal to the amount of the loan, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 2%.
(6) We reserve the right to impose this charge if We incur taxes attributable to Separate Account B.

Policies Issued On or After January 1, 2020 (Based on 2017 Commissioners’ Standard Ordinary Mortality Table)

The table below describes the transaction fees and expenses that You will pay under the Policy, depending upon which premium payment period is chosen. The minimum charge indicated is based on the lowest rate for Our representative Standard Non-tobacco (Standard NT) underwriting class. The maximum charge indicated is based on the highest possible charge at issue for our nonstandard underwriting class (unless otherwise specified) up to Our maximum issue age for this class. The standard charge indicated is based upon Our representative Insured, a male age 35 in Our Standard Non-tobacco underwriting class at the time the Policy is issued.

Transaction Fees and Other Charges and Expenses
Charge	When Charge is Deducted(1)	Amount Deducted
			ISPC-15	ISPC-WL Face Amount greater than $150,000	ISPC-WL Face Amount less than or equal to $150,000
Maximum Premium Charge Percentage Imposed on Premiums (the Load), inclusive of Policy Charge	Upon each premium payment(2)		9.00% of each premium payment	12.00% of each premium payment	15.00% of each premium payment
Maximum Surrender Charge (Per $1,000 Face Amount Surrendered or Partial Surrendered)	Upon full or partial surrender within the first 15 years	Minimum	$1.07
		Maximum	$50.00
		Representative case(3)	$20.15
Transfer Fees(4) (Limit of 6 transfers per Policy Year)	On 5th and 6th transfer		$10

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Transaction Fees and Other Charges and Expenses (continued)
Charge for Optional Riders	When Charge is Deducted(1)	Amount Deducted
			ISPC-15	ISPC-WL Face Amount greater than $150,000	ISPC-WL Face Amount less than or equal to $150,000
Maximum Systematic Transfer Option Transfer Fee and Automated Subaccount Reallocation Transfer Fee	Upon transfer under the Systematic Transfer Option or Automated Subaccount Reallocation Option		$10(5)
Maximum Face Amount Charge (Per $1,000 Face Amount)(6)	Upon each premium payment	Minimum	$1.50	$0.05	$1.30
		Maximum	$3.75	$2.00	$7.00
		Representative case(3)	$3.00	$1.20	$1.50
Maximum Policy Charge(6)	Upon each premium payment		$95
Modal Premium Charge(7)	Upon each premium payment		Annual: 0.000000 Semi-annual: 0.009996 Quarterly: 0.024273 Monthly: 0.039196
Waiver of Premium	Upon each premium payment	As % of Total Premium
		Minimum	0.11%	0.89%	0.89%
		Maximum	4.30%	5.48%	5.48%
		Representative case(3)	0.34%	1.69%	1.69%
Accidental Death(8)	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$1.25	$1.00	$1.00
		Maximum	$1.50	$1.25	$1.25
		Representative case(3)	$1.25	$1.00	$1.00
Children’s Term Life Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$5.25	Not available
		Maximum	Not available	$5.25	Not available
Spouse’s Term Life Insurance Rider(9)	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$0.62	Not available
		Maximum	Not available	$15.70	Not available

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Transaction Fees and Other Charges and Expenses (continued)
Charge for Optional Riders	When Charge is Deducted(1)	Amount Deducted
10 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.42	$0.42	Not available
		Maximum	$43.27	$43.27	Not available
		Representative case(3)	$2.70	$2.70	Not available
15 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.44	$0.44	Not available
		Maximum	$21.97	$21.97	Not available
		Representative case(3)	$2.02	$2.02	Not available
20 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$0.44	Not available
		Maximum	Not available	$67.24	Not available
		Representative case(3)	Not available	$2.82	Not available
Guaranteed Insurability Option Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.32	$0.17	Not available
		Maximum	$5.77	$5.56	Not available
		Representative case(3)	$2.71	$2.54	Not available

(1) The table assumes that premiums are paid at issue and then on each Policy anniversary. If You pay Your premium on an installment basis over the course of a Policy Year, the charges, which are premium-based, will be prorated over those payments.
(2) The Policy allows You to select the period of time over which You will pay premiums. The transaction fees and other charges and expenses shown in the table apply to all premium payment periods unless specifically noted. There are two premium payment period options available. In the case of ISPC-15 You pay premiums for 15 years and in the case of ISPC-WL You pay premiums until You reach age 100.
(3) The Representative case is based on Our Representative Insured. This is a male, age 35 at the time the Policy is issued, and is in Our Standard Non-tobacco underwriting class. The guaranteed maximum premiums are shown.
(4) We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account.
(5) Currently, transfers made under these options are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.
(6) Values shown reflect annual premium mode. Non-annual premium mode values will reflects modal adjustment factors (See “Premium Payment Mode Adjustment”).
(7) The Modal Premium Charge is derived by multiplying the matching Modal Premium Percentages by the modal Premium (excluding any extra premium for substandard coverage and optional riders) less modal Premium Charge, Policy Face Amount Charge and Policy Charge. For example, for Our Representative Insured issued with a $50,000 Face Amount ISPC-15 Policy, the Modal Premium Charge is $4.89 if the Policyholder pays the premiums quarterly. This Modal Premium Charge is calculated as the quarterly Modal Premium Charge percentage of 0.024273 multiplied by the quarterly premium (excluding extra premiums) less quarterly Premium Charge, Policy Face Amount Charge and Policy Charge, which is equal to $201.62. If You pay Your premiums annually, the Modal Premium Charge is zero.
(8) The benefit issued may not exceed $200,000 less all of the Insured’s accidental death benefit coverage in all other insurance companies.
(9) Only the level premium ranges for an initial 20 year period are shown. After the 20 year period, the premiums increase for subsequent level periods of 20 years or less. The spouse term rider is only available in an amount of $25,000.

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The next table describes the fees and expenses that We may deduct from Your Accumulation Value periodically over the life of the Policy. These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
			ISPC-15		ISPC-WL Face Amount greater than $150,000	ISPC-WL Face Amount less than or equal to $150,000
Cost of Insurance(1)	Last Day of Policy Year and/or Upon Surrender(2)	Minimum(3)	$0.08 per $1,000 of net amount at risk (NAR)		$0.32 per $1,000 NAR
		Maximum(3)	$1,000 per $1,000 NAR
		Representative Case(4)	$0.92 per $1,000 NAR
Mortality and Expense Risk Charge	Daily	Effective Annual Rate of Your Subaccount Value	Year(s)	ISPC-15	ISPC-WL Face Amount greater than $150,000	ISPC-WL Face Amount less than or equal to $150,000
			1 to 15	0.50%	0.50%	0.50%
			16 to 20	0.25%	0.50%	0.50%
			21 and beyond	0.25%	0.25%	0.25%
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan(5)
Income Tax Charge(6)	Not charged	None deducted

(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, Underwriting Class of Risk, as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative. The NAR under a Policy is equal to the Policy’s guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Accumulation Value. The NAR may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.
(2) If the Total Benefit Base at the end of the first Policy Year is less than the cost of insurance due, the balance will be included in the cost of insurance charged on the last day of the following Policy Year.
(3) The minimum charge reflects the annual cost of insurance rate per $1000 of NAR for a female, age 5 for ISPC-15, and for a female, nonsmoker, age 18 for ISPC-WL. The maximum charge reflects the annual cost of insurance rate per $1000 of NAR for all rating classifications at age 120.
(4) The representative case is based on Our representative Insured. This is a male, age 35 at the time the Policy is issued and is in Our standard non-tobacco underwriting class. There is no difference in the cost of insurance between the standard and nonstandard class. The charge indicated is the maximum rate We can deduct for the first year cost of insurance charge.
(5) Because We transfer from the Separate Account to Our General Account an amount equal to the amount of the loan, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 2%.
(6) We reserve the right to impose this charge if We incur taxes attributable to Separate Account B.

9

Range of Total Annual Fund Operating Expenses (All Policies)

The next table below describes the range of fees and expenses for the Funds that You will indirectly pay during the time that You own the Policy. The table shows the minimum and maximum Total Annual Fund Operating Expenses as of December 31, 2019. These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the prospectus for the Funds.

Total Annual Fund Operating Expenses
	Minimum	Maximum
Range of expenses that are deducted from Fund assets, including management fees and other expenses.	0.73%	1.42%

V.	On page 14, the following replaces the information under “WHO WE ARE AND HOW TO CONTACT US” prior to “Separate Account B” under “DESCRIPTION OF THE POLICY”:

Nassau Life Insurance Company
NNY, with its home office at One American Row, Hartford, Connecticut 06115, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. Other affiliates of NNY include 1851 Securities, Inc. (or hereafter “1851”), which is the distributor for the Policies, and the Nassau Companies of New York, which will provide administrative services for the Policies.

For information or service concerning a Policy, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-510-4209. You may also contact Us through Our website at www.NSRE.com.

You should send any payments, notices, elections or requests (including requests for Fund prospectuses), as well as any other documentation that We require for any purpose in connection with Your Policy, to Our Administrative Office. No payment, notice, election, request or documentation will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. To meet Our requirements for processing transactions, We may require that You use Our forms. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

VI.	Beginning on page 19, the following replaces the last paragraph and the table thereunder in the section titled “Premium Payment Period Choice” under “PREMIUMS”

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The following examples demonstrate premium amount and amount of insurance for the two premium payment period options where the Insured is a standard issue, 35 year old male non-tobacco user. Please note that these examples are based on a male Insured, and that the amounts presented would differ for a female Insured and different underwriting classes.

Policy Issued Prior to January 1, 2020:

Male – Standard Issue Non-Tobacco Age 35	ISPC-15	ISPC-WL
		Face Amount	Face Amount
		greater than $150,000	less than or equal to
$150,000
$50,000 Face Amount will cost	$1,244	Not applicable	$757
	Annual Premium		Annual Premium
$1,000 Annual Premium will buy	$39,382	Not applicable	$68,353
	Face Amount		Face Amount

Policy Issued On or After January 1, 2020:

Male – Standard Issue Non-Tobacco Age 35	ISPC-15	ISPC-WL
		Face Amount	Face Amount
		greater than $150,000	less than or equal to
$150,000
$50,000 Face Amount will cost	$1,112	Not applicable	$670.50
	Annual Premium		Annual Premium
$1,000 Annual Premium will buy	$44,494	Not applicable	$78,627
	Face Amount		Face Amount

VII.	On page 27, the following replaces the last two paragraphs under “The Variable Insurance Amount” under “THE DEATH BENEFIT”:

Example – Policy issued prior to January 1, 2020: At the beginning of the first Policy Year, the Total Benefit Base and the Assumed Benefit Base for Our Representative Insured issued at issue age 35, with a $50,000 Face Amount ISPC-15 Policy and paid annually are both set to the initial net premium, or $908.09. Assuming that the annual actual net investment return rate is 6%, the Total Benefit Base grows to $962.58 at the end of the Policy Year. With an assumed investment return of 4%, the Assumed Benefit Base increases from $908.09 to $944.41. The difference in the Total Benefit Base and the Assumed Benefit Base results in an Excess Investment Return of $18.17, which is then divided by the net single premium at age 36 of 0.21548 per $1 to derive an additional Variable Insurance Amount of $84.32 purchased on the Policy anniversary. The Variable Insurance Amount is $0 when the Policy is issued, and it increases to $84.32 after the additional Variable Insurance Amount is purchased. The death benefit is the Face Amount plus the positive Variable Insurance Amount, or $50,084.32.

On the other hand, assuming the annual actual net investment return is 2%, the Total Benefit Base decreases to $926.24 at the end of the Policy Year, resulting in an Excess Investment Return of negative $18.17 (i.e. $926.24 - $944.41), and the resulting Variable Insurance Amount purchased will be negative $84.32 (i.e. negative $18.17 divided by 0.21548). In this case, although the cumulative Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit of $50,000 (i.e. Face Amount).

Example – Policy issued on or after January 1, 2020: At the beginning of the first Policy Year, the Total Benefit Base and the Assumed Benefit Base for Our Representative Insured issued at issue age 35, with a $50,000 Face Amount ISPC-15 Policy and paid annually are both set to the initial net premium, or $775.47. Assuming that the

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annual actual net investment return rate is 6%, the Total Benefit Base grows to $822.00 at the end of the Policy Year. With an assumed investment return of 4%, the Assumed Benefit Base increases from $775.47 to $806.49. The difference in the Total Benefit Base and the Assumed Benefit Base results in an Excess Investment Return of $15.51, which is then divided by the net single premium at age 36 of 0.18426 per $1 to derive an additional Variable Insurance Amount of $84.17 purchased on the Policy anniversary. The Variable Insurance Amount is $0 when the Policy is issued, and it increases to $84.17 after the additional Variable Insurance Amount is purchased. The death benefit is the Face Amount plus the positive Variable Insurance Amount, or $50,084.17.

On the other hand, assuming the annual actual net investment return is 2%, the Total Benefit Base increases to $790.98 at the end of the Policy Year, resulting in an Excess Investment Return of negative $15.51 (i.e. $790.98 - $806.49), and the resulting Variable Insurance Amount purchased will be negative $84.17 (i.e. negative $15.51 divided by 0.18426). In this case, although the cumulative Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit of $50,000 (i.e. Face Amount).

VIII.	On page 32, the following replaces the first sentence of the third paragraph under “Level Term Insurance Rider” under “OPTIONAL INSURANCE RIDERS”:

For Policies issued prior to January 1, 2020, the 10–year coverage was available for issue ages 18-60; the 15-year coverage was available for issue ages 18-55; and the 20 year coverage was available for issue ages 18-50. For Policies issued on or after January 1, 2020, the 10-year coverage was available for issue ages 27-60; the 15-year coverage was available for issue ages 20-55; and the 20-year coverage was available for issue ages 18-50.

IX.	On page 32, the following is added as the last sentence to the last paragraph under “Level Term Insurance Rider” under “OPTIONAL INSURANCE RIDERS”:

Please note that premiums may differ for Policies issued prior to January 1, 2020 and Policies on or after January 1, 2020.

X.	On page 37, the following replaces the first sentence under “Premium Charge” under “FEES, CHARGES AND EXPENSES”:

We impose a premium charge on each premium payment. For Policies issued prior to January 1, 2020, the premium charge is 9% of each premium payment, exclusive of the Policy charge. For Policies issued on or after January 1, 2020, the premium charge on each premium payment, exclusive of the Policy charge, is 9% for ISPC-15, 12% for ISPC-WL if the Face Amount is greater than $150,000, and 15% for ISPC-WL if the Face Amount is less than or equal to $150,000.

XI.	On page 38, the following replaces the section titled “Policy Face Amount Charge” under “FEES, CHARGES AND EXPENSES”:

Policy Face Amount Charge

We impose a Policy Face Amount Charge in each premium payment (which is in addition to other applicable fees and charges). These charges, per $1,000 of the guaranteed minimum death benefit, are shown below, and they vary by issue age and underwriting class, as well as by sex with respect to Policies issued on or after January 1, 2020. The Policy Face Amount Charge covers Our administrative expenses in issuing the Policy.

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Policy Issued Prior to January 1, 2020:

ISPC-15 – Policy Face Amount Charges*

Issue Age	Pref Plus NT	Pref NT	Standard NT	Standard TU
0-4	N/A		1.75	N/A
5-9			2.06
10-14			2.38
15-19			2.69
20-60	1.25	2.0	2.75	2.75

ISPC-WL with Face Amount greater than $150,000 – Policy Face Amount Charges*

Issue Age	Pref Plus NT	Pref NT	Standard NT	Standard TU
18-60.25		.50	1.25	1.25

ISPC-WL with Face Amount less than or equal to $150,000 – Policy Face Amount Charges*

Issue Age	Standard NT	Standard TU
18-60	2.0	2.0

*Per $1,000 of guaranteed minimum death benefit

Policy Issued On or After January 1, 2020:

Male		Policy Face Amount Charges*
Issue Age	Product Version	Pref Plus NT	Pref NT	Standard NT	Standard TU
18-60	ISPC-15	1.5-1.85	2.2	2.5-3.75	2.5-3.75
	ISPC-WL (for Face Amounts of greater than $150,000)	0.05-0.85	1	1.2-2	1.2-1.85
	ISPC-WL (for Face Amounts of $150,000 or less)	N/A	N/A	1.50-5	1.77-7

Female		Policy Face Amount Charges*
Issue Age	Product Version	Pref Plus NT	Pref NT	Standard NT	Standard TU
18-60	ISPC-15	1.5-1.85	2.2	2.5-3.75	2.5-3.75
	ISPC-WL (for Face Amounts of greater than $150,000)	0.05-0.85	1	1.2-2	1.2-1.85
	ISPC-WL (for Face Amounts of $150,000 or less)	N/A	N/A	1.31-3	1.62-5

Issue Age	Product Version	Policy Face Amount Charges*
		Male	Female
0-17	ISPC-15	1.75-2.46	1.50-2.42

*Per $1,000 of guaranteed minimum death benefit

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XII.	On page 39, the following replaces the first paragraph under “Cost of Insurance Protection” under “PERIODIC CHARGES DEDUCTED FROM THE SUBACCOUNT VALUE”:

We deduct a charge from the Subaccount assets attributable to Your Policy for the cost of insurance protection. This amount is determined by the insurance rates applicable to Your Policy based upon Your age, sex, underwriting classification and the net amount of insurance that is at risk. We guarantee that the cost of insurance will not be higher than rates based on (i) the 2001 Commissioners’ Standard Ordinary Mortality Table for Policies issued prior to January 1, 2020 or (ii) the 2017 Commissioners’ Standard Ordinary Mortality Table for Policies issued on or after January 1, 2020 for the Insured’s sex and tobacco use classification, which We use to compute the cost of insurance protection.

XIII.	Beginning on page 40, the following replaces the section titled “DISTRIBUTION OF THE POLICY” under “DESCRIPTION OF THE POLICY”:

DISTRIBUTION OF THE POLICY
The Policies are no longer offered for new sales, but existing Policyowners may continue to make premium payments. As such, the Policy is considered to be continuously offered by NNY and the Separate Account.

Prior to the acquisition of FLIAC by NNY, Foresters Financial Services, Inc., an affiliate of FLIAC, served as principal underwriter and distributor for the Policies. As a result of the acquisition of FLIAC by NNY, effective July 1, 2020, 1851 Securities, Inc., an affiliate of NNY, assumed the role of the principal underwriter and distributor for the Policies. 1851 also serves as principal underwriter and distributor for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in distributing variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees or other payments from underlying funds or their affiliates.

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102. 1851 is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (the “1934 Act”), as well as the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”).

1851 and NNY have entered into a selling agreement with Cetera Investment Services LLC (“Cetera”) to cover Cetera’s continued servicing of Policies held by Cetera customers. This agreement also covers Cetera’s sale and servicing of other variable annuity contracts and variable life insurance policies issued by NNY (including those contracts and policies assumed by NNY in connection with the Merger of FLIAC into NNY). Cetera is registered as a broker-dealer with the SEC under the 1934 Act and is a member of FINRA.

Compensation
Under Our agreement with Cetera, We generally pay compensation to Cetera in the form of commissions when a premium payment is made under a Policy. Depending on the premium payment period option applicable to Your Policy, We pay commissions of up to 99% on premiums paid in the first Policy Year, 16% on premiums paid in Policy Years 2-3, 5% on premiums paid in Policy Years 4-10 (with the exception of 10% on premiums paid in Policy Year 7) and 2% on premiums paid thereafter. No other compensation is paid to Cetera with respect to any other Policyowner transactions under the Policy. We do not pay compensation to Cetera based on the value of Your Policy.

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A portion of the compensation paid by NNY to Cetera is used by Cetera to pay commissions or other compensation to its registered representatives who service the Policy, depending on the agreement between Cetera and the registered representative. Such representatives act as appointed agents of NNY under applicable state insurance law and must be licensed to sell variable insurance products. Cetera or a registered representative may receive different compensation for selling or servicing one variable insurance product compared to another.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be made to Cetera based on premium payments invested in the Policy. Additional payments may be made to Cetera that are not directly related to the investment of additional premium payments in the Policy, such as payments related to the recruitment and training of personnel, production of promotional literature and similar services.

The Policy assesses a front-end sales charge on premium payments, so You directly pay for sales and distribution expenses of NNY when You make a premium payment. You also indirectly pay for sales and distribution expenses of NNY through the overall charges and fees assessed under the Policy. For example, any profits NNY may realize through receiving the mortality and expense risk charge deducted under Your Policy may be used to pay for sales and distribution expenses. NNY may also pay for sales and distribution expenses out of any payments NNY or 1851 may receive for providing administrative, marketing and other support and services to the Funds. Currently, neither NNY nor 1851 receive such payments with respect to the Policies. Depending on when Your Policy was issued, Your Policy may be subject to a surrender charge if You fully or partially surrender the Policy. See “FEE TABLES.” Proceeds received by NNY from any surrender charges imposed under the Policy may be used to reimburse NNY for sales and distribution expenses.

XIV.	On page 46, the following is added immediately after the section titled “VOTING RIGHTS” under “OTHER INFORMATION”:

CYBER SECURITY AND BUSINESS CONTINUITY RISKS
Our variable product business is dependent upon the effective operation of Our computer systems and those of Our business partners, and so Our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting Us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect Us and Your interest in the Policy.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts and terrorist acts, any of which could adversely affect Our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of Our employees or the employees of Our service providers to perform their job responsibilities.

15

LEGAL PROCEEDINGS
We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account or on Our ability to meet Our obligations under the Policies or on 1851 in its role as principal underwriter.

XV.	On page 47, the following replaces the section titled “FINANCIAL STATEMENTS” under “OTHER INFORMATION”:

FINANCIAL STATEMENTS
Audited financial statements of the Separate Account and NNY are included in the Statement of Additional Information. For a free copy of the Statement of Additional Information, simply call or write to Our Administrative Office or contact Us through Our website at www.NSRE.com. The Statement of Additional Information is also available on the SEC’s website at www.sec.gov.

16

ISP CHOICE
A Level Premium Variable Life Insurance Policy
with two premium payment period options
ISPC-15 & ISPC-WL

Offered By Foresters Life Insurance and Annuity Company Through First Investors Life Level Premium Variable Life Insurance Separate Account B.

40 Wall Street, New York, New York 10005 / (800) 832-7783

This prospectus describes an individual Level Premium Variable Life Policy (the “Policy”) that is offered by Foresters Life Insurance and Annuity Company (“FLIAC”, “We”, “Us” or “Our”; “You” and “Your” refer to a prospective or existing owner of a Policy) through First Investors Life Level Premium Variable Life Insurance Separate Account B (“Separate Account B”). Two premium payment period options are available: 15-year (“ISP CHOICE-15” or “ISPC-15”) and pay-to-age-100 (“ISP CHOICE-Whole Life” or “ISPC-WL”). An ISPC-15 Policy uses standard underwriting procedures. An ISPC-WL Policy uses standard underwriting procedures if issued with Face Amounts above $150,000, and non-medical underwriting if issued with Face Amounts of $150,000 or less.

Please read this prospectus and keep it for future reference. It contains important information, including all material benefits, features, rights and obligations under a Policy, that You should know before buying or taking action under a Policy. This prospectus is valid only when accompanied by the current prospectus for the Delaware VIP® Trust (“Funds” or “VIP Series”).

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed judgment on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

FLIAC does not guarantee the performance of the segregated investment options under the Separate Account B that correspond to the series of the VIP Series. The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. The Policy involves investment risk, including possible loss of principal amount invested.

The Policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. FLIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by FLIAC.

The date of this prospectus is May 1, 2020.

CONTENTS

SUMMARY OF BENEFITS AND RISKS OF THE POLICY	2
Policy Benefits	2
Policy Risks	3
General Account Risk	4
Risks of the VIP Series	4
FEE TABLES	5
DESCRIPTION OF THE POLICY	14
Who We Are and How to Contact Us	14
How The Policy Works	18
Policy Application Process	18
Premiums	19
Premium Loans To Pay Premiums	21
Allocation of Net Premiums to Investment Options	21
The Death Benefit	25
Accumulation Value	27
Settlement Options	30
Optional Insurance Riders	30
Fees, Charges and Expenses	37
Periodic Charges Deducted from the Subaccount Value	39
FEDERAL TAX INFORMATION	42
Policy Proceeds	42
Surrenders and Loans	42
OTHER INFORMATION	46
Voting Rights	46
Reports	47
Financial Statements	47
APPENDIX A	A-1
APPENDIX B	B-1

SUMMARY OF BENEFITS AND RISKS OF THE POLICY

This summary outlines important benefits and risks associated with the Policy which You should consider before You make a decision to purchase a Policy. More detailed information about the Policy follows the summary.

POLICY BENEFITS

The Policy provides life insurance protection on the named Insured, and pays death benefit proceeds when the Insured dies while the Policy is in effect. You may select the amount of life insurance that You want, or the amount of premium that You will pay each year, within Company limits and subject to Our approval. The Policy is available with two premium payment period options. In the case of ISPC-15, You pay premiums for 15 years; in the case of ISPC-WL, You pay premiums until You reach age 100.

After the Policy is issued, Your premium payment period cannot be changed by You or Us, and the premium amount cannot be changed by You or Us (except for modal premium payment changes). The net amount of each premium remaining, after deduction of applicable Policy charges, is invested in Our Fixed Account and/or one or more investment Subaccounts in accordance with Your instructions. You may not invest more than 50% of Your net premiums into the Fixed Account.

The Policy is designed to provide You with permanent life insurance protection as long as You pay Your premiums for the elected premium payment period. After that, the Policy remains in force for the life of the Insured, unless You choose to surrender Your Policy or You borrow against it to an extent that causes it to lapse.

Your premium will vary depending on the amount of life insurance and the premium payment period elected. In general, the longer that You pay Your premiums, the greater the life insurance coverage You will obtain per premium dollar. Thus, assuming the same premium, You will obtain more initial coverage by purchasing ISPC-WL and less initial coverage by purchasing ISPC-15.

Upon the death of the Insured, the Policy’s death benefit will be paid to the named Beneficiary. The amount of the death benefit may increase above the Policy’s guaranteed minimum death benefit (known as the “Face Amount”) based upon the investment experience of the Subaccounts You select, and on the credited interest in the Fixed Account if chosen. However, We guarantee that the death benefit will not be less than the Policy’s Face Amount (the guaranteed minimum death benefit), reduced by any outstanding Policy loans, accrued loan interest, and due and unpaid premiums.

The Subaccounts invest in corresponding Funds of the VIP Series. Each Fund is a professionally managed mutual fund with its own investment objectives, strategies and risks. The Fixed Account, which is part of Our General Account, bears interest at a fixed guaranteed minimum interest rate, plus any additional interest that, in Our sole discretion, We may declare. Your Accumulation Value (see “Accumulation Value”) and Variable Insurance Amount (see “The Variable Insurance Amount”) will fluctuate based on a number of factors including the performance of the Subaccounts You select and the proportion of Your Accumulation Value which You allocate to the Fixed Account.

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You may change Your allocation of future premiums subject to certain limitations. You may also change the allocation of Accumulation Values among the Subaccounts, or among the Subaccounts and the Fixed Account, through Transfers of Accumulation Value, or Automated Subaccount Reallocations, or Systematic Transfers. Changes to the allocations of Accumulation Values are subject to certain conditions and restrictions described elsewhere in this prospectus.

You may borrow up to 75% of the Policy Cash Value during the first three Policy Years and up to 90% of the Cash Value thereafter, if You assign Your Policy to Us as sole security. While the receipt of the principal of a Policy loan is generally not taxable, the loan amount may become taxable under certain circumstances.

You may also fully surrender the Policy at any time while the Insured is living. The amount payable will be the Cash Value less any outstanding loan balance, including any accrued loan interest (“Surrender Value”). A surrender is a taxable event. You may surrender a portion of the Policy’s Cash Value on any Policy anniversary provided You meet Our requirements. Partial surrenders are not permitted if You have an outstanding Policy loan. Partial surrenders may have adverse tax consequences and will reduce the guaranteed minimum death benefit and the death benefit.

Subject to availability in Your state (see Appendix A), We offer optional insurance riders to add benefits to the Policy. You pay an additional premium amount for each rider and certain age, insurance underwriting requirements, limitations and restrictions apply. The additional rider premium is excluded from the invested net premium. You may terminate a rider at any time and Your premium will be adjusted accordingly. Premiums for certain optional riders are not necessarily level for the term of the rider. See “Optional Insurance Riders” for further details.

POLICY RISKS

Because of the insurance costs, the Policy is not suitable for You unless You need life insurance. If You have no need for life insurance, You should consider a different type of investment.

The Policy involves a long-term commitment on Your part, and You should have the intention and financial ability to make the required premium payments. It is not suitable as a short-term savings vehicle.

The Policy is different from fixed-benefit life insurance because You bear the investment risks. The death benefit and Cash Value will increase or decrease as a result of the investment experience of the Subaccounts You select. However, the guaranteed minimum death benefit is never reduced based on negative performance of the Subaccounts. We bear the investment risk that the Fixed Account will produce a return equal to at least principal plus the minimum guaranteed rate of return. Because You may allocate no more than 50% of Your net premiums to the Fixed Account, investing in the Fixed Account does not eliminate investment risks.

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If You make a partial surrender, reduce the Face Amount, eliminate a rider, or make any other material change to the Policy after it is issued, the Policy may become a modified endowment contract (“MEC”). See “Federal Tax Information — Surrenders and Loans” for more information. This can have adverse tax consequences to You.

If You decide to take Policy loans, they may reduce the future death benefit and Cash Values of Your Policy, whether or not You repay the loans, because loans may undermine the growth potential of Your Policy. While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or if the Policy has been converted into a MEC. A Policy loan may also cause a Policy to terminate if the outstanding loan balance exceeds the Cash Value, due to fluctuation in the values of the Subaccounts selected or other factors. In such case, the entire amount of the loan balance is immediately taxable to the extent it exceeds Your basis in the Policy.

Your Policy may lapse if you fail to pay Your premiums (or Your loan balance exceeds the Cash Value). In such case, if You do not elect one of the continued insurance options, We will automatically purchase continued insurance with the Policy’s Cash Value. This may delay but not avoid the lapse of Your Policy.

GENERAL ACCOUNT RISK
The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Accumulation Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Accumulation Value are subject to Our financial strength and claims-paying ability.

RISKS OF THE VIP SERIES
You bear the investment risk of the Funds underlying the Subaccounts You select. The investment objectives, principal investment strategies, and principal risks of the Funds are described in the attached VIP Series prospectus. There is no guarantee that any of the Funds will achieve its stated investment objective.

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FEE TABLES

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The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy. The cost of insurance charges and optional rider premiums shown may not be representative of what You will pay because these charges are based on the Insured’s age, sex and underwriting class. Your Policy will be accompanied by an illustration based on Your actual annual premium and guaranteed minimum death benefit as determined by the Insured’s age, sex, underwriting classification, payment frequency and optional riders selected.

The table below describes the transaction fees and expenses that You will pay under the Policy, depending upon which premium payment period is chosen. The minimum charge indicated is based on the lowest rate for Our representative Standard Non-tobacco (Standard NT) underwriting class. The maximum charge indicated is based on the highest possible charge at issue for our non-standard underwriting class (unless otherwise specified) up to Our maximum issue age for this class. The standard charge indicated is based upon Our representative Insured, a male age 35 in Our Standard Non-tobacco underwriting class at the time the Policy is issued.

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Transaction Fees and Other Charges and Expenses
Charge	When Charge is Deducted(1)	Amount Deducted
		ISPC-15	ISPC- WL	ISPC-WL (for face amounts of $150,000 or less)
Maximum Premium Charge Percentage Imposed on Premiums (the Load), inclusive of Policy Charge	Upon each premium payment(2)	9.00%	12.00%	15.00%
Maximum Surrender Charge (Per $1,000 Face Amount Surrendered or Partial Surrendered)	Upon full or partial surrender within the first 15 years	Minimum	$1.07
		Maximum	$50.00
		Representative case(3)	$20.15
Transfer Fees(4) (Limit of 6 transfers per Policy Year)	On 5th and 6th transfer	$10
Maximum Systematic Transfer Option Transfer Fee and Automated Subaccount Reallocation Transfer Fee	Upon transfer under the Systematic Transfer Option or Automated Subaccount Reallocation Option	$10(5)

			ISPC- 15	ISPC-WL	ISPC-WL (for face amounts of $150,000 or less)
Maximum Face Amount Charge (Per $1,000 Face Amount)(6)	Upon each premium payment	Minimum	$1.50	$0.05	$1.30
		Maximum	$3.75	$2.00	$7.00
		Representative case(3)	$3.00	$1.20	$1.50
Maximum Policy Charge(6)	Upon each premium payment	$95
Modal Premium Charge(7)	Upon each premium payment	Annual: 0.000000 Semi-annual: 0.009996 Quarterly: 0.024273 Monthly: 0.039196

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Transaction Fees and Other Charges and Expenses (continued)
Charge for Optional Riders	When Charge is Deducted(1)	Amount Deducted
			ISPC-15	ISPC- WL	ISPC-WL (for face amounts of $150,000 or less)
		As % of Total Premium
Waiver of Premium	Upon each premium payment	Minimum	0.11%	0.89%	0.89%
		Maximum	4.30%	5.48%	5.48%
		Representative case(3)	0.34%	1.69%	1.69%
Accidental Death(8)	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$1.25	$1.00	$1.00
		Maximum	$1.50	$1.25	$1.25
		Representative case(3)	$1.25	$1.00	$1.00
Children’s Term Life Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$5.25	Not available
		Maximum	Not available	$5.25	Not available
Spouse’s Term Life Insurance Rider(9)	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	Not available	$0.62	Not available
		Maximum	Not available	$15.70	Not available
10 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.42	$0.42	Not available
		Maximum	$43.27	$43.27	Not available
		Representative case(3)	$2.70	$2.70	Not available
15 Year Level Term Insurance Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.44	$0.44	Not available
		Maximum	$21.97	$21.97	Not available
		Representative case(3)	$2.02	$2.02	Not available
20 Year Level	Upon each	Per $1,000 Face Amount of Rider

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Term Insurance Rider	premium payment	Minimum	Not available	$0.44	Not available
		Maximum	Not available	$67.24	Not available
		Representative case(3)	Not available	$2.82	Not available
Guaranteed Insurability Option Rider	Upon each premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.32	$0.17	Not available
		Maximum	$5.77	$5.56	Not available
		Representative case(3)	$2.71	$2.54	Not available
(1) The table assumes that premiums are paid at issue and then on each Policy anniversary. If You pay Your premium on an installment basis over the course of a Policy Year, the charges, which are premium-based, will be prorated over those payments.
(2) The Policy allows You to select the period of time over which You will pay premiums. The transaction fees and other charges and expenses shown in the table apply to all premium payment periods unless specifically noted. There are two premium payment period options available. In the case of ISPC-15 You pay premiums for 15 years and in the case of ISPC-WL You pay premiums until You reach age 100.
(3) The Representative case is based on Our Representative Insured. This is a male, age 35 at the time the Policy is issued, and is in Our Standard Non-tobacco underwriting class. The guaranteed maximum premiums are shown.
(4) We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account.
(5) Currently, transfers made under these options are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.
(6) Values shown reflect annual premium mode. Non-annual premium mode values will reflects modal adjustment factors (See “Premium Payment Mode Adjustment”).
(7) The Modal Premium Charge is derived by multiplying the matching Modal Premium Percentages by the modal Premium (excluding any extra premium for substandard coverage and optional riders) less modal Premium Charge, Policy Face Amount Charge and Policy Charge. For example, for Our Representative Insured issued with a $50,000 Face Amount ISPC-15 Policy, the Modal Premium Charge is $4.89 if the Policyholder pays the premiums quarterly. This Modal Premium Charge is calculated as the quarterly Modal Premium Charge percentage of 0.024273 multiplied by the quarterly premium (excluding extra premiums) less quarterly Premium Charge, Policy Face Amount Charge and Policy Charge, which is equal to $201.62. If You pay Your premiums annually, the Modal Premium Charge is zero.

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(8) The benefit issued may not exceed $200,000 less all of the Insured’s accidental death benefit coverage in all other insurance companies.

(9) Only the level premium ranges for an initial 20 year period are shown. After the 20 year period, the premiums increase for subsequent level periods of 20 years or less. The spouse term rider is only available in an amount of $25,000.

The next table describes the fees and expenses that We may deduct from Your Accumulation Value periodically over the life of the Policy. These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
			ISPC-15	ISPC-WL		ISPC-WL (for face amounts of $150,000 or less)
Cost of Insurance(1)	Last Day of Policy Year and/or Upon Surrender(2)	Minimum(3)	$0.08 per $1,000 of net amount at risk (NAR)	$0.32 per $1,000 NAR
		Maximum(3)	$1,000 per $1,000 NAR
		Representative Case(4)	$0.92 per $1,000 NAR
Mortality and Expense Risk Charge	Daily	Effective Annual Rate of Your Subaccount Value	Year(s)	ISPC- 15	ISPC- WL	ISPC-WL (for face amounts of $150,000 or less)
			1 to 15	0.50%	0.50%	0.50%
			16 to 20	0.25%	0.50%	0.50%
			21 and beyond	0.25%	0.25%	0.25%
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan(5)
Income Tax Charge(6)	Not charged	None deducted
(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, Underwriting Class of Risk, as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative. The NAR under a Policy is equal to the Policy's guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Accumulation Value. The NAR may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.
(2) If the Total Benefit Base at the end of the first Policy Year is less than the cost of insurance due, the balance will be included in the cost of insurance charged on the last day of the following Policy Year.

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(3) The minimum charge reflects the annual cost of insurance rate per $1000 of NAR for a female, age 5 for ISPC-15, and for a female, nonsmoker, age 18 for ISPC-WL. The maximum charge reflects the annual cost of insurance rate per $1000 of NAR for all rating classifications at age 120.

(4) The representative case is based on Our representative Insured. This is a male, age 35 at the time the Policy is issued and is in Our standard non-tobacco underwriting class. There is no difference in the cost of insurance between the standard and non-standard class. The charge indicated is the maximum rate We can deduct for the first year cost of insurance charge.
(5) Because We transfer from the Separate Account to Our General Account an amount equal to the amount of the loan, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 2%.
(6) We reserve the right to impose this charge if We incur taxes attributable to Separate Account B.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
			ISPC-15	ISPC-WL		ISPC-WL (for face amounts of $150,000 or less)
Cost of Insurance(1)	Last Day of Policy Year and/or Upon Surrender(2)	Minimum(3)	$0.08 per $1,000 of net amount at risk (NAR)	$0.32 per $1,000 NAR
		Maximum(3)	$1,000 per $1,000 NAR
		Representative Case(4)	$0.92 per $1,000 NAR
Mortality and Expense Risk Charge	Daily	Effective Annual Rate of Your Subaccount Value	Year(s)	ISPC- 15	ISPC- WL	ISPC- WL (for face amounts of $150,000 or less)
			1 to 15	0.50%	0.50%	0.50%
			16 to 20	0.25%	0.50%	0.50%
			21 and beyond	0.25%	0.25%	0.25%
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan(5)
Income Tax Charge(6)	Not charged	None deducted

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(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, Underwriting Class of Risk, as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative. The NAR under a Policy is equal to the Policy's guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Accumulation Value. The NAR may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.
(2) If the Total Benefit Base at the end of the first Policy Year is less than the cost of insurance due, the balance will be included in the cost of insurance charged on the last day of the following Policy Year.
(3) The minimum charge reflects the annual cost of insurance rate per $1000 of NAR for a female, age 5 for ISPC-15, and for a female, nonsmoker, age 18 for ISPC-WL. The maximum charge reflects the annual cost of insurance rate per $1000 of NAR for all rating classifications at age 120.
(4) The representative case is based on Our representative Insured. This is a male, age 35 at the time the Policy is issued and is in Our standard non-tobacco underwriting class. There is no difference in the cost of insurance between the standard and non-standard class. The charge indicated is the maximum rate We can deduct for the first year cost of insurance charge.
(5) Because We transfer from the Separate Account to Our General Account an amount equal to the amount of the loan, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 2%.
(6) We reserve the right to impose this charge if We incur taxes attributable to Separate Account B.

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The next table below describes the range of fees and expenses for the Funds that You will indirectly pay during the time that You own the Policy. The table shows the minimum and maximum Total Annual Fund Operating Expenses as of December 31, 2019. These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the accompanying prospectus for the Funds.

Total Annual Fund Operating Expenses
	Minimum	Maximum
Range of expenses that are deducted from Fund assets, including management fees and other expenses.	0.73%	1.42%

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DESCRIPTION OF THE POLICY

WHO WE ARE AND HOW TO CONTACT US

Foresters Life Insurance and Annuity Company (“FLIAC”, “We” and “Our”) with its home office located at 40 Wall Street, New York, New York 10005, is a stock life insurance company incorporated under the laws of the State of New York in 1962. We issue life insurance policies and annuity contracts.

FLIAC is part of Foresters Financial Holding Company, Inc. (“FFHC”), a holding company, which owns all of the voting common stock of FLIAC. Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, is currently the distributor of the Policies.

On October 17, 2019, The Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life.

For information or service concerning a Policy, You can contact Us in writing at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837. You can call Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or fax Us at (732) 510-4209. You can also contact Us through Our website at www.foresters.com.

You should send any payments, notices, elections, or requests, as well as any other documentation that We require for any purpose in connection with Your Policy to Our Administrative Office. No such payment, notice, election or request will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

Separate Account B
We issue the Policies described in this prospectus through Our Separate Account B. We established Separate Account B on June 4, 1985, under the provisions of the New York Insurance Law. Separate Account B is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

We segregate the assets of Separate Account B from the assets in Our general account (the “General Account”). The assets of Separate Account B fall into two categories: (1) assets equal to Our reserves and other liabilities under the Policies and (2) additional assets derived from expenses that We charge to Separate Account B. The assets equal to Our reserves and liabilities support the Policy. We cannot use these assets to satisfy any of Our other liabilities. The assets We derive from Our charges do not support the Policy, and We can transfer these assets in cash to Our General Account. Before making a transfer, We will consider any possible adverse impact that the transfer may have on Separate Account B.

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All the income, gains and losses (realized or unrealized) allocated to Separate Account B are credited to or charged against Separate Account B without regard to Our other business. We are obligated to pay all amounts promised to Policyowners under the Policies even if these amounts exceed the assets in Separate Account B. Assets allocated to Separate Account B support the benefits under the Policy. The assets are in turn invested by each Subaccount of Separate Account B into a corresponding Fund at net asset value. Therefore, We own the shares of the underlying Funds, not You.

Each Subaccount reinvests any distributions it receives from a Fund by purchasing additional shares of the distributing Fund at net asset value. Accordingly, We do not expect to pay You any capital distributions from the Policies.

The Fixed Account
The Fixed Account is not part of Separate Account B. It is part of Our General Account. The General Account consists of all assets owned by Us, other than those in Separate Account B or in any other legally segregated separate accounts. The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. The assets of the General Account can be invested as We choose, subject to certain legal requirements. We guarantee that any assets that You choose to allocate to the Fixed Account will earn at least the minimum effective annual interest rate of 2%.

We may, but are not required to, declare interest in excess of this rate (“excess interest”). In the event that We declare excess interest, We are not required to guarantee that it will remain in effect for any specific period of time. Therefore, We may reduce or eliminate such excess interest at any time without prior notice to You. However any excess interest already credited to Your account is non-forfeitable. You do not share in any gains or losses that We experience in the Fixed Account or Our General Account. We bear the entire risk that the investments in Our General Account may not achieve the minimum guaranteed or declared rates of return.

Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Policy Accumulation Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Policy Accumulation Value are subject to Our financial strength and claims-paying ability. The Fixed Account is not registered under the Securities Act of 1933. Moreover, neither the Fixed Account nor the General Account is registered as an investment company under the 1940 Act. Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

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VIP Series
On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company, Inc. an affiliate of FLIAC, which prior to that date were the only funds available to Contractowners, reorganized into a substantially similar series of the Delaware VIP® Trust, managed by Delaware Management Company (“DMC”), a series of Macquarie Investment Management Business Trust.

Each of the Subaccounts available under the Policy invests in a corresponding Fund of the VIP Series. Each Fund is an open-end management investment company registered with the SEC under the 1940 Act. The VIP Series consists of a variety of separate Funds, twelve (12) of which are available to Policyowners of Separate Account B. Each of the Funds offers its shares only through the purchase of a Policy or another variable life or variable annuity contract issued by FLIAC or by other insurance companies. The VIP Series reserves the right to offer shares to other separate accounts or directly to Us.

The VIP Series are selected to provide an appropriate range of investment options for persons invested in the Policies from conservative to more aggressive investment strategies. DMC is the investment adviser of the VIP Series and receives investment management fees for its services. DMC pays a portion of its investment management fees to subadvisers who manage certain of the VIP Series. DMC is a series of Macquarie Investment Management Business Trust, a Delaware statutory trust, and is located at 2005 Market Street, Philadelphia, PA 19103. DMC has retained Smith Asset Management Group, L.P., 100 Crescent Court-Suite 1150, Dallas, Texas 75201 to serve as subadviser of the Delaware VIP Growth Equity Series and Ziegler Capital Management, LLC, 70 West Madison Street, 24th floor, Chicago, IL 60602 to serve as subadviser for the Delaware VIP Covered Call Strategy Series. In addition, DMC may seek investment advice, recommendations and/or allow security trades on its behalf for Funds in the VIP Series by certain of its affiliates which have specialized market knowledge in relevant areas and which it has engaged as a subadvisor to Funds in the VIP Series. These affiliated subadvisors include, Macquarie Investment Management Austria Kapitalanlage AG, Kaerntner Strasse 28, 1010 Vienna , Austria, with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Global Limited, 50 Martin Place, Sydney Australia with respect to the Delaware VIP Fund For Income Series, Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Special Situations Series, Delaware VIP International Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Europe Limited, 28 Ropemaker Street, London, England with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Funds Management Hong Kong Limited, Level 18, One International Finance Centre, One Harbour View Street, Central, Hong Kong, with respect to the Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Special Situations Series, Delaware VIP International Series and Delaware VIP Total Return Series. See the VIP Series prospectus for more information about the investment adviser and subadvisers.

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Although some of the Funds have similar names, the same portfolio manager(s) and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

The following table includes the investment objective for each Fund that is available under the Policy. There is no guarantee that any of the Funds will achieve its stated objective. There is a Subaccount with a similar name as its corresponding underlying Fund. The following table also identifies the Subaccount that corresponds with each Fund. You bear the entire investment risks of the Funds You select through the corresponding Subaccounts. The degree of investment risk You assume will depend on the Subaccounts (and the underlying Funds they invest in) You select. You should consider Your allocations carefully. The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the accompanying VIP Series prospectus. You may obtain a VIP Series prospectus by writing to Us at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837, calling Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or faxing Us at (732) 510-4209. You also can obtain a VIP Series prospectus at www.delawarefunds.com/dcio/literature

Subaccount	Fund	Investment Objective
Covered Call Strategy Subaccount	Delaware VIP Covered Call Strategy Series	Long-term capital appreciation.
Equity Income Subaccount	Delaware VIP Equity Income Series	Total return.
Fund For Income Subaccount	Delaware VIP Fund For Income Series	High current income.
Government Cash Management Subaccount	Delaware VIP Government Cash Management Series	Current income consistent with the preservation of capital and maintenance of liquidity.
Growth and Income Subaccount	Delaware VIP Growth and Income Series	Long-term growth of capital and current income.
International Subaccount	Delaware VIP International Series	Long-term capital growth.

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Investment Grade Subaccount	Delaware VIP Investment Grade Series	A maximum level of income consistent with investment primarily in investment grade debt securities.
Limited Duration Bond Subaccount	Delaware VIP Limited Duration Bond Series	Current income consistent with low volatility of principal.
Opportunity Subaccount	Delaware VIP Opportunity Series	Long-term capital growth.
Growth Equity Subaccount	Delaware VIP Growth Equity Series	Long-term growth of capital.
Special Situations Subaccount	Delaware VIP Special Situations Series	Long-term growth of capital.
Total Return Subaccount	Delaware VIP Total Return Series	Sustainable current income with potential for capital appreciation with moderate investment risk.

HOW THE POLICY WORKS

The Policy is described as "variable" because the amount of Your death benefit, Accumulation Value and loan value (the amount You can borrow) may increase or decrease depending on, among other things, the investment performance of the Subaccount(s) You select. You bear the entire investment risk with respect to that portion of the Policy's Accumulation Value which is allocated to the Separate Account B Subaccounts. We bear the investment risk with respect to that portion of the Policy’s Accumulation Value which is allocated to the Fixed Account. We also guarantee that the death benefit will never be less than the Face Amount (adjusted for Policy loans, accrued loan interest and any partial surrenders), if You pay all of Your premiums.

The following discussion describes how the Policy works. It generally assumes that premiums have been duly paid and there have been no Policy loans. The death benefit and Accumulation Value are affected if premiums are not duly paid or if a Policy loan is made.

POLICY APPLICATION PROCESS

To purchase a Policy, You must submit a completed life insurance application to Us and provide Us with evidence of insurability that is satisfactory to Us. Before issuing a Policy, We conduct underwriting to determine the proposed Insured's insurability.

For ISPC-WL issued with a Face Amount over $150,000 and ISPC-15, We conduct standard underwriting. Standard underwriting may include, but is not limited to, the testing of blood and urine, a physical examination, communication with the proposed Insured’s physician or other tests We feel are necessary or appropriate. The amount of information We require for standard underwriting depends on the proposed Insured’s age and the amount of insurance for which the proposed Insured has applied.

We conduct non-medical underwriting for ISPC-WL issued with a Face Amount less than or equal to $150,000. Non-medical underwriting bases the insurability decision on the following information: Parts I and II of the Application for Life Insurance, a report from MIB, Inc. (formerly known as the Medical Information Bureau), a report from the Department of Motor Vehicles and a report from a pharmacy database. These non-medical underwriting requirements generally result in shorter underwriting time, faster Policy issue, larger premiums and higher Policy charges as a percentage of face amount than ISPC-WL issued using standard underwriting procedures.

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We assume a greater mortality risk with ISPC-WL issued with Face Amount less than or equal to $150,000 than the other Policy options due to the non-medical underwriting procedure.

The mortality risk that We assume is that the Insured will live for a shorter time than We estimated, or the guaranteed minimum death benefit will be payable regardless of the performance of the Funds.

If Your application is accepted, We will credit Your Policy with the initial net premium on the date that the Policy is issued. Until such time, Your initial premium is held in the General Account, during which time it may earn interest. If a Policy is not issued, We will return Your premium without interest. We reserve the right to reject any application for any reason, including but not limited to failure to meet Our underwriting criteria. The Insured will be covered under the Policy as of the Policy’s issue date.

PREMIUMS

Premium Payment Period Choice

The Policy premiums are "level" because You pay the same amount each year for the premium payment period. The premium payment period is 15 years for ISPC-15, and until age 100 for ISPC-WL. Once You select Your premium payment period (i.e., the number of years that premiums must be paid), the period is fixed. It cannot be changed by You or Us, nor can the amount of the premium be changed (except as noted below under “The Frequency of Your Payments” and “Optional Insurance Riders”). After You have made the scheduled payments for the premium payment period, the Policy will stay in force for the life of the Insured unless You decide to surrender it or You borrow against it to the extent that it lapses. When referring to the life of the Insured, We mean up to a maximum age of 120.

In determining which payment period option to select (i.e. 15 years or until age 100) You should consider a number of factors, including the amount of coverage that You want. For a given premium amount for any single insured, the amount of coverage available under ISPC-WL is greater than the amount of coverage available under ISPC-15.

The following example demonstrates premium amount and amount of insurance for the two premium payment period options where the Insured is a standard issue, 35 year old male non-tobacco user.

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Male – Standard Issue Non- Tobacco Age 35	ISPC-15	ISP-WL	ISPC-WL (for face amounts of $150,000 or less)	Male – Standard Issue Non- Tobacco Age 35 $50,000 Face Amount will cost	ISPC-15 $1,112 Annual Premium	ISP-WL
$50,000 Face Amount will cost	$1,112 Annual Premium	Not applicable	$670.50 Annual Premium			Not applicable	$670.50 Annual Premium
$1,000 Annual Premium will buy	$44,494 Face Amount	Not applicable	$78,627 Face Amount	$1,000 Annual Premium will buy	$44,494 Face Amount	Not applicable	$78,627 Face Amount
				Male – Standard Issue Non- Tobacco Age 35	ISPC-15	ISP-WL	ISPC- WL (for face amounts of $150,000 or less)

The Amount of Your Premiums

The premium You pay is determined by the premium payment period You choose (i.e. 15 years or until age 100), the amount of guaranteed minimum death benefit, the underwriting classification of the Insured and the frequency of the premium payments. We cannot increase this premium amount. However, there is an additional premium charge if You ask Us to accept Your premiums on other than an annual basis (see “Premium Mode Adjustment”).

The Policies are only issued if premium and Face Amount exceed the following minimum requirements. The minimum annual premium to issue a Policy is $750 (i.e. combined base premium and policy fee of $95 should be greater than or equal to $750) for both ISPC-15 and ISPC-WL. Additional premiums for any riders that You may select or substandard extras are excluded in this minimum requirement. For ISPC-15, the minimum Face Amount is $100,000 for Preferred Plus NT and Preferred NT; and it is $50,000 for Standard NT and Standard TU. ISPC-WL has a minimum Face Amount requirement of $25,000.

In setting premium rates, We took into consideration actuarial estimates of projected death and surrender benefit payments, lapses, expenses, investment returns, and a contribution to Our surplus.

The Frequency of Your Payments

You pay premiums under a Policy for the premium payment period. Premium payments are due on or before the due dates at Our Administrative Office. If You pay early, We will place Your premium payment in Our General Account and, on the day that it is due, We will allocate the premium to the Subaccount(s) that You have selected. You may choose to pay Your premiums on a semi-annual, quarterly or monthly basis. If You do so, You will be subject to an additional charge. As a result, Your premium amounts will be higher, but the net amount allocated to Subaccounts will not increase by the entire amount the premium increases.

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You may only pay premiums monthly if You authorize Us to electronically deduct premiums from Your bank account (“Lifeline”). We are not liable for any bank charges that You may incur if You fail to maintain a sufficient balance in Your bank account to pay the premiums. To change the frequency of Your premium payment, You must notify Us prior to Your next premium due date, which coincides with the new frequency premium due date. We will then re-compute Your premium amount and bill You accordingly.

PREMIUM LOANS TO PAY PREMIUMS

You may elect in the application or in a written request to Our Administrative Office to have any premium due (except for the initial premium) paid by an automatic loan against the Policy. Under the automatic premium loan provision, any premium not paid before the end of the grace period (31 days after a missed premium due date) is paid by an automatic loan against the Policy.

You may elect the automatic loan provision only if Your premium is not in default and the resulting Policy loan and loan interest to the next premium due date does not exceed the maximum loan value of Your Policy (see "Policy Loans"). If You do not resume paying premiums, the loans will continue to be used to pay Your premiums as they become due. This could eventually cause Your Policy to lapse, which could have adverse tax and other consequences. You may revoke the automatic premium loan provision at any time by written request. The revocation is effective when We receive it at Our Administrative Office.

ALLOCATION OF NET PREMIUMS TO INVESTMENT OPTIONS

When You purchase a Policy, You select the percentage allocation of Your premium to the Subaccounts of Separate Account B and/or the Fixed Account.

Your allocations are subject to the following constraints:

1. Allocation percentages must be in whole numbers;

2. Allocation percentages must add to 100%; and

3. The allocation percentage for the Fixed Account may not exceed 50%.

On the Policy’s issue date, the proportion of the initial net premium You designated for the Fixed Account will be allocated to the Fixed Account. The remainder of the initial net premium You designated for the Subaccounts will be allocated to the Government Cash Management Subaccount for a period of 20 days. On the 21st day, the Subaccount Benefit Base (the value of the assets allocated to the Subaccounts) in the Government Cash Management Subaccount will be reallocated to the Subaccounts You designated on the Subaccount Allocations section of the application. This reallocation will occur as of the end of the 20th day following the issue date. If that day is not a Business Day, then the reallocation will occur as of the end of the next Business Day. Subsequent premiums will be allocated according to Your allocation percentages on file, unless You request a change in Your allocation percentages. A change in the allocation percentages for future premiums will affect reallocations occurring under the Automated Subaccount Reallocation Option. See “Automated Subaccount Reallocation Option” for additional information.

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The net premium is credited to Your Policy on the Policy's issue date and on each premium due date thereafter, whether or not You have paid a premium by its due date. Your net premiums buy units of the Subaccounts and not shares of the Funds in which the Subaccounts invest.

Reallocating Your Policy Assets

Subject to the restrictions discussed below, You may change the allocation of Your Net Benefit Base (the value of the Subaccount Benefit Base plus the Fixed Account Benefit Base) among the Subaccounts, or among the Subaccounts and the Fixed Account, through a Transfer of Net Benefit Base by written notice, participation in Our Systematic Transfer Option, participation in Our Automated Subaccount Reallocation Option or by telephone. Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

Transfer of Net Benefit Base

You may transfer all or a portion of the Net Benefit Base between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account by providing Us with written notice of your request or by calling (800) 832-7783. There is a limit of six transfers between two or more Subaccounts in any 12-month period. Only one transfer of the Net Benefit Base either to or from the Fixed Account is allowed in any 12-month period. The minimum transfer amount is $100. Each transfer from the Fixed Account is limited to the greater of $1,000 or 25% of the Fixed Account Benefit Base (the value of the assets allocated to the Fixed Account). Each transfer to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Benefit Base to the Net Benefit Base to exceed 50%.

We charge a $10 fee for transfers in excess of four per Policy Year, including those involving the Fixed Account. A transfer of Net Benefit Base made while the Automated Subaccount Reallocation Option is in effect automatically terminates the Automated Subaccount Reallocation Option. Requests for transfers are processed as of the Business Day We receive them, as described in “Processing Transactions”. We may defer transfers under the conditions described under “Payment and Deferment”.

Telephone Transfer Option

You may make transfers of Net Benefit Base as described above via telephone by calling (800) 832-7783. You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may require written confirmation of your request.

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We will not be liable for losses resulting from telephone requests that we believe are genuine. We reserve the right to revoke or limit Your telephone transaction privileges. Telephone privileges may be denied to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available. For example, there may be interruptions in service beyond our control such as weather-related emergencies.

Systematic Transfer Option

You may request that a specified dollar amount be transferred from any one or more Subaccounts (the “originating Account(s)”) to any one or more other Subaccounts (the “receiving Account(s)”) at monthly or quarterly intervals, as selected. The first such systematic transfer occurs on the first Business Day of the Policy Month or Policy Quarter (successive one-month and three-month periods, respectively, measured from the issue date) that next follows the date We receive Your request. Transfers under this option may not be designated either to or from the Fixed Account. The minimum amount that may be transferred either from or to any one Account is $100. All transferred amounts must be specified in whole dollars.

The Systematic Transfer Option will terminate as to an originating Account if and when that Account is depleted. Such termination as to one originating Account will not have the effect of increasing any amounts thereafter transferred from other originating Accounts under the Systematic Transfer Option. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies; see “Transfer of Net Benefit Base” above. However, We reserve the right to impose a charge in the future for this option not to exceed $10. The Systematic Transfer Option terminates if and when the Benefit Base remaining in all of the originating accounts is depleted. We may terminate this option or modify Our rules governing this option at Our discretion by giving you 31 days written notice.

Automated Subaccount Reallocation Option

If You request, We will automatically reallocate the Subaccount Benefit Base at quarterly intervals according to the most recent premium allocation instructions on file with Us. The first such reallocation will occur on the first Business Day of the Policy Quarter that next follows the date on which We receive Your request.

Upon reallocation, the amount of Net Benefit Base allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a) is equal to:

1. The allocation percentage You have specified for that Subaccount; divided by

2. The sum of the allocation percentages for all such Subaccounts; and,

(b) is equal to the sum of the Benefit Bases in all of the Subaccounts at the time of the reallocation.

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Any requested changes in Your premium allocation instructions are reflected in the next quarterly reallocation following the change. The reallocation will only affect the allocation of Benefit Bases among the Subaccounts. It will not affect the Fixed Account Benefit Base. Reallocation transfers of Subaccount Benefit Base made under this option are not subject to the minimum transfer amount described under “Transfer of Net Benefit Base”. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies. However, We reserve the right to impose a charge for this option in the future not to exceed $10.

A transfer of Net Benefit Base made while this Automated Subaccount Reallocation Option is in effect automatically terminates the option. You may subsequently re-elect this option by providing Us with notice. We may terminate or modify Our rules governing this option by giving You 31 days written notice.

Our Policies on Frequent Reallocations Among Subaccounts
The Policy is designed for long-term insurance/investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. We therefore limit reallocations to six per Policy Year (not counting systematic and automated reallocations). We apply this limitation uniformly to all Policies.

We monitor Subaccount reallocations in an effort to prevent Policyowners from exceeding the annual limit on reallocations. We cannot guarantee that Our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

We will only accept a transaction request that is in writing or made by telephone, and complies with our requirements for such requests. We will not accept transaction requests by any other means, including, but not limited to, facsimile or e-mail requests. As described in the VIP Series prospectus, the Board of Trustees of the Funds has adopted policies and procedures to detect and prevent frequent trading in the shares of the VIP Series and reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy. In order to protect Policyowners and to comply with the underlying Funds’ policies, it is Our Policy to reject any reallocation request, without any prior notice, that appears to be part of a market timing strategy based upon the holding period of the investment, the amount of the investment being exchanged, and the Subaccounts involved.

The Risks to Policyowners of Frequent Reallocations

To the extent that Our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Policyowners who invest in the Funds through Our Subaccounts.

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In the case of the Subaccounts that invest indirectly in high-yield bonds and stocks of small and/or mid-sized companies, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders.

In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the New York Stock Exchange (“NYSE”). This could cause dilution in the value of the shares held by other shareholders.

THE DEATH BENEFIT
The death benefit is the amount We pay to the named Beneficiary at the death of the Insured. It is the sum of the guaranteed minimum death benefit plus, if positive, a Variable Insurance Amount that is based upon the performance of the Subaccounts selected and the amount we have credited to You in the Fixed Account. We increase the death benefit to reflect (1) any insurance on the life of the Insured added by a rider and (2) any premium paid that applies to a period of time after the Insured's death. We reduce the death benefit to reflect (1) any outstanding Policy loan and loan interest, (2) any unpaid premium that applies to a period before the Insured's death and (3) partial surrenders. The death benefit is reduced pro rata for partial surrenders, as discussed later.

Generally, We pay the death benefit within seven days after We receive all claim requirements in a form satisfactory to Us at Our Administrative Office. If no settlement option is elected, We pay interest on death benefit proceeds from the date of death until We pay the death benefit.

There are several settlement options available, as discussed later. The Policyowner may reserve the right to change any selected settlement option prior to the Insured’s death. Thereafter, if the Policyowner did not make an election, the Beneficiary may apply the proceeds to one of the settlement options. We must receive an election of, or a change to, a settlement option in writing at Our Administrative Office in a form acceptable to Us.

Face Amount — the Guaranteed Minimum Death Benefit
We guarantee that the death benefit on Your Policy will never be less than the Policy's Face Amount, which is the guaranteed minimum death benefit (reduced for loans and partial surrenders). During the first Policy Year, the death benefit is equal to the guaranteed minimum death benefit. Thereafter, We determine the death benefit on each Policy anniversary for the next Policy Year by adjusting the death benefit by the change in the Variable Insurance Amount on the Policy anniversary. This is the death benefit payable if the Insured dies during the following Policy Year. In the event of a loan or partial surrender, the Face Amount is reduced (see “Policy Loans” and “Partial Surrenders” for more information).

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We allocate assets to Our General Account to accumulate as a reserve for the contingency that the Insured will die when the guaranteed minimum death benefit exceeds the death benefit payable without such guarantee.

The Variable Insurance Amount
The Variable Insurance Amount is based upon the investment results of the Subaccounts that You have selected and the interest credited to the Fixed and Loan Accounts, if selected or applicable. We set the Variable Insurance Amount on each Policy anniversary and do not change it until the next Policy anniversary.

During the first Policy Year, the Variable Insurance Amount is zero. On the first Policy anniversary, and on each anniversary thereafter, We determine Your Variable Insurance Amount by comparing the “actual net investment return rate” of Your Subaccounts (as defined below) with an assumed investment return of 4%, which We call “the Assumed Interest Rate.” The “actual net investment return rate” reflects the gross return on the underlying investments of Your Subaccounts plus the interest credited to the Fixed and Loan Accounts, less Fund expenses and mortality and expense risk charges.

Your Variable Insurance Amount does not change if the actual net investment return rate is exactly equal to the Assumed Interest Rate. Your Variable Insurance Amount increases if the actual net investment return rate is greater than the Assumed Interest Rate and decreases if the actual net investment return rate is less than the Assumed Interest Rate.

The amount by which Your Variable Insurance Amount will increase or decrease during any Policy Year is determined by dividing the Excess Investment Return for a Policy Year by the applicable net single premium rate that is specified in Your Policy.

The Excess Investment Return for a Policy Year is equal to the Total Benefit Base at the end of the Policy Year (the sum of all values in Your Subaccounts, Fixed Account and Loan Account), less the Assumed Benefit Base on the anniversary (the Total Benefit Base at the beginning of the Policy Year increased by any credited net premiums and increased by the 4% Assumed Interest Rate to the end of the Policy Year). The Excess Investment Return may be positive, zero, or negative.

Your Policy includes a table of the applicable net single premium rates per $1.00 from ages 0 through 120. The net single premium increases as the Insured grows older. As a result, a dollar of Excess Investment Return would purchase less additional variable insurance each subsequent Policy Year. Net single premiums also vary by the sex and underwriting classification (tobacco or non-tobacco) of the Insured.

The Variable Insurance Amount is calculated on a cumulative basis. This means that the amount reflects the accumulation of increases and decreases from past Policy Years. The cumulative amount may be positive or negative, depending on the investment performance of the Subaccounts selected. If the Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit. In other words, the death benefit is never less than the guaranteed minimum death benefit.

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For example, at the beginning of the first Policy Year, the Total Benefit Base and the Assumed Benefit Base for Our Representative Insured issued at issue age 35, with a $50,000 Face Amount ISPC-15 Policy and paid annually are both set to the initial net premium, or $775.47. Assuming that the annual actual net investment return rate is 6%, the Total Benefit Base grows to $822.00 at the end of the Policy Year. With an assumed investment return of 4%, the Assumed Benefit Base increases from $775.47 to $806.49. The difference in the Total Benefit Base and the Assumed Benefit Base results in an Excess Investment Return of $15.51, which is then divided by the net single premium at age 36 of 0.18426 per $1 to derive an additional Variable Insurance Amount of $84.17 purchased on the Policy anniversary. The Variable Insurance Amount is $0 when the Policy is issued, and it increases to $84.17 after the additional Variable Insurance Amount is purchased. The death benefit is the Face Amount plus the positive Variable Insurance Amount, or $50,084.17.

On the other hand, assuming the annual actual net investment return is 2%, the Total Benefit Base increases to $790.98 at the end of the Policy Year, resulting in an Excess Investment Return of negative $15.51 (i.e. $790.98 - $806.49), and the resulting Variable Insurance Amount purchased will be negative $84.17 (i.e. negative $15.51 divided by 0.18426). In this case, although the cumulative Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit of $50,000 (i.e. Face Amount).

ACCUMULATION VALUE
Determining Your Accumulation Value
There is no minimum guaranteed Accumulation Value. The Accumulation Value varies daily and on any day within the Policy Year equals the Accumulation Value as of the end of the prior Policy Year, plus the net premiums that You have paid since that date, plus the actual net investment return of the Subaccounts You have selected, plus the interest credited on the Fixed Account if selected, plus the interest credited to the Loan Account if You have any outstanding loans, adjusted for the cost of insurance protection and surrenders.

The Policy offers the possibility of increased Accumulation Value due to good investment performance and decreased Accumulation Value due to poor investment performance. You bear all of the investment risks.

Cash Value
The Cash Value of the Policy is equal to the Accumulation Value less any applicable policy surrender charge.

Cost of Insurance Protection
Your Accumulation Value reflects a charge for the cost of insurance protection. We issue variable life insurance policies to (1) persons with standard mortality risks and (2) persons with higher mortality risks, as Our underwriting rules permit. We charge a higher gross premium for the person with the higher mortality risk.

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In all cases, We base the cost of insurance protection on the net amount at risk (NAR) (the Policy's guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Accumulation Value) and the person's sex, underwriting class, and attained age. (See “Periodic Charges Deducted from the Subaccount Value – Cost of Insurance Protection.”)

Policy Surrenders
You may fully surrender the Policy for its Cash Value less any outstanding Policy loans and loan interest (“Surrender Value”) at any time while the Insured is living. The amount payable will be the Surrender Value that We next compute after We receive the surrender request at Our Administrative Office. If You request a full surrender, it will be effective on the date that We receive both the Policy and a written request in a form acceptable to Us.

You may partially surrender Your Policy on any Policy anniversary. We permit a partial surrender only if You (1) have no outstanding Policy loan and (2) have no overdue premiums. In addition, Your premiums and/or Face Amount after the partial surrender must still meet the Policy’s minimum requirements. A partial surrender will be effective only if We receive all requirements for a partial surrender at Our Administrative Office on or before the Policy anniversary. The partial surrender will be effective on the Policy anniversary.

When You make a partial surrender, the guaranteed minimum death benefit, Variable Insurance Amount, death benefit, Accumulation Value, and Cash Value for the Policy will each be reduced in the same proportion as the partial surrender relates to the Cash Value. The premium will also be reduced. We will pay the portion of the Cash Value of the original Policy that exceeds the Cash Value of the reduced Policy to You as a partial surrender. We will allocate the Accumulation Value of the reduced Policy among the Subaccounts in the same proportion as the allocation of the Accumulation Value of the original Policy. We will usually pay the Surrender Value within seven days if We have received all necessary forms. However, We may delay payment for the following reasons:

■   A recent payment that You made by check has not yet cleared the bank (We will not wait more than 15 days for a check to clear),

■   We are not able to determine the amount of the payment because the NYSE is closed for trading or the SEC determines that a state of emergency exists, or

■   For such other periods as the SEC may by order permit for the protection of security holders.

If, due to either the second or third scenario discussed above, We delay payment of the Surrender Value beyond 30 days from the date that We have received all necessary forms, We will pay interest from the effective date of the surrender.

You should be aware that any surrender will have tax consequences and that a partial surrender within the first seven years may have adverse tax consequences, see "Tax Information". We may deduct withholding taxes from the Surrender Value.

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Policy Loans
You may borrow up to 75% of the Cash Value during the first three Policy Years and 90% of the Cash Value after the first three Policy Years, if You assign Your Policy to Us as sole security. We charge daily interest on the outstanding loan amount at an effective annual rate of 6% compounded on each Policy anniversary. In general, if We approve the loan, We send the loan amount within seven days of receipt of the request. We will not permit a new loan unless it is at least $100 or You use it to pay premiums. You may repay all or a portion of any loan and accrued interest at any time while the Insured is living and the Policy is in force.

When You take a loan, We transfer a portion of the Cash Value equal to the loan amount from the Subaccount(s) and/or the Fixed Account that You have selected to Our General Account. We charge the loan amount to each Subaccount and/or the Fixed Account if applicable in the proportion which the value of each Subaccount and/or the Fixed Account bears to the Net Benefit Base of the Policy as of the date of the loan. A Policy loan does not affect the amount of the premiums due but does reduce the death benefit and Cash Value by the amount of the loan. A Policy loan may also permanently affect the Variable Insurance Amount and the Cash Value, whether or not You repay the loan in whole or in part. This occurs because We credit the amount in the Loan Account at the assumed interest rate of 4%, in accordance with the Tabular Cash Value calculations that We have filed with the state insurance departments. Thus, even if it is repaid, a Policy loan will have a negative impact on the Variable Insurance Amount and the Cash Value, if the actual net investment returns of the Subaccounts You have selected, exceed the assumed interest rate of 4%. The longer the loan is outstanding, the greater the impact is likely to be.

If You do not pay the loan and interest when it is due on each Policy anniversary, We will increase Your loan by the amount of any unpaid interest, and We will transfer an equivalent amount of Cash Value from the Subaccount(s) to the General Account. We will credit loan repayments to each Subaccount in proportion to Your allocation to each Subaccount.

We subtract the amount of any outstanding loan plus interest from any death benefit or any Cash Value that We pay. If Your outstanding loan with accrued interest ever equals or exceeds the Cash Value, We will mail notice of such event to You and any assignee at the assignee's last known address. The Policy will terminate 31 days after We mail such notice. A termination of the Policy may be a taxable event. The Policy does not terminate if You make the required repayment within that 31-day period.

While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC. A Policy loan may also cause a Policy to terminate if the Cash Value of the Policy falls below the total amount borrowed due to fluctuation in the values of the Subaccounts selected or other factors. In such case, the entire amount of the loan is immediately taxable to the extent it exceeds Your basis in the Policy. You should, therefore, consult with a qualified tax adviser before taking Policy loans.

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SETTLEMENT OPTIONS

You or Your Beneficiary may elect to apply all or a portion of the proceeds of a surrender or death benefit payment, as applicable, under any one of the following fixed benefit settlement options rather than receive a single payment of Policy proceeds. The Policy proceeds must be at least $1,000 and the settlement option chosen must be a minimum of $50 per payment received. The amount of the payment under life income options will depend on the age and sex of the person whose life determines the duration of payments. Tax consequences may vary depending on the settlement option chosen. The options are as follows:

Proceeds Left at Interest - Proceeds left with Us to accumulate, with interest payable at a rate of 1% per year, which may be increased by additional interest.

Payment of a Designated Amount - Payments in installments until proceeds applied under the option and interest on unpaid balance at a rate of 1% per year and any additional interest are exhausted.

Payment for a Designated Number of Years - Payments in installments for up to 25 years, including interest at a rate of 1% per year. Payments may increase by additional interest, which We would pay at the end of each installment year.

Payment of Life Income

You may elect the following life income provisions, and the minimum payments are based on the 2012 Individual Annuity Reserving Table and a guaranteed interest rate of 1.0%.

a.	Life Income, Guaranteed Period - Payments guaranteed for 10 or 20 years, as You elect, and for life thereafter. During the guaranteed period of 10 or 20 years, the payments may be increased by additional interest, which We would pay at the end of each installment year.

b.	Life Income, Guaranteed Return - The sum of the payments made and any payments due at the death of the person on whose life the payments are based, never to be less than the proceeds applied.

c.	Life Income Only - Payments made only while the person on whose life the payments are based is alive. If the person on whose life the payments are based dies before any life payments are made, then no payments will be made.

OPTIONAL INSURANCE RIDERS

Currently, the following riders may be included in a Policy in states where available (see Appendix A). If You wish to elect one or more of these riders, You must do so at the time Your Policy is issued. Riders are subject to the payment of an additional premium, certain age and insurance underwriting requirements, and the restrictions and limitations that apply to the Policy, as described above. The summaries below describe important benefits, features, rights and obligations under each rider. Additional terms and conditions are set out in each applicable rider form. You may obtain additional information in this regard from Your representative.

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Accidental Death Benefit
You may elect to obtain an accidental death benefit rider, if the Policy Insured's issue age is 0 to 60. The rider provides for an additional fixed amount of death benefit in the event that the Policy Insured dies from accidental bodily injury while the Policy is in force and before the Policy anniversary when the Policy Insured attains age 70. The amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000 minus the sum of the Policy Insured's accidental death benefit coverage in all other insurance companies.

Waiver of Premium
You can choose to obtain a waiver of premium rider if the Policy Insured’s issue age is 15 to 55. Under the rider, We will waive all premiums falling due after the date of commencement of the disability and for as long as the disability continues. Disability, for this purpose, means a total disability of the Insured, which continues for at least six months. Total disability means that the Policy Insured must be unable to engage for remuneration or profit in any occupation for which he or she is or could be suited by reason of education, training or experience. Being a student is considered engaging in an occupation. The waiver of premium only applies to disabilities that commence before the Policy anniversary when the Policy Insured reaches age 60.

Children’s Term Life Insurance Rider
(Only Available on ISPC-WL with Face Amount greater than $150,000; not available on ISPC-15 or ISPC-WL with Face Amount less than or equal to $150,000)

You may purchase life insurance on children of the Policy Insured who are qualified under the terms of this rider. The Children’s Term Life Insurance Rider allows You to purchase between $5,000 and $15,000 of coverage on qualified children, if the Policy Insured’s issue age is 18-50. Qualified children are children ages 14 days to 18 years old at the inception of coverage. The premium is the same regardless of the number of children covered. Children born, adopted, or who become a stepchild after the issue date of the Policy are automatically insured as long as they are qualified under the terms of the rider. The rider expiration date is the Policy Anniversary on which the Policy Insured attains age 65.

The rider provides coverage to an Insured Child through the earlier of the Insured Child’s 25th birthday, or the rider’s expiration date. If the Policy Insured dies during the premium payment period and while an Insured Child has coverage, the Insured Child’s coverage continues as paid up term insurance through the rider expiration date, with no further premium payable. The rider coverage is convertible, without evidence of insurability, to a new individual policy providing permanent protection, at the earlier of when the Insured Child attains age 25 or when the Policy Insured attains age 65. The amount of insurance available under such new policy is subject to a minimum equal to the face amount of the rider coverage on the Insured Child, and a maximum equal to the lesser of five times the face amount of the rider coverage on the Insured Child, or $50,000.

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Spouse’s Life Insurance Rider
(Only Available on ISPC-WL issued with Face Amount greater than $150,000; not available on ISPC-15) You may purchase term life insurance on the Policy Insured’s spouse in the form of a rider to the Policy. The Spouse’s Term Insurance Rider provides a death benefit of $25,000 and is offered on simplified issue underwriting basis. This rider is available for a spouse issue ages 18-50. To be eligible, the spouse to be insured may not be 10 or more years older, nor 10 or more years younger, than the Policy Insured. Rider coverage expires at the later of when the insured spouse attains age 65, or 20 years from the issue date. The rider coverage is convertible to a new permanent plan of insurance without evidence of insurability within 60 days after the death of the Policy Insured, or within 60 days prior to the earliest of: the date of a scheduled Spouse rider premium increase, or the rider’s expiration date, or when the insured spouse attains age 65. Premiums for this rider are level for an initial 20-year period; then increase for subsequent level premium 20-year periods, or to the expiration date of the rider if earlier.

Level Term Insurance Rider
(Only Available on ISPC-WL with Face Amount greater than $150,000, and ISPC-15; not available on ISPC-WL with Face Amount less than or equal to $150,000)

You may elect to obtain additional term insurance protection, in addition to the death benefit provided by the Policy. The additional coverage is purchased in the form of a rider to the Policy. The rider is available with either a 10 year, 15 year, or 20 year coverage period (note: 20 year coverage is not available with ISPC-15).

The 10-year coverage is available for issue ages 27-60; the 15-year coverage is available for issue ages 20-55; and the 20-year coverage is available is available for issue ages 18-50. The rider may be added in an amount up to 5 times the Face Amount of the ISP Choice Policy, subject to a $25,000 minimum amount. The rider coverage is convertible, without evidence of insurability to a new permanent plan of insurance. The amount of insurance under the new Policy may be any amount up to the Face Amount of the rider. The conversion may occur at any time during the rider’s premium payment period, but not later than the Policy anniversary when the Insured reaches age 65.

The guaranteed maximum premiums for this rider are level throughout the coverage period. We currently charge premiums less than the guaranteed maximum premiums.

We reserve the right to change current premiums for this rider but any change will be on a uniform basis by premium class and based upon future investment earnings, mortality, persistency and expenses. We cannot change current premiums on account of a deterioration of the Insured’s health or a change in occupation.

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Guaranteed Insurability Option Rider
(Only Available on ISPC-WL with Face Amount greater than $150,000 and ISPC-15; not available on ISPC-WL with Face Amount less than or equal to $150,000.)

The Guaranteed Insurability Option Rider allows additional face amount purchases, on the Policy Insured, on specified option dates without evidence of insurability, subject to restrictions. These options dates include Regular Option dates and Alternate Option dates. The Regular Option dates vary by the issue age of the Policy Insured and provide for such optional purchases every three years, beginning at attained age 22 through attained age 46. The Alternate Option dates are triggered by Life Events, including: marriage, birth of a child, adoption, or acquiring a mortgage to purchase a new primary residence. The rider may be added for an option amount up to $50,000, subject to a minimum option amount of $25,000.The rider also provides for limited additional 90 day term insurance coverage following a Life Event.

Other Provisions

Age and Sex
If You have misstated the age or sex of the Insured, the benefits available under the Policy are those that the premiums paid would have purchased for the correct age and sex.

Assignment
You may assign the benefits under a Policy to someone else. However, the assignment is not binding on Us, unless it is in writing and received at Our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Unless otherwise provided in the assignment, the interest of any revocable beneficiary is subordinate to the interest of any assignee, regardless of when You made the assignment. The assignee receives any sum payable to the extent of his or her interest.

Beneficiary
This is the person(s) you designate in the application to receive death benefits under the Policy upon the death of the Insured. You may change this designation during the Insured's lifetime, by filing a written request with Our Administrative Office in a form acceptable to Us.

Right to Examine
You have a period of time to review Your Policy and cancel it for a refund of premiums paid. The duration and terms of the "right to examine" period vary by state (see Appendix B). At a minimum You can cancel Your Policy within 10 days after receipt. You must return Your Policy along with a written request for cancellation.

Default and Options on Default
A Policy is in default if You do not pay any premium (after the first premium) when it is due. There is a grace period of 31 days during which the Policy continues in force. If the Insured dies during the grace period, We deduct from the death benefit the portion of the premium applicable to the period from the premium due date to the end of the Policy month in which death occurs.

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If You have elected the automatic premium loan provision, and You do not pay a premium within the grace period, the premium will automatically be borrowed from the Cash Value of the Policy. If You do not resume paying premiums, this process will continue until the Cash Value in Your Policy is exhausted. This will result in a termination of Your Policy or conversion of the remaining Cash Value into a continued insurance option. The total amount of all loans then outstanding will be considered a taxable distribution to the extent You have any gains in Your Policy.

If You have not elected the automatic premium loan provision and You do not surrender a Policy within 31 days after the date of default, We apply the Policy’s Cash Value minus any loan and interest to purchase continued insurance. If the Insured is rated as standard class, You automatically have the extended term insurance option if You make no other choice. If We rated the Policy for extra mortality risks, You automatically receive the reduced paid-up whole life insurance option. Both options are for fixed life insurance, and neither option requires the further payment of premiums.

The extended term insurance option provides a fixed and level amount of term insurance equal to the death benefit (minus any indebtedness) as of the date the option becomes effective. The insurance coverage under this option continues for as long a period as the Surrender Value on such date purchases.

The reduced paid-up whole life insurance option provides a guaranteed level amount of paid-up whole life insurance. The guaranteed amount of coverage is the amount that the Surrender Value purchases on the date the option becomes effective.

When the Policy is continued as paid-up or extended term insurance, the Subaccount Benefit Base is transferred from the Separate Account to the Company’s General Account. As a result, the assets from the Subaccount Benefit Base will be subject to general liabilities from Our business operations and to claims by Our general creditors.

You may surrender a Policy continued under either option for its Cash Value while the Insured is living. You may make a loan under the reduced paid-up whole life insurance option, but not under the extended term insurance option. However, the death benefit will be reduced by any loan balance. If the loan balance exceeds the Cash Value of the paid–up coverage, the paid-up coverage will terminate.

Right to Exchange Options

The exchange options allow You to exchange this Policy, under certain conditions, for a permanent fixed benefit life insurance Policy if this Policy was issued in the State of New York. There are no fees or sales charges imposed on either exchange option.

Exchange Option 1
Within the first 18 months after the Policy's issue date, if You have duly paid all premiums, You may exchange this Policy for a permanent fixed life insurance Policy that We issue on the Insured’s life.

You do not need to provide evidence of insurability to exercise this option. The new Policy will have a level Face Amount equal to the Face Amount of this Policy. The new Policy will have the same issue date, issue age and premium class as this Policy and the same optional insurance riders if such riders are available. We base premiums for the new Policy on the premium rates for the new Policy that were in effect on this Policy’s issue date.

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In some cases, issuance of the new policy will be subject to a Cash Value adjustment. The Cash Value adjustment amount is equal to the policy Accumulation Value plus all charges assessed to this policy accumulated at this policy’s Assumed Interest Rate minus the aggregate past Gross Premiums of the proposed new policy, accumulated at this policy’s Assumed Interest Rate. If the result is positive, We pay that amount to You. If the result is negative, You pay that amount to Us. We will determine the amount of a cash adjustment as of the date We receive the Policy and written request at Our Administrative Office.

Exchange Option 2
If any Fund changes its investment adviser or makes a material change in its investment objectives or restrictions, You may exchange this Policy for a permanent fixed benefit life insurance Policy that We issue on the Insured’s life. We will notify You if there is any such change. You will be able to exchange this Policy within 60 days after Our Notice or the effective date of the change, whichever comes later. No evidence of insurability is required for this exchange.

The new Policy will be issued at Your attained age at the time of the exchange on a substantially comparable General Account plan of insurance. The face amount of the new Policy will be for an amount not exceeding the excess of the Death Benefit of this Policy on the date of exchange or:

1. The Cash Value of this Policy on the date of exchange if You elect to surrender this Policy; or

2. The death benefit payable under the Paid-Up Insurance Surrender Value Option if You choose to elect that option.

Grace Period
With the exception of the first premium, We allow a grace period of 31 days for payment of each premium after it is due. The Policy continues in force during the grace period unless You surrender it.

Incontestability
Except for fraud or nonpayment of premiums, We do not contest the validity of the Policy and its riders after it has been in force during the lifetime of the Insured for two years from the date of issue.

Changes to the Policy
We have the right to change the terms of the Policy without Your consent where necessary to comply with applicable law. We may, at our discretion, replace or supplement the Separate Account with a different separate account (which may have its own subaccounts) or add additional Subaccounts as available options under the Policy. We may discontinue any existing Subaccounts as available options under the Policy. We reserve the right to combine the Separate Account with any other separate account or to combine Subaccounts. We may at Our discretion invest the assets of any Subaccount in the shares of another investment company or any other investment permitted by law. Such substitution would be made in compliance with any applicable provisions of the 1940 Act.

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We will provide You with written notice regarding any significant changes.

State Variations
Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for Your state. Your Policy, as a result, may differ from those described in this prospectus. You should refer to Your Policy and any applicable riders for terms that are specific to Your characteristics.

We offer the Policy in most states. Check with Your representative regarding availability in Your state. The Policy is offered continuously. Although We do not anticipate discontinuing the offer of the Policy, We reserve the right to do so at any time.

Payment and Deferment
We will usually pay the death benefit, Surrender Value, or loan proceeds within seven days after We receive all documents required for such payments. However, We may delay payment if (1) a recent payment by check has not yet cleared the bank, (2) We cannot determine the amount because the NYSE is closed for trading, or (3) the SEC determines that a state of emergency exists.

Under a Policy continued as paid-up or extended term insurance, We may defer the payment of the Surrender Value or loan proceeds for up to six months. If We postpone the payment more than 30 days, We will pay interest. We will pay the interest from the date of surrender to the date We make payment.

Payment of Dividends
The Policy does not provide for dividend payments. Therefore, it is "non-participating" in the earnings of FLIAC.

Policy Years and Anniversaries
We measure Policy Years and anniversaries from the date of issue of the Policy, which will generally be the date on which We approve the application. Each Policy Year will commence on the anniversary of the date of issue.

Reinstatement
If the Policy terminates, You may apply for reinstatement within three years of termination. A Policy surrendered for cash or for which the extended term insurance option was in effect may not be reinstated. To reinstate, You must present evidence of insurability acceptable to Us, which, in some cases, may involve standard underwriting, including a medical examination, and You must pay to Us the greater of:

(1)	All premiums from the date of default with interest to the date of reinstatement, plus any Policy debt (plus interest to the date of reinstatement) in effect when You continued the Policy as reduced paid-up insurance or extended term insurance; or

(2)	110% of the increase in Cash Value resulting from reinstatement.

To reinstate, You must also pay Us any Policy debt that arose after the continuation of the Policy as reduced paid-up insurance. We calculate interest on any such debt at the rate of 6% per year compounded annually.

Suicide
If the Insured commits suicide within two years from the Policy's date of issue, Our liability under the Policy is limited to all premiums paid less any indebtedness.

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Valuation of Assets
We determine the unit value for each Subaccount at the close of business of the NYSE, on each day the NYSE is open for regular trading (“Business Day”). The NYSE is closed on most national holidays and Good Friday. We value shares of each Fund at the net asset value per share as determined by the Fund. Each Fund determines the net asset value of its shares as described in the VIP Series prospectus.

Processing Transactions
Generally, transaction requests (such as loan repayments or reallocation requests) will be processed as of the Business Day We receive them, if We receive them before the close of business on that day (generally 4:00 P.M., Eastern Time) in a manner meeting Our requirements. Otherwise, they will be processed as of the next Business Day. To meet Our requirements for processing transactions, We may require that You use Our forms.

FEES, CHARGES AND EXPENSES
We describe below the fees and charges that You are required to pay to purchase and maintain the Policy. We guarantee that once You have purchased Your Policy, We will not increase the amount of Your premium payments except as described under “Optional Insurance Riders” or the charges that We deduct from Your premiums. The charges that We deduct from Your Subaccount(s) for mortality and expense risks are also guaranteed not to increase (except as described in “The Frequency of Your Payments”).

Transaction Fees
We deduct the fees, charges and expenses listed below from Your premiums. The resulting net premium amount is allocated among the Subaccount(s) and the Fixed Account as You have selected.

Premium Charge
We impose a premium charge on each premium payment. The premium charge is 9% of each premium payment, exclusive of the Policy charge.

The premium charge is intended to cover Our sales expenses, premium taxes and other costs and risks associated with the Policy. The premium charge does not correspond to Our actual costs in any particular year.

Policy Face Amount Charge
We impose a Policy Face Amount Charge in each premium payment (which is in addition to other applicable fees and charges). These charges per $1,000 of the guaranteed minimum death benefit are shown below, and they vary by issue age and underwriting class. The Policy Face Amount Charge covers Our administrative expenses in issuing the Policy.

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ISPC-15

Male		Policy Face Amount Charges*
Issue Age	Product Version	Pref Plus NT	Pref NT	Standard NT	Standard TU
18-60	ISPC-15	1.5-1.85	2.2	2.5-3.75	2.5-3.75
	ISPC-WL	0.05-0.85	1	1.2-2	1.2-1.85
	ISPC-WL (for face amounts of $150,000 or less)	N/A	N/A	1.50-5	1.77-7

Female		Policy Face Amount Charges*
Issue Age	Product Version	Pref Plus NT	Pref NT	Standard NT	Standard TU
18-60	ISPC-15	1.5-1.85	2.2	2.5-3.75	2.5-3.75
	ISPC-WL	0.05-0.85	1	1.2-2	1.2-1.85
	ISPC-WL (for face amounts of $150,000 or less)	N/A	N/A	1.31-3	1.62-5

Issue Age	Product Version	Policy Face Amount Charges*
		Male	Female
0-17	ISPC-15	1.75-2.46	1.50-2.42

*Per thousand. Charges vary by issue age.

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Annual Policy Charge
We impose a maximum annual charge for Our administrative expenses of $95 on ISPC-15 and ISPC-WL.

Transfer Fees
We charge a $10 fee for transfers of the Net Benefit Base in excess of four per Policy Year, including those involving the Fixed Account. See “Transfer of Net Benefit Base” for more information.

Optional Insurance Rider Premiums
We charge an additional premium for each optional insurance rider that You select for Your Policy. See the table entitled “Transaction Fees and Other Charges and Expenses” in the “Fee Tables” section of this prospectus and Your Policy for more information on the additional premiums for each optional insurance rider.

PREMIUM PAYMENT MODE ADJUSTMENT
When You pay premiums on other than an annual basis, the premium amount, the annual Policy Charge and the Policy Face Amount Charge will increase to compensate for Our loss of interest and additional billing and collection expenses. A portion of this increase is credited under Your Policy to Your selected Subaccounts so that We can match Our assumptions about Your premiums to provide the guaranteed minimum death benefit of Your death benefit.

Increase for Installment Payment of Premiums (as a percentage of an annual payment/charge):

Payment Frequency	% Increase
Annual	0%
Semi-annual	2%
Quarterly	4%
Monthly	5.96%

PERIODIC CHARGES DEDUCTED FROM THE SUBACCOUNT VALUE
Cost of Insurance Protection
We deduct a charge from the Subaccount assets attributable to Your Policy for the cost of insurance protection. This amount is determined by the insurance rates applicable to Your Policy based upon Your age, sex, underwriting classification and the net amount of insurance that is at risk. We guarantee that the cost of insurance will not be higher than rates based on the 2017 Commissioners’ Standard Ordinary Mortality Table for the Insured’s sex and tobacco use classification, which We use to compute the cost of insurance protection for each Policy.

Your premium will also reflect Your mortality rating. In short, Your premium will be higher if You are rated as having a higher than average mortality risk.

The cost of insurance protection generally increases each year because the probability of death increases as a person's age increases. The net amount at risk may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.

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Mortality and Expense Risk Charge
We deduct from the Subaccount assets attributable to Your Policy a daily charge for the mortality and expense risks (“M&E”) that We assume. Please refer to the chart entitled “Periodic Charges Other Than Fund Operating Expenses” for the M&E charge applicable to Your Policy.

The annual rate of the M&E Risk Charge declines after an initial M&E period, which is 15 years for ISPC-15 and 20 years for ISPC-WL. We calculate two different classes of units due to this risk charge decline: one class of units during the initial M&E period, and another class of units during the lower M&E period. At the end of the initial M&E period, the Subaccount Benefit Base is fully and automatically allocated to purchase units using the later class of units.

Policy Loan Interest
If You have an outstanding Policy loan, We charge interest that accrues daily at an effective annual rate of 6% compounding on each Policy anniversary. The loan and loan interest are due on each Policy anniversary. If You do not pay the interest when it is due, it will be added to the loan amount and We will transfer an equivalent amount from the Subaccounts to the General Account.

Income Tax Charge
We do not expect to incur any federal income tax as the result of the net earnings or realized net capital gains of Separate Account B. However, if We did incur such tax, We reserve the right to charge the Separate Account for the amount of the tax. We may also impose charges for other applicable taxes attributable to the Separate Account.

Deductions from the Funds

Each Fund makes daily deductions from its assets to cover management fees and other expenses. Because this impacts the Subaccount assets attributable to Your Policy, You bear these charges indirectly. The highest and lowest gross annual Fund operating expenses as of December 31, 2019 were 1.42% and 0.73%, respectively.

Annual Fund expenses for all Funds are fully described in the attached VIP Series prospectus. We begin to accrue and deduct all of the above charges and premiums on a Policy's Issue Date.

DISTRIBUTION OF THE POLICY

The Policy is currently distributed through Foresters Financial Services, Inc. (“FFS”), which is one of Our affiliates. FFS is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”). FFS’s executive offices are located at 40 Wall Street, New York, NY 10005.

We expect to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Policies as of the date that we close the acquisition of the stock purchase agreement with Nassau Life Insurance Company (“Nassau Life”). 1851 also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by Nassau Life and its affiliated companies. Nassau Life or an affiliate will reimburse 1851 for expenses 1851 incurs in distributing the Policies (e.g. commissions payable to retail broker-dealers who sell the Contacts).

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1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Compensation

FFS and FLIAC have entered into a selling agreement with Cetera, a broker-dealer that is registered with the SEC and a member of FINRA. Applications for the Policy are solicited by registered representatives who are associated persons of Cetera. Such representatives act as appointed agents of FLIAC under applicable state insurance law and must be licensed to sell variable insurance products.

Cetera is paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to Cetera, depending on the agreement between Cetera and the registered representative. Cetera or the registered representative may receive different compensation for selling one variable insurance contract over another and/or may be inclined to favor or disfavor one variable insurance provider over another variable insurance provider due to differing compensation rates.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be provided to Cetera based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

This Contract does not assess a front-end sales charge, so you do not directly pay for the sales and distribution expenses described above. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Contract. For example, any profits FLIAC may realize through receiving the mortality and expense risk charge deducted under your Contract may be used to pay for sales and distribution expenses. FLIAC may also pay for sales and distribution expenses out of any payments FLIAC or 1851 may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Contract assesses a surrender charge, proceeds from this charge may be used to reimburse FLIAC for sales and distribution expenses.

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FEDERAL TAX INFORMATION

This section provides an overview of federal tax law as it pertains to the Policy. It assumes that the Policyowner is a natural person who is a U.S. citizen or U.S. resident. The tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different. We do not discuss state or local taxes herein, except as noted. The tax laws described herein could change, possibly retroactively. The discussion is general in nature and is not tax advice, for which You should consult a qualified tax adviser.

POLICY PROCEEDS
We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because it meets the definition of “life insurance contract” in Section 7702 of the Internal Revenue Code of 1986, as amended (“Code”). Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a guideline premium test or a cash value accumulation test. We have designed Your Policy to comply with only the cash value accumulation test. The investments of each Subaccount also satisfy the investment diversification requirements of Section 817(h) of the Code. Consequently:

■   The death benefit will, if and when paid, be excluded from the gross income of the Beneficiary for federal income tax purposes;

■   The growth of the Cash Value of the Policy, if any, that is attributable to the investments in the Subaccounts will not be subject to federal income tax, unless and until there is a full or partial surrender of the Policy; and

■   Transfers among Subaccounts are not taxable events for purposes of federal income tax.

SURRENDERS AND LOANS
The federal tax treatment of Policy surrenders and loans depends upon whether the Policy is a MEC under Section 7702A of the Code. A MEC is a contract that meets the definition of a “life insurance contract” but fails to meet the "seven-pay" test of Section 7702A(b). Under the seven-pay test, the total premiums paid cannot, at any time during the first seven years of a contract, exceed the total premiums that would have been paid by that time under a similar fixed-benefit life insurance Policy designed to provide for paid-up future benefits after the payment of seven equal annual premiums.

The Policy offered by this prospectus has been designed so that it will not be a MEC at the time it is issued. However, under the MEC rules, a Policy may become a MEC after it has been issued if the Policyowner decreases the Face Amount, takes a partial surrender, terminates a rider, allows the Policy to lapse into extended term or reduced paid-up insurance, or makes any other material change to the Policy. If a Policy becomes a MEC, any Policy that is issued in exchange for it will also be a MEC. Furthermore, all MECs that are issued by Us to an owner in any calendar year will be treated as one Policy under the MEC rules. Because MECs are taxed differently, You should consult with a qualified tax expert before making any change to Your Policy that might cause it to be treated as a MEC.

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Policies that Are not MECs
If Your Policy is not a MEC, a total surrender of the Policy will subject You to federal income tax on the amount (if any) by which the cash Surrender Value exceeds Your basis in the Policy (premiums paid less previous distributions that were not taxable). If You elect to receive Your payment in installments, depending upon the option selected, You may be taxed on all or a portion of each installment until the income in the Policy has been paid; only after all Your basis in the Policy has been paid; or on a portion of each payment.

If You make a partial surrender after the first 15 Policy Years, the distribution will not be subject to federal income tax unless the amount of the partial surrender exceeds Your basis in the Policy. In other words, partial surrenders after 15 Policy Years will be treated as being from basis first and income second. During the first 15 Policy Years, the portion of the partial surrender that is subject to federal income tax will depend upon the ratio of Your death benefit to the Cash Value and the age of the Insured at the time of the surrender.

If Your Policy is not a MEC, Policy loans are not considered distributions and are not subject to current federal income tax as long as the Policy remains in force, nor is the interest paid on such loans deductible for federal income tax purposes.

If You surrender or exchange Your Policy while a loan is outstanding, the amount of the loan will be treated as a distribution and may be taxable. Moreover, under certain circumstances, if You exchange Your Policy while a loan is outstanding, the amount of the loan may be taxed on an “income first” basis.

If the Cash Value of Your Policy falls below the aggregate amount of the loan balance as the result of the fluctuation in the value of the underlying Funds or for any other reason, the Policy may terminate (see "Cash Value"). In that case, all outstanding loans will be immediately taxable to the extent they exceed premiums paid. You should consult with a qualified tax expert before taking a Policy loan.

Policies that Are MECs
A Policy that is classified as a MEC continues to be a life insurance contract for purposes of the federal income tax treatment of the death benefit and inside build-up. However, distributions are treated differently. Distributions from a Policy that is classified as a MEC are taxed on an "income first" basis (that is, if a Policy is a MEC, generally distributions are taxed as earnings first, followed by a return of the Policy’s cost basis). If a Policy is a MEC, distributions include partial and full surrenders. Also, Policy loans from a MEC may be taxable. Furthermore, if a Policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules. Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an additional 10% penalty.

Tax Withholding
Regardless of whether Your Policy is a MEC, whenever there is a taxable distribution from the Policy, the amount of any gain is subject to federal income tax withholding and reporting. We will not withhold income tax if You so request in writing before the payment date. However, in such event, You are subject to any potential tax penalties that may result from Our failure to withhold taxes.

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Estate and Generation Skipping Taxes

Because of the complex nature of the Federal tax law, We recommend that You consult with a qualified tax adviser about the estate tax implications associated with purchasing a Policy. The Code provides an exemption for federal estate tax purposes of $11,400,000 for 2019 adjusted for inflation annually thereafter) and a top estate tax rate of 40%. An unlimited marital deduction may be available for assets left to a U.S. citizen spouse. The marital deduction defers estate and gift taxes until the death of the surviving spouse. Any unused exemption in one spouse’s estate will be available in most cases to the surviving spouse.

When the Insured dies, the death benefit payable under the Insured’s Policy will generally be included in the Insured's estate for federal estate tax purposes if (1) the Insured and the Policyowner are the same or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policyowner, such as the right to borrow from the Policy or to name a new Beneficiary.

If a Policyowner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if a Policyowner transfers the Policy to someone two or more generations younger than the Policyowner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the death benefit to the Beneficiary may be subject to the GSTT. The Code provides an exemption to the GSTT of $11,400,000 for 2019 (adjusted for inflation annually thereafter) and a top GSTT tax rate of 40%.

Other Tax Issues

We are taxed as a "life insurance company" under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to Separate Account B. Based on this expectation, no charge is currently assessed against Separate Account B for such tax. If We incur such tax in the future, We may assess a charge for such tax against Separate Account B. We may incur state and local taxes (in addition to premium taxes) attributable to Separate Account B in several states. At present, these taxes are not significant and We do not impose any charge for such taxes against Separate Account B. We may assess Separate Account B for such taxes in the future. If any charges for federal, state or local taxes are assessed against Separate Account B in the future, they could reduce the net investment performances of the Subaccounts.

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In order for a Policy to be treated as a life insurance contract for federal income tax purposes, the investments of each Subaccount to which premiums under the Policy are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the VIP Series monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which premiums under Your Policy are allocated failed to satisfy these requirements, Your Policy would not receive tax treatment as a life insurance contract for the period of the failure and any subsequent period. As a result, You could be currently taxed on the net earnings and net realized gains of the Subaccount(s) in which You were indirectly invested. This is a risk that is common to all variable life insurance policies.

Each of the Funds sells its shares not only to Separate Account B but also to other separate accounts which fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of Policyowners and Contractowners which invested in the same Fund. If such a conflict were to arise, We would take whatever steps were necessary to protect the interests of Policyowners and Contractowners, including potentially substituting a different Fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Policyowner’s control of the investments of Separate Account B may cause the Policyowner, rather than Us, to be treated as the owner of the assets in Separate Account B for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Policyowner. Based upon existing Internal Revenue Service (“IRS”) guidance, We do not believe that the ownership rights of a Policyowner under the Policy would result in the Policyowner’s being treated as the owner of the assets of the Policy. However, We do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, We reserve the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Policy.

45

OTHER INFORMATION

VOTING RIGHTS

Because the Funds of the VIP Series do not require annual shareholder meetings, Policyowners generally will not have an occasion to vote on matters that pertain to the Funds. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Policyowners will have the opportunity to provide voting instructions for shares of the Fund held by a Subaccount in which their Policy invests. We will vote the shares at any such meeting as follows:

■   Shares attributable to Policyowners for which We have received instructions, in accordance with the instructions;

■   Shares attributable to Policyowners for which We have not received instructions, in the same proportion that We voted shares held in the Subaccount for which We received instructions; and

■   Shares not attributable to Policyowners, in the same proportion that We have voted shares held in the Subaccount attributable to Policyowners for which We have received instructions.

We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Policyowners and for which We receive instructions. However, We will vote Our own shares as We deem appropriate where there are no shares held by Policyholders in any Subaccount. We will present all the shares of any Fund that We hold through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum. As a result of proportional voting, the votes cast by a small number of Policyowners may determine the outcome of a vote.

We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Policyowner by dividing the value of the Subaccount by the net asset value of one Fund share. We will determine the number of votes that a Policyowner has the right to cast as of the record date established by the Funds.

We will solicit instructions by written communication before the date of the meeting at which votes will be cast. We will send meeting and other materials relating to the Fund to each Policyowner having a voting interest in a Subaccount.

The voting rights that We describe in this prospectus are created under applicable laws. If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, We reserve the right to proceed in accordance with any such changed laws or regulations. We specifically reserve the right to vote shares of any Fund in Our own right, to the extent permitted by law.

46

REPORTS

Our variable life insurance is offered through broker-dealers that are registered with the SEC and are members of FINRA. At least twice each year, We will send a report to You that contains financial information about the Funds, as required by applicable law. In addition, unless otherwise agreed, we will send You a confirmation on behalf of the broker-dealers through which the variable life insurance transaction is processed after each transaction that affects the value of Your Policy, and at least once each year We will send a statement that gives You financial information about Your Policy, including, to the extent applicable, Your scheduled fixed premium payments.

If several members of the same household each own a Policy, We may send only one such report or prospectus to that address, unless You instruct Us otherwise. You may receive additional copies by calling or writing Us.

FINANCIAL STATEMENTS

The financial statements of FLIAC and Separate Account B are in the Statement of Additional Information.

47

Please read this prospectus and keep it for future reference. It contains important information that You should know before buying a Policy. We filed a Statement of Additional Information (“SAI”), dated May 1, 2020 with the Securities and Exchange Commission. We incorporate the SAI by reference into this prospectus. You can get a free SAI, request other information about the Policy or make other inquiries by contacting Us at Foresters Life Insurance and Annuity Company, Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836, calling Us toll free at (800) 832-7783 or by visiting Our website www.foresters.com. You can obtain copies of Our documents (including reports and the SAI), after paying a duplicating fee, by electronic request at publicinfo@sec.gov. Documents can be viewed online or downloaded from the EDGAR database on the SEC’s Internet website at http://www.sec.gov.

SEC file number: 333-149362/811-04328

48

APPENDIX A

Policy and Rider State Approvals

The Policy is approved in all states except Alaska, Montana and South Dakota. The riders discussed in this prospectus are approved in all states except Alaska, Montana and South Dakota.

A-1

APPENDIX B

State Variations among Right to Examine Provisions

1. California

a. CA Non- Senior (under age 60)

NOTICE OF 10 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within ten days after its receipt by the You (thirty days in the case of a replacement Policy) and You will be entitled to a refund of the Cash Value and any Policy fee paid for the Policy, whereupon the Policy shall be void.

b. CA Seniors—(issued age 60 and over):

This Policy may be returned within 30 days from the date You received it. During that 30-day period, Your money will be placed in the Fixed Account or, unless You direct that the premium be invested in a stock or bond portfolio underlying the Policy during the 30-day period. If You do not direct that the premium be invested in a stock or bond portfolio, and if You return the Policy within the 30-day period, You will be entitled to a refund of the premium and any Policy fee paid. If You direct that the premium be invested in a stock or bond portfolio during the 30-day period, and if You return the Policy during that period, You will be entitled to a refund of the Policy’s Cash Value on the day the Policy is received by Us or the agent who sold You this Policy, which could be less than the premium You paid for the Policy, plus any Policy fee paid.

2. District of Columbia:

NOTICE OF RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within the later of forty-five days after You signed the application for the Policy, or ten days after its receipt by the You (thirty days in the case of a replacement Policy). The premium, including any Policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

3. New York:

NOTICE OF 10 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to the Us or to the insurance agent through whom it was purchased within ten days after its receipt by You (sixty days in the case of a replacement Policy). The premium, including any Policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

B-1

4. North Dakota:

NOTICE OF 20 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within twenty days after its receipt by You (thirty days in the case of a replacement Policy). The premium, including any Policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

5. All Other States:

NOTICE OF 10 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within ten days after its receipt by You (thirty days in the case of a replacement Policy). The premium, including any policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

B-1

ISP CHOICE A Level Premium Variable Life Insurance Policy with four premium payment period options ISPC-10, ISPC-20, ISPC-65, ISPC-Whole Life, ISP10 Express

Offered By Foresters Life Insurance and Annuity Company Through First Investors Life Level Premium Variable Life Insurance Separate Account B.

40 Wall Street, New York, New York 10005 / (800) 832-7783

This prospectus describes an individual Level Premium Variable Life Policy (the “Policy”) formerly offered by Foresters Life Insurance and Annuity Company (“FLIAC”, “We”, “Us” or “Our”; “You” and “Your” refer to a prospective or existing owner of a Policy) through First Investors Life Level Premium Variable Life Insurance Separate Account B (“Separate Account B”). The Policy offered either a standard underwriting procedures option or a non-medically underwritten option. A Policy that used standard underwriting procedures offered four premium payment periods – a 10-year option (“ISP CHOICE 10” or “ISPC-10”), a 20-year option (“ISP CHOICE 20” or “ISPC-20”), an option to pay until age 65 (“ISP CHOICE-65” or “ISPC-65”), and an option to pay until age 100 (“ISP CHOICE-Whole Life” or “ISPC-WL”). A non-medically underwritten Policy was only available in a 10-year premium payment option, referred to as ISP10 Express. New Policies are not currently being offered for sale. Existing Policyowners may continue to make additional payments under their respective Policy.

Please read this prospectus and keep it for future reference. It contains important information, including all material benefits, features, rights and obligations under a Policy, that You should know. This prospectus is valid only when accompanied by the current prospectus for the Delaware VIP® Series (“Funds” or “VIP Series”).

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed judgment on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

FLIAC does not guarantee the performance of the segregated investment options under the Separate Account B that correspond to the series of the VIP Series. The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. The Policy involves investment risk, including possible loss of principal amount invested.

This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. FLIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by FLIAC.

The date of this prospectus is May 1, 2020.

CONTENTS

SUMMARY OF BENEFITS AND RISKS OF THE POLICY	5
Policy Benefits	5
Policy Risks	6
General Account Risk	7
Risks of the VIP Series	7
FEE TABLES	8
DESCRIPTION OF THE POLICY	13
Who We Are and How to Contact Us	13
How The Policy Works	17
Policy Application Process	17
Premiums	18
Premium Loans To Pay Premiums	20
Allocation of Net Premiums To Investment Options	21
The Death Benefit	25
Cash Value	26
Settlement Options	29
Optional Insurance Riders	30
Other Provisions	32
Fees, Charges and Expenses	36
Periodic Charges Deducted from the Subaccount Value	37
FEDERAL TAX INFORMATION	40
Policy Proceeds	40
Surrenders and Loans	40
OTHER INFORMATION	44
Voting Rights	44
Reports	45
Financial Statements	45

SUMMARY OF BENEFITS AND RISKS OF THE POLICY

This summary outlines important benefits and risks associated with the Policy. More detailed information about the Policy follows the summary.

POLICY BENEFITS
The Policy provides life insurance protection on the named Insured, and pays death benefit proceeds when the Insured dies while the Policy is in effect. The Policy allows You to select the amount of life insurance that You want or the amount of premium that You will pay each year, and to select one of four premium payment period options. In the case of ISP CHOICE-10 and ISP10 Express You pay premiums for 10 years, in the case of ISP CHOICE-20 You pay premiums for 20 years, in the case of ISP CHOICE-65 You pay premiums until You reach age 65 and in the case of ISP CHOICE-Whole Life You pay premiums until You reach age 100.

Once You make Your selections and the Policy is issued, Your premium and payment premium period cannot be changed by You or Us. The net amount of each premium remaining after deduction of Policy charges is invested in Our Fixed Account and/or one or more investment Subaccounts in accordance with Your instructions. You may not invest more than 50% of Your premiums in the Fixed Account.

The Policy is designed to provide You with permanent life insurance protection as long as You pay Your premiums for the premium payment period. After that, the Policy remains in force for the life of the Insured unless You choose to surrender Your Policy, or You borrow against it to an extent that causes it to lapse. Your choice of the payment period depends on how much life insurance coverage You want or need. In general, the longer that You pay Your premiums, the greater the life insurance coverage You will obtain per premium dollar. Thus, You will obtain the most initial coverage by purchasing ISPC-WL and the least initial coverage by purchasing ISPC-10 or ISP10 Express.

Upon the death of the Insured, the Policy’s death benefit will be paid to the named Beneficiary. The amount of the death benefit may increase above the Policy’s guaranteed minimum death benefit (known as the “Face Amount”) based upon the investment experience of the Subaccounts You select and the credited interest in the Fixed Account if chosen. However, We guarantee that the death benefit will not be less than the Policy’s Face Amount (the guaranteed minimum death benefit reduced by any outstanding Policy loans, accrued interest, partial surrenders and due and unpaid premiums).

The Subaccounts invest in corresponding Funds of the VIP Series. Each Fund is a professionally managed mutual fund with its own investment objectives, strategies and risks. The Fixed Account, which is part of Our General Account, bears interest at a fixed guaranteed minimum interest rate, plus any additional interest that, in Our sole discretion, We may declare. Your Cash Value (see “Cash Value”)and Variable Insurance Amount (see “The Variable Insurance Amount”) will fluctuate based on a number of factors including the performance of the Subaccounts You select and the proportion of Your Cash Value which You allocate to the Fixed Account.

5

You may change Your allocation of future additional premiums subject to certain limitations. You may also change the allocation of Cash Values among the Subaccounts, or among the Subaccounts and the Fixed Account, through Transfers of Cash Value, Automated Subaccount Reallocations, or Systematic Transfers. Changes to the allocations of Cash Values are subject to certain conditions and restrictions described elsewhere in this prospectus.

You may borrow up to 75% of the Policy Cash Value during the first three Policy Years and up to 90% of the Cash Value thereafter, if You assign Your Policy to Us as sole security. While the receipt of the principal of a Policy loan is generally not taxable, the loan amount may become taxable under certain circumstances.

You may also fully surrender the Policy at any time while the Insured is living. The amount payable will be the Cash Value less any outstanding loan balance, including any accrued loan interest (“Surrender Value”). A surrender is a taxable event. You may surrender a portion of the Policy’s Cash Value on any Policy anniversary provided You meet Our requirements. Partial surrenders are not permitted if You have an outstanding Policy loan. Partial surrenders may have adverse tax consequences and will reduce the guaranteed minimum death benefit and the death benefit.

Subject to availability in Your state, We offered optional insurance riders to be elected at the time Your Policy was issued to add benefits to the Policy. You pay an additional premium amount for each rider and certain age, insurance underwriting requirements, limitations and restrictions apply. You may terminate a rider at any time and Your premium will be adjusted accordingly. Premiums for certain optional riders are not necessarily level for the term of the rider. See “Optional Insurance Riders” for further details.

POLICY RISKS
Because of the insurance costs, the Policy is not suitable for You unless You need life insurance. If You have no need for life insurance, You should consider a different type of investment.

The Policy involves a long-term commitment on Your part, and You should have the intention and financial ability to make the required premium payments. It is not suitable as a short-term savings vehicle.

The Policy is different from fixed-benefit life insurance because You bear the investment risks. The death benefit and Cash Value will increase or decrease as a result of the investment experience of the Subaccounts You select. However, the guaranteed minimum death benefit is never reduced based on negative performance of the Subaccounts. We bear the investment risk that the Fixed Account will produce a return equal to at least principal plus the minimum guaranteed rate of return. Because You may allocate no more than 50% of Your net premiums to the Fixed Account, investing in the Fixed Account does not eliminate investment risks.

6

If You take a partial surrender from Your Policy, reduce the Face Amount of the Policy, eliminate a rider, or make any other material change to the Policy after it is issued, this may convert the Policy into a modified endowment contract (“MEC”). See “Federal Tax Information – Surrenders and Loans” for more information. This can have adverse tax consequences to You.

If You decide to take Policy loans, they may reduce the death benefit and Cash Value of Your Policy, whether or not You repay the loans, because loans may undermine the growth potential of Your Policy. While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC. A Policy loan may also cause a Policy to terminate if the Cash Value of the Policy falls below the total amount borrowed due to fluctuation in the values of the Subaccounts selected or other factors. In such case, the entire amount of the loan is immediately taxable to the extent it exceeds Your basis in the Policy. Your Policy may lapse if you fail to pay Your premiums or Your loan balance exceeds the Cash Value. However, if You do not elect one of the continued insurance options, We will automatically purchase continued insurance with the Policy’s Cash Value. This may delay but not avoid the lapse of Your Policy.

GENERAL ACCOUNT RISK

The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Accumulation Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Accumulation Value are subject to Our financial strength and claims-paying ability.

RISKS OF THE VIP SERIES

You bear the investment risk of the Funds underlying the Subaccounts You select. The investment objectives, principal investment strategies, and principal risks of the Funds are described in the attached VIP Series prospectus. There is no guarantee that any of the Funds will achieve its stated investment objective.

7

FEE TABLES

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy. The cost of insurance charges and optional rider premiums shown may not be representative of what You will pay because these charges are based on the Insured’s age, sex and underwriting class. Your Policy will be accompanied by an illustration based on Your actual annual premium and guaranteed minimum death benefit as determined by the Insured’s age, sex, underwriting classification, payment frequency and optional riders selected.

The table below describes the transaction fees and expenses that You will pay under the Policy, depending upon which premium payment period is chosen. The minimum charge indicated is based on the lowest rate for Our representative non-tobacco underwriting class. The maximum charge indicated is based on the highest possible charge at issue for our non-standard underwriting class (unless otherwise specified) up to Our maximum issue age for this class. The standard charge indicated is based upon Our representative Insured, a male age 35 in Our standard non-tobacco underwriting class at the time the Policy is issued.

8

Transaction Fees and Other Charges and Expenses
Charge	When Charge is Deducted(1)	Amount Deducted
Maximum Premium Charge Percentage Imposed on Premiums (the Load) Percentage of Premium less Policy Charge	Upon each premium payment	Year(s)	ISPC-10	ISPC-20	ISPC-65	ISPC-WL	ISP10 Express
		1	33.5%	33.5%	33.5%	33.5%	33.5%
		2 to 5	11.5%	11.5%	11.5%	10.5%	11.5%
		6 and beyond(2)	8.5%	8.5%	8.5%	7.5%	8.5%
Maximum Deferred Sales Charge	Not Charged	NONE
Other Surrender Fees	Not Charged	NONE
Transfer Fees(3) (Limit of 6 transfers per Policy Year)	On 5th and 6th transfer	$10
Maximum Systematic Transfer Option Transfer Fee and Automated Subaccount Reallocation Transfer Fee	Upon transfer under the Systematic Transfer Option or Automated Subaccount Reallocation Option	$10(4)
Maximum First Year Charge	Upon payment of first year premium	$5 per $1,000 of Face Amount
Maximum Policy Charge	Upon each premium payment	ISPC-10	ISPC-20	ISPC-65	ISPC-WL	ISP10 Express
		$85	$85	$85	$65	$85
Modal Premium Charge(5)	Upon each premium payment	Annual: 0.000000 Semi-annual: 0.009996 Quarterly: 0.024273 Monthly: 0.039196

9

Transaction Fees and Other Charges and Expenses (continued)
Charge	When Charge is Deducted(1)	Amount Deducted
Optional Rider Premiums			ISPC-10	ISPC-20	ISPC-65	ISPC-WL	ISP10 Express
		As % of Total Premium
Waiver of Premium	Upon each premium payment	Minimum	0.09%	0.13%	0.64%	0.87%	0.09%
		Maximum	3.11%	4.93%	1.81%	5.46%	3.11%
		Representative case(7)	0.23%	0.49%	1.08%	1.68%	0.23%
		Per $1,000 Face Amount of Rider
Accidental Death(6)	Upon each premium payment	Minimum	$1.50	$1.50	$1.00	$1.00	$1.50
		Maximum	$2.00	$1.75	$1.50	$1.50	$2.00
		Representative case(7)	$1.75	$1.50	$1.25	$1.00	$1.75
		Per $1,000 Face Amount of Rider
Children’s Term Life Insurance Rider (Not available on ISPC-10 or ISP10 Express)	Upon each premium payment	Minimum	N/A	$5.25	$5.25	$5.25	N/A
		Maximum	N/A	$5.25	$5.25	$5.25	N/A

		Per $1,000 Face Amount of Rider
Spouse’s Term Life Insurance Rider (Not available on ISPC- 10 or ISP10 Express)	Upon each premium payment	Minimum	N/A	$0.62	$0.62	$0.62	N/A
		Maximum	N/A	$15.70	$10.25	$15.70	N/A

		Per $1,000 Face Amount of Rider
10 Year Level Term Insurance Rider (Not available on ISP10 Express)	Upon each premium payment	Minimum	$0.67	$0.67	$0.67	$0.67	N/A
		Maximum	$43.47	$43.47	$25.87	$43.47	N/A
		Representative case(7)	$2.70	$2.70	$2.70	$2.70	N/A
		Per $1,000 Face Amount of Rider
20 Year Level Term Insurance Rider (Not available on ISPC-10 or ISP10 Express)	Upon each premium payment	Minimum	N/A	$0.66	$0.66	$0.66	N/A
		Maximum	N/A	$67.24	$17.44	$67.24	N/A
		Representative case(7)	N/A	$2.82	$2.82	$2.82	N/A

(1) The table assumes that premiums are paid at issue and then on each Policy anniversary. If You pay Your premium on an installment basis over the course of a Policy Year, the charges, which are premium-based, will be prorated over those payments.

(2) The Policy allows You to select the period of time over which You will pay premiums. The transaction fees and other charges and expenses shown in the table apply to all premium payment periods unless specifically noted. There are four premium payment period options available. In the case of ISP CHOICE-10 and ISP10 Express You pay premiums for 10 years, in the case of ISP CHOICE-20 You pay premiums for 20 years, in the case of ISP CHOICE-65 You pay premiums until You reach age 65 and in the case of ISP CHOICE-Whole Life You pay premiums until You reach age 100.

(3) We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account.

(4) Currently, transfers made under these options are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.

10

(5) If you elect to pay Premiums at more frequent intervals than annually, there is a Modal Premium Charge. We calculate this charge by multiplying the Premium, less any Extra Premium, less the Policy Charge by the Modal Premium Percentage shown in the Policy Schedule and subtract this charge from your Premium when received. If you pay your Premiums on an annual basis, the Modal Premium Charge is zero.

(6) The benefit issued may not exceed $200,000 less all of the Insured’s accidental death benefit coverage in all other insurance companies.

(7) The Representative case is based on Our Representative Insured. This is a male, age 35 at the time the Policy is issued, and is in Our standard non-tobacco underwriting class. The guaranteed maximum premiums are shown.

The next table describes the fees and expenses that We may deduct from Your Cash Value periodically over the life of the Policy(ies). These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance(1)	Last Day of Policy Year and/or Upon Surrender(2)		ISPC-10	ISPC-20	ISPC-65	ISPC-WL	ISP10- Express
		Minimum(3)	$0.18 per $1,000 of net amount at risk (NAR)		$0.43 per $1,000 NAR		$0.18 per $1,000 of net amount at risk (NAR)
		Maximum(3)	$1,000 per $1,000 NAR
		Representative Case(4)	$1.12 per $1,000 NAR
Mortality and Expense Risks Charge	Daily	Effective Annual Rate of Your Subaccount Value	0.50%	0.50%	0.50%	0.50%	1.50%
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan(5)
Income Tax Charge(6)	Not charged	None deducted

(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, Underwriting Class of Risk, as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative. The NAR under a Policy is equal to the Policy's guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Cash Value. The NAR may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.

(2) If the Total Benefit Base at the end of the first Policy Year is less than the cost of insurance due, the balance will be included in the cost of insurance charged on the last day of the following Policy Year.

(3) The minimum charge reflects the annual cost of insurance rate per $1000 of NAR for a female, age 5 for ISPC-10, ISP10 Express and ISPC-20 and a female, nonsmoker, age 18 for ISPC-65 and ISPC-WL. The maximum charge reflects the annual cost of insurance rate per $1000 of NAR for all rating classifications at age 120.

The maximum first year cost of insurance charge based on the maximum issue age for the Policy is equal to $17.41 per $1000 of NAR for ISPC-10, ISP10 Express and ISPC-20, $10.10 per $1000 of NAR for ISPC-65 and $17.41 per $1000 of NAR for ISPC-WL.

11

(4) The representative case is based on Our representative Insured. This is a male, age 35 at the time the Policy is issued and is in Our standard non-tobacco underwriting class. There is no difference in the cost of insurance between the standard and non-standard class. The charge indicated is the maximum rate We can deduct for the first year cost of insurance charge.
(5) Because We transfer from the Separate Account to Our General Account an amount equal to the amount of the loan, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 2%.
(6) We reserve the right to impose this charge if We incur taxes attributable to Separate Account B.

The next table below describes the range of fees and expenses for the Funds that You will indirectly pay during the time that You own the Policy. The table shows the minimum and maximum Total Annual Fund Operating Expenses as of December 31, 2019. These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the accompanying prospectus for the Funds.

Total Annual Fund Operating Expenses
	Minimum	Maximum
Range of expenses that are deducted from Fund assets, including management fees and other expenses.	0.73%	1.42%

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DESCRIPTION OF THE POLICY

WHO WE ARE AND HOW TO CONTACT US
Foresters Life Insurance and Annuity Company (“FLIAC”, “We” and “Our”) with its home office located at 40 Wall Street, New York, New York 10005, is a stock life insurance company incorporated under the laws of the State of New York in 1962. We issue life insurance policies and annuity contracts.

FLIAC is part of Foresters Financial Holding Company, Inc. (“FFHC”), a holding company, which owns all of the voting common stock of FLIAC. Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, is currently the distributor of the Policies

On October 17, 2019, The Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life.

For information or service concerning a Policy, You can contact Us in writing at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837. You can call Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or fax Us at (732) 510-4209. You can also contact Us through Our website at www.foresters.com.

You should send any payments, notices, elections, or requests, as well as any other documentation that We require for any purpose in connection with Your Policy to Our Administrative Office. No such payment, notice, election or request will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

Separate Account B
We issue the Policies described in this prospectus through Our Separate Account B. We established Separate Account B on June 4, 1985, under the provisions of the New York Insurance Law. Separate Account B is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

We segregate the assets of Separate Account B from the assets in Our general account (the “General Account”). The assets of Separate Account B fall into two categories: (1) assets equal to Our reserves and other liabilities under the Policies and (2) additional assets derived from expenses that We charge to Separate Account B. The assets equal to Our reserves and liabilities support the Policy. We cannot use these assets to satisfy any of Our other liabilities. The assets We derive from Our charges do not support the Policy, and We can transfer these assets in cash to Our General Account. Before making a transfer, We will consider any possible adverse impact that the transfer may have on Separate Account B.

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All the income, gains and losses (realized or unrealized) allocated to Separate Account B are credited to or charged against Separate Account B without regard to Our other business. We are obligated to pay all amounts promised to Policyowners under the Policies even if these amounts exceed the assets in Separate Account B. Assets allocated to Separate Account B support the benefits under the Policy. The assets are in turn invested by each Subaccount of Separate Account B into a corresponding Fund at net asset value. Therefore, We own the shares of the underlying Funds, not You.

Each Subaccount reinvests any distributions it receives from a Fund by purchasing additional shares of the distributing Fund at net asset value. Accordingly, We do not expect to pay You any capital distributions from the Policies.

The Fixed Account
The Fixed Account is not part of Separate Account B. It is part of Our General Account. The General Account consists of all assets owned by Us, other than those in Separate Account B or in any other legally segregated separate accounts. The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. The assets of the General Account can be invested as We choose, subject to certain legal requirements. We guarantee that any assets that You choose to allocate to the Fixed Account will earn at least the minimum effective annual interest rate associated with Your Policy. For Policies sold on or after October 1, 2012, the minimum effective annual interest rate is 3%. For Policies sold prior to October 1, 2012, the minimum effective annual interest rate is 4%.

We may, but are not required to, declare interest in excess of this rate (“excess interest”). In the event that We declare excess interest, We are not required to guarantee that it will remain in effect for any specific period of time. Therefore, We may reduce or eliminate such excess interest at any time without prior notice to You. However any excess interest already credited to Your account is non-forfeitable. You do not share in any gains or losses that We experience in the Fixed Account or Our General Account. We bear the entire risk that the investments in Our General Account may not achieve the minimum guaranteed or declared rates of return.

Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Policy Cash Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Policy Cash Value are subject to Our financial strength and claims-paying ability. The Fixed Account is not registered under the Securities Act of 1933. Moreover, neither the Fixed Account nor the General Account is registered as an investment company under the 1940 Act. Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

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VIP Series
On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company, Inc. an affiliate of FLIAC, which prior to that date were the only funds available to Contractowners, reorganized into a substantially similar series of the Delaware VIP® Trust, managed by Delaware Management Company (“DMC”), a series of Macquarie Investment Management Business Trust.

Each of the Subaccounts available under the Policy invests in a corresponding Fund of the VIP Series. Each Fund is an open-end management investment company registered with the SEC under the 1940 Act. The VIP Series consists of a variety of separate Funds, twelve (12) of which are available to Policyowners of Separate Account B. Each of the Funds offers its shares only through the purchase of a Policy or another variable life or variable annuity contract issued by FLIAC or by other insurance companies. The VIP Series reserve the right to offer shares to other separate accounts or directly to Us.

The VIP Series are selected to provide an appropriate range of investment options for persons invested in the Policies from conservative to more aggressive investment strategies. DMC is the investment adviser of the VIP Series and receives investment management fees for its services. DMC pays a portion of its investment management fees to subadvisers who manage the VIP Series. DMC is a series of Macquarie Investment Management Business Trust, a Delaware statutory trust, and is located at 2005 Market Street, Philadelphia, PA 19103.DMC has retained Smith Asset Management Group, L.P., 100 Crescent Court-Suite 1150, Dallas, Texas 75201 to serve as subadviser of the Delaware VIP Growth Equity Series and Ziegler Capital Management, LLC, 70 West Madison Street, 24th floor, Chicago, IL 60602 to serve as subadviser for the Delaware VIP Covered Call Strategy Series. In addition, DMC may seek investment advice, recommendations and/or allow security trades on its behalf for Funds in the VIP Series by certain of its affiliates which have specialized market knowledge in relevant areas and which it has engaged as a subadvisor to Funds in the VIP Series. These affiliated subadvisors include, Macquarie Investment Management Austria Kapitalanlage AG, Kaerntner Strasse 28, 1010 Vienna , Austria, with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Global Limited, 50 Martin Place, Sydney Australia with respect to the Delaware VIP Fund For Income Series, Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Special Situations Series, Delaware VIP International Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Europe Limited, 28 Ropemaker Street, London, England with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Funds Management Hong Kong Limited, Level 18, One International Finance Centre, One Harbour View Street, Central, Hong Kong, with respect to the Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Special Situations Series, Delaware VIP International Series and Delaware VIP Total Return Series. See the VIP Series prospectus for more information about the investment adviser and subadvisers.

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Although some of the Funds have similar names, the same portfolio manager(s) and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

The following table includes the investment objective for each Fund that is available under the Policy. There is no guarantee that any of the Funds will achieve its stated objective. There is a Subaccount with a similar name as its corresponding underlying Fund. The following table also identifies the Subaccount that corresponds with each Fund. You bear the entire investment risks of the Funds You select through the corresponding Subaccounts. The degree of investment risk You assume will depend on the Subaccounts (and the underlying Funds they invest in) You select. You should consider Your allocations carefully. The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the accompanying VIP Series prospectus. You may obtain a VIP Series prospectus by writing to Us at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837, calling Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or faxing Us at (732) 510-4209. You also can obtain a VIP Series prospectus at www.delawarefunds.com/dcio/literature.

Subaccount	Fund	Investment Objective
Covered Call Strategy Subaccount	Delaware VIP Covered Call Strategy Series	Long-term capital appreciation.
Equity Income Subaccount	Delaware VIP Equity Income Series	Total return.
Fund For Income	Delaware VIP Fund For	High current income.

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Subaccount	Income Series
Government Cash Management Subaccount	Delaware VIP Government Cash Management Series	Current income consistent with the preservation of capital and maintenance of liquidity.
Growth and Income Subaccount	Delaware VIP Growth and Income Series	Long-term growth of capital and current income.
International Subaccount	Delaware VIP International Series	Long-term capital growth.
Investment Grade Subaccount	Delaware VIP Investment Grade Series	A maximum level of income consistent with investment primarily in investment grade debt securities.
Limited Duration Bond Subaccount	Delaware VIP Limited Duration Bond Series	Current income consistent with low volatility of principal.
Opportunity Subaccount	Delaware VIP Opportunity Series	Long-term capital growth.
Growth Equity Subaccount	Delaware VIP Growth Equity Series	Long-term growth of capital.
Special Situations Subaccount	Delaware VIP Special Situations Series	Long-term growth of capital.
Total Return Subaccount	Delaware VIP Total Return Series	Sustainable current income with potential for capital appreciation with moderate investment risk.

HOW THE POLICY WORKS
The Policy is described as “variable” because the amount of Your death benefit, Cash Value and loan value (the amount You can borrow) may increase or decrease depending on, among other things, the investment performance of the Subaccount(s) You select. You bear the entire investment risk with respect to that portion of the Policy's Cash Value which is allocated to the Separate Account B Subaccounts. We bear the investment risk with respect to that portion of the Policy’s Cash Value which is allocated to the Fixed Account. We also guarantee that the death benefit will never be less than the Face Amount (adjusted for Policy loans, accrued loan interest and any partial surrenders), if You pay all of Your premiums.

The following discussion describes how the Policy works. It generally assumes that premiums have been duly paid and there have been no Policy loans. The death benefit and Cash Value are affected if premiums are not duly paid or if a Policy loan is made.

POLICY APPLICATION PROCESS
To purchase a Policy, You must submit a completed life insurance application to Us and provide Us with evidence of insurability that is satisfactory to Us. Before issuing a Policy, We conduct underwriting to determine the proposed Insured’s insurability.

For ISPC-20, ISPC-65 and ISPC-WL, We conduct standard underwriting. Standard underwriting may include, but is not limited to, the testing of blood and urine, a physical examination, communication with the proposed Insured’s physician or other tests We feel are necessary or appropriate. The amount of information We require for standard underwriting depends on the proposed Insured’s age and the amount of insurance for which the proposed Insured has applied.

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For ISP10 Express We conduct non-medical underwriting. Non-medical underwriting bases the insurability decision on the following information: Parts I and II of the Application for Life Insurance, a report from MIB, Inc. (formerly known as the Medical Information Bureau), a report from the Department of Motor Vehicles and a report from a pharmacy database. All ISP10 Express applications are underwritten on this non-medical basis which generally results in shorter underwriting time and faster Policy issue. However, because We do not obtain as much information as We do under Our standard underwriting criteria, the ISP10 Express Policy option has higher charges than would otherwise be the case if We had used Our standard underwriting procedures.

We assume a greater mortality risk with ISP10 Express than the other Policy options due to the non-medical underwriting procedure.

The mortality risk that We assume is that the Insured will live for a shorter time than We estimated or the guaranteed minimum death benefit will be payable regardless of the performance of the Funds. If Your application is accepted, We will credit Your Policy with the initial net premium on the date that the Policy is issued. Until such time, Your initial premium is held in the General Account, during which time it may earn interest. If a Policy is not issued, We will return Your premium without interest. We reserve the right to reject any application for any reason, including but not limited to failure to meet Our underwriting criteria. The Insured will be covered under the Policy as of the Policy’s issue date.

PREMIUMS
Premium Payment Period Choice
The Policy premiums are “level” because You pay the same amount each year for the premium payment period. The premium payment period is 10 years for ISPC-10 and ISP10 Express, 20 years for ISPC-20, through Your attained age 64 for ISPC-65 and through Your attained age 99 for ISPC-Whole Life. Once You select Your premium payment period (i.e., the number of years that premiums must be paid), the period is fixed. It cannot be changed by You or Us. Nor can the amount of the premium be changed (except as noted below under “The Frequency of Your Payments” and “Optional Insurance Riders”). After You have made the scheduled payments for the premium payment period, the Policy will stay in force for the life of the Insured unless You decide to surrender it or You borrow against it to the extent that it lapses. When referring to the life of the Insured, We mean up to a maximum age of 120.

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In determining which payment period option to select, 10 years, 20 years, until 65, or Whole Life, You should consider a number of factors, including the amount of coverage that You want. For any single insured, the amount of coverage available will increase with the length of the payment period. For example, an ISPC-Whole Life Policy will produce a larger guaranteed minimum death benefit per dollar of premium than an ISPC-10 Policy. Of course, the payment period is longer.

The following example demonstrates premium amount and amount of insurance for the four premium payment period options where the Insured is a standard issue, 35 year old non-smoking male.

Male – Standard Issue Non-Smoker Age 35	ISP CHOICE-10	ISP CHOICE-20	ISP CHOICE- 65	ISP CHOICE-WL	ISP10 Express
$50,000 Face Amount will cost	$1,540.50 Annual Premium	$944.50 Annual Premium	$766.50 Annual Premium	$632.00 Annual Premium	$1,540.50 Annual Premium
$1,000 Annual Premium will buy	$31,929 Face Amount	$53,229 Face Amount	$67,132 Face Amount	$82,452 Face Amount	$31,929 Face Amount

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The Amount of Your Premiums
The premium You pay is determined by the premium payment period You choose (ISPC-10, ISP10 Express, ISPC-20, ISPC-65, or ISPC-Whole Life), the amount of guaranteed minimum death benefit, the underwriting classification of the Insured and the frequency of the premium payments. We cannot increase this premium amount. However, there is an additional premium charge if You ask Us to accept Your premiums on other than an annual basis (see “Premium Payment Mode”).

For ISPC-10, there is a $600 minimum annual premium payment requirement for all issue ages (which does not include additional premiums for any riders that You may select). For ISPC-20, ISPC-65 and ISPC-Whole Life, there is a $25,000 minimum Face Amount requirement. For ISP10 Express there is a $25,000 minimum Face Amount and a $750 minimum annual premium payment requirement for all issue ages (which does not include additional premiums for any riders You may select). In addition, ISP10 Express has a maximum Face Amount of $150,000.

In setting premium rates, We took into consideration actuarial estimates of projected death and surrender benefit payments, lapses, expenses, investment returns, and a contribution to Our surplus.

The Frequency of Your Payments
You pay premiums under a Policy for the premium payment period. Premium payments are due on or before the due dates at Our Administrative Office. If You pay early, We will place Your premium payment in Our General Account and, on the day that it is due, We will allocate the premium to the Subaccount(s) that You have selected. You may choose to pay Your premiums on a semi-annual, quarterly or monthly basis. If You do so, You will be subject to an additional charge. As a result, Your premium amounts will be higher, but the net amount allocated to Subaccounts will not increase by the entire amount the premium increases. You may only pay premiums monthly if You authorize Us to electronically deduct premiums from Your bank account (“Lifeline”). We are not liable for any bank charges You may incur if You fail to maintain a sufficient balance in Your bank account to pay the premiums. To change the frequency of Your premium payment, You must notify Us prior to Your next premium due date, which coincides with the new frequency premium due date. We will then recompute Your premium amount and bill You accordingly.

PREMIUM LOANS TO PAY PREMIUMS
You may elect in the application or in a written request to Our Administrative Office to have any premium due (except for the initial premium) paid by an automatic loan against the Policy. Under the automatic premium loan provision, any premium not paid before the end of the grace period (31 days after a missed premium due date) is paid by an automatic loan against the Policy.

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You may elect the automatic loan provision only if Your premium is not in default and the resulting Policy loan and loan interest to the next premium due date does not exceed the maximum loan value of Your Policy (see “Policy Loans“). If You do not resume paying premiums, the loans will continue to be used to pay Your premiums as they become due. This could eventually cause Your Policy to lapse, which could have adverse tax and other consequences. You may revoke the automatic premium loan provision at any time by written request. The revocation is effective when We receive it at Our Administrative Office.

ALLOCATION OF NET PREMIUMS TO INVESTMENT OPTIONS
When You purchase a Policy, You select the percentage allocation of Your premium to the Subaccounts of Separate Account B and/or the Fixed Account.

Your allocations are subject to the following constraints:

1. Allocation percentages must be in whole numbers;

2. Allocation percentages must add to 100%; and

3. The allocation percentage for the Fixed Account may not exceed 50%.

On the Policy’s issue date, the proportion of the initial net premium You designated for the Fixed Account will be allocated to the Fixed Account. The remainder of the initial net premium You designated for the Subaccounts will be allocated to the Government Cash Management Subaccount for a period of 20 days. On the 21st day, the Subaccount Benefit Base (the value of the assets allocated to the Subaccounts) in the Government Cash Management Subaccount will be reallocated to the Subaccounts You designated on the application. This reallocation will occur as of the end of the 20th day following the issue date. If that day is not a Business Day, then the reallocation will occur as of the end of the next Business Day. Subsequent premiums will be allocated according to Your allocation percentages on file, unless You request a change in Your allocation percentages. A change in the allocation percentages for future premiums will affect reallocations occurring under the Automated Subaccount Reallocation Option. See “Automated Subaccount Reallocation Option” for additional information.

The net premium is credited to Your Policy on the Policy’s issue date and on each premium due date thereafter, whether or not You have paid a premium by its due date. Your net premiums buy units of the Subaccounts and not shares of the Funds in which the Subaccounts invest.

Reallocating Your Policy Assets
Subject to the restrictions discussed below, You may change the allocation of Your Net Benefit Base (the value of the Subaccount Benefit Base plus the Fixed Account Benefit Base) among the Subaccounts, or among the Subaccounts and the Fixed Account, through a Transfer of Net Benefit Base by written notice, participation in Our Systematic Transfer Option, participation in Our Automated Subaccount Reallocation Option or by telephone. Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

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Transfer of Net Benefit Base
You may transfer all or a portion of the Net Benefit Base between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account by providing Us with written notice of your request or by calling (800) 832-7783. There is a limit of six transfers between two or more Subaccounts in any 12-month period. Only one transfer of the Net Benefit Base either to or from the Fixed Account is allowed in any 12-month period. The minimum transfer amount is $100. Each transfer from the Fixed Account is limited to the greater of $1,000 or 25% of the Fixed Account Benefit Base (the value of the assets allocated to the Fixed Account). Each transfer to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Benefit Base to the Net Benefit Base to exceed 50%.

We charge a $10 fee for transfers in excess of four per Policy Year, including those involving the Fixed Account. A transfer of Net Benefit Base made while the Automated Subaccount Reallocation Option is in effect automatically terminates the Automated Subaccount Reallocation Option. Requests for transfers are processed as of the Business Day We receive them, as described in “Processing Transactions”. We may defer transfers under the conditions described under “Payment and Deferment”.

Telephone Transfer Option
You may make transfers of Net Benefit Base as described above via telephone by calling (800) 832-7783. You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may require written confirmation of your request.

We will not be liable for losses resulting from telephone requests that we believe are genuine. We reserve the right to revoke or limit your telephone transaction privileges. Telephone privileges may be denied to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available. For example, there may be interruptions in service beyond our control such as weather-related emergencies.

Systematic Transfer Option
You may request that a specified dollar amount be transferred from any one or more Subaccounts (the “originating Account(s)”) to any one or more other Subaccounts (the “receiving Account(s)”) at monthly or quarterly intervals, as selected. The first such systematic transfer occurs on the first Business Day of the Policy Month or Policy Quarter (successive one-month and three-month periods, respectively, measured from the issue date) that next follows the date We receive Your request. Transfers under this option may not be designated either to or from the Fixed Account. The minimum amount that may be transferred either from or to any one Account is $100. All transferred amounts must be specified in whole dollars.

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The Systematic Transfer Option will terminate as to an originating Account if and when that Account is depleted. Such termination as to one originating Account will not have the effect of increasing any amounts thereafter transferred from other originating Accounts under the Systematic Transfer Option. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies, see “Transfer of Net Benefit Base” above. However, We reserve the right to impose a charge in the future for this option not to exceed $10. The Systematic Transfer Option terminates if and when the Benefit Base remaining in all of the originating accounts is depleted. We may terminate this option or modify Our rules governing this option at Our discretion by giving you 31 days written notice.

Automated Subaccount Reallocation Option
If You request, We will automatically reallocate the Subaccount Benefit Base at quarterly intervals according to the most recent premium allocation instructions on file with Us. The first such reallocation will occur on the first Business Day of the Policy Quarter that next follows the date on which We receive Your request.

Upon reallocation, the amount of Net Benefit Base allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a) Is equal to:

1. The allocation percentage You have specified for that Subaccount; divided by

2. The sum of the allocation percentages for all such Subaccounts; and,

(b) Is equal to the sum of the Benefit Bases in all of the Subaccounts at the time of the reallocation.

Any requested changes in Your premium allocation instructions are reflected in the next quarterly reallocation following the change. The reallocation will only affect the allocation of Benefit Bases among the Subaccounts. It will not affect the Fixed Account Benefit Base. Reallocation transfers of Subaccount Benefit Base made under this option are not subject to the minimum transfer amount described under “Transfer of Net Benefit Base”. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies. However, We reserve the right to impose a charge for this option in the future not to exceed $10.

A transfer of Net Benefit Base made while this Automated Subaccount Reallocation Option is in effect automatically terminates the option. You may subsequently re-elect this option by providing Us with notice. We may terminate or modify Our rules governing this option by giving You 31 days written notice.

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Our Policies on Frequent Reallocations Among Subaccounts
The Policy is designed for long-term insurance/investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. We therefore limit reallocations to six per Policy Year (not counting systematic and automated reallocations). We apply this limitation uniformly to all Policies.

We monitor Subaccount reallocations in an effort to prevent Policyowners from exceeding the annual limit on reallocations. We cannot guarantee that Our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

We will only accept a transaction request that is in writing or made by telephone, and complies with our requirements for such requests. We will not accept transaction requests by any other means, including but not limited to, facsimile or e-mail requests. As described in the VIP Series prospectus, the Board of Trustees of the Funds has adopted policies and procedures to detect and prevent frequent trading in the shares of the VIP Series and reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy. In order to protect Policyowners and to comply with the underlying Funds’ policies, it is Our Policy to reject any reallocation request, without any prior notice, that appears to be part of a market timing strategy based upon the holding period of the investment, the amount of the investment being exchanged, and the Subaccounts involved.

The Risks to Policyowners of Frequent Reallocations
To the extent that Our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Policyowners who invest in the Funds through Our Subaccounts.

In the case of the Subaccounts that invest indirectly in high-yield bonds and stocks of small and/or mid-sized companies, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders.

In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the New York Stock Exchange (“NYSE”). This could cause dilution in the value of the shares held by other shareholders.

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THE DEATH BENEFIT
The death benefit is the amount We pay to the named Beneficiary at the death of the Insured. It is the sum of the guaranteed minimum death benefit plus, if positive, a Variable Insurance Amount that is based upon the performance of the Subaccounts selected and the amount we have credited to You in the Fixed Account. We increase the death benefit to reflect (1) any insurance on the life of the Insured added by a rider and (2) any premium paid that applies to a period of time after the Insured's death. We reduce the death benefit to reflect (1) any outstanding Policy loan and loan interest, (2) any unpaid premium that applies to a period before the Insured's death and (3) partial surrenders. The death benefit is reduced pro rata for partial surrenders, as discussed later.

Generally, We pay the death benefit within seven days after We receive all claim requirements in a form satisfactory to Us at Our Administrative Office. If no settlement option is elected, We pay interest on death benefit proceeds from the date of death until We pay the death benefit.

There are several settlement options available, as discussed later. The Policyowner may reserve the right to change any selected settlement option prior to the Insured’s death. Thereafter, if the Policyowner did not make an election, the Beneficiary may apply the proceeds to one of the settlement options. We must receive an election of, or a change to, a settlement option in writing at Our Administrative Office in a form acceptable to Us.

Face Amount- The Guaranteed Minimum Death Benefit
We guarantee that the death benefit on Your Policy will never be less than the Policy's Face Amount, which is the guaranteed minimum death benefit (reduced for loans and partial surrenders). During the first Policy Year, the death benefit is equal to the guaranteed minimum death benefit. Thereafter, We determine the death benefit on each Policy anniversary for the next Policy Year by adjusting the death benefit by the change in the Variable Insurance Amount on the Policy anniversary. This is the death benefit payable if the Insured dies during the following Policy Year. In the event of a loan or partial surrender, the Face Amount is reduced (see “Policy Loans” and “Policy Surrenders” for more information).

We allocate assets to Our General Account to accumulate as a reserve for the contingency that the Insured will die when the guaranteed minimum death benefit exceeds the death benefit payable without such guarantee.

The Variable Insurance Amount
The Variable Insurance Amount is based upon the investment results of the Subaccounts that You have selected and the interest credited to the Fixed and Loan Accounts, if selected or applicable. We set the Variable Insurance Amount on each Policy anniversary and do not change it until the next Policy anniversary.

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During the first Policy Year, the Variable Insurance Amount is zero. On the first Policy anniversary, and on each anniversary thereafter, We determine Your Variable Insurance Amount by comparing the “actual net investment return rate” of Your Subaccounts (as defined below) with an assumed investment return of 4% which We call “the Assumed Interest Rate.” The “actual net investment return rate” reflects the gross return on the underlying investments of Your Subaccounts plus the interest credited to the Fixed and Loan Accounts less Fund expenses and mortality and expense risk charges.

Your Variable Insurance Amount does not change if the actual net investment return rate is exactly equal to the Assumed Interest Rate. Your Variable Insurance Amount increases if the actual net investment return is greater than the Assumed Interest Rate and decreases if the actual net investment return rate is less than the Assumed Interest Rate.

The amount by which Your Variable Insurance Amount will increase or decrease during any Policy Year is determined by dividing the Excess Investment Return for a Policy Year by the applicable net single premium rate that is specified in Your Policy.

The Excess Investment Return for a Policy Year is equal to the Total Benefit Base on the anniversary (the sum of all values in Your Subaccounts, Fixed Account and Loan Account) less the Assumed Benefit Base on the anniversary (the Total Benefit Base at the beginning of the Policy Year increased by any net premiums received and increased by interest at the 4% Assumed Interest Rate to the end of the Policy Year).

Your Policy includes a table of the applicable net single premium rates per $1.00 from ages 0 through 120. The net single premium increases as the Insured grows older, meaning that the Insured will receive less variable insurance per dollar of Excess Investment Return. Net single premiums also vary by the sex and underwriting classification (tobacco or non-tobacco) of the Insured.

The Variable Insurance Amount is calculated on a cumulative basis. This means that the amount reflects the accumulation of increases and decreases from past Policy Years. The cumulative amount may be positive or negative, depending on the investment performance of the Subaccounts selected. If the Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit. In other words, the death benefit is never less than the guaranteed minimum death benefit.

CASH VALUE
Determining Your Cash Value
There is no minimum guaranteed Cash Value. The Cash Value varies daily and on any day within the Policy Year equals the Cash Value as of the end of the prior Policy Year, plus the net premiums that You have paid since that date, plus the actual net investment return of the Subaccounts You have selected, plus the interest credited on the Fixed Account if selected, plus the interest credited to the Loan Account if You have any outstanding loans, adjusted for the cost of insurance protection and surrenders.

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The Policy offers the possibility of increased Cash Value due to good investment performance and decreased Cash Value due to poor investment performance. You bear all of the investment risks.

Cost of Insurance Protection

Your Cash Value reflects a charge for the cost of insurance protection. We issue variable life insurance policies to (1) persons with standard mortality risks and (2) persons with higher mortality risks, as Our underwriting rules permit. We charge a higher gross premium for the person with the higher mortality risk. In all cases, We base the cost of insurance protection on the net amount at risk (NAR) (the Policy's guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Cash Value) and the person's sex and attained age. (See “Periodic Charges Deducted from the Subaccount Value – Cost of Insurance Protection.”)

Policy Surrenders
You may fully surrender the Policy for its Surrender Value (its Cash Value less any outstanding Policy loans and loan interest) at any time while the Insured is living. The amount payable will be the Surrender Value that We next compute after We receive the surrender request at Our Administrative Office. If You request a full surrender, it will be effective on the date that We receive both the Policy and a written request in a form acceptable to Us.

You may partially surrender Your Policy on any Policy anniversary. We permit a partial surrender only if You (1) have no outstanding Policy loan and (2) have no overdue premiums. In addition, Your premiums and/or Face Amount after the partial surrender must still meet the Policy’s minimum requirements. A partial surrender will be effective only if We receive all requirements for a partial surrender at Our Administrative Office on or before the Policy anniversary. The partial surrender will be effective on the Policy anniversary.

When You make a partial surrender, the guaranteed minimum death benefit, Variable Insurance Amount, death benefit, and Cash Value for the Policy will each be reduced in the same proportion as the partial surrender relates to the Cash Value. The premium will also be reduced. We will pay the portion of the Cash Value of the original Policy that exceeds the Cash Value of the reduced Policy to You as a partial surrender. We will allocate the Cash Value of the reduced Policy among the Subaccounts in the same proportion as the allocation of the Cash Value of the original Policy. We will usually pay the Surrender Value within seven days if We have received all necessary forms. However, We may delay payment for the following reasons:

■   A recent payment that You made by check has not yet cleared the bank (We will not wait more than 15 days for a check to clear),

■   We are not able to determine the amount of the payment because the NYSE is closed for trading or the SEC determines that a state of emergency exists, or

■   For such other periods as the SEC may by order permit for the protection of security holders.

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If, due to either the second or third scenario discussed above, We delay payment of the Surrender Value beyond 30 days from the date that We have received all necessary forms, We will pay interest from the effective date of the surrender.

While We do not assess a charge for full or partial surrenders, You should be aware that any surrender will have tax consequences and that a partial surrender within the first seven years may have adverse tax consequences, see “Tax Information”. We may deduct withholding taxes from the Surrender Value.

Policy Loans

You may borrow up to 75% of the Cash Value during the first three Policy Years and 90% of the Cash Value after the first three Policy Years, if You assign Your Policy to Us as sole security. We charge daily interest on the outstanding loan amount at an effective annual rate of 6% compounded on each Policy anniversary. In general, if We approve the loan, We send the loan amount within seven days of receipt of the request. We will not permit a new loan unless it is at least $100 or You use it to pay premiums. You may repay all or a portion of any loan and accrued interest at any time while the Insured is living and the Policy is in force.

When You take a loan, We transfer a portion of the Cash Value equal to the loan amount from the Subaccount(s) and/or the Fixed Account that You have selected to Our General Account. We charge the loan amount to each Subaccount and/or the Fixed Account if applicable in the proportion which the value of each Subaccount and/or the Fixed Account bears to the Net Benefit Base of the Policy as of the date of the loan. A Policy loan does not affect the amount of the premiums due but does reduce the death benefit and Cash Value by the amount of the loan. A Policy loan may also permanently affect the Variable Insurance Amount and the Cash Value, whether or not You repay the loan in whole or in part. This occurs because We credit the amount in the Loan Account at the assumed interest rate of 4%, in accordance with the tabular Cash Value calculations that We have filed with the state insurance departments. Thus, even if it is repaid, a Policy loan will have a negative impact on the Variable Insurance Amount and the Cash Value, if the actual net investment returns of the Subaccounts You have selected, exceed the assumed interest rate of 4%. The longer the loan is outstanding, the greater the impact is likely to be.

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If You do not pay the loan and interest when it is due on each Policy anniversary, We will increase Your loan by the amount of any unpaid interest, and We will transfer an equivalent amount of Cash Value from the Subaccount(s) to the General Account. We will credit loan repayments to each Subaccount in proportion to Your allocation to each Subaccount.

We subtract the amount of any outstanding loan plus interest from any death benefit or any Cash Value that We pay. If Your outstanding loan with accrued interest ever equals or exceeds the Cash Value, We will mail notice of such event to You and any assignee at the assignee’s last known address. The Policy will terminate 31 days after We mail such notice. A termination of the Policy may be a taxable event. The Policy does not terminate if You make the required repayment within that 31-day period.

While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC. A Policy loan may also cause a Policy to terminate if the Cash Value of the Policy falls below the total amount borrowed due to fluctuation in the values of the Subaccounts selected or other factors. In such case, the entire amount of the loan is immediately taxable to the extent it exceeds Your basis in the Policy. You should, therefore, consult with a qualified tax adviser before taking Policy loans.

SETTLEMENT OPTIONS

You or Your Beneficiary may elect to apply all or a portion of the proceeds of a surrender or death benefit payment, as applicable, under any one of the following fixed benefit settlement options rather than receive a single payment of Policy proceeds. The Policy proceeds must be at least $1,000 and the settlement option chosen must be a minimum of $50 per payment received. The amount of the payment under life income options will depend on the age and sex of the person whose life determines the duration of payments. Federal tax consequences may vary depending on the settlement option chosen. The options are as follows:

Proceeds Left at Interest - Proceeds left with Us to accumulate, with interest payable at a rate of 2½% per year, which may be increased by additional interest.

Payment of a Designated Amount - Payments in installments until proceeds applied under the option and interest on unpaid balance at a rate of 2½% per year and any additional interest are exhausted.

Payment for a Designated Number of Years - Payments in installments for up to 25 years, including interest at a rate of 2½% per year. Payments may increase by additional interest, which We would pay at the end of each installment year.

Life Income, Guaranteed Period - Payments guaranteed for 10 or 20 years, as You elect, and for life thereafter. During the guaranteed period of 10 or 20 years, the payments may be increased by additional interest, which We would pay at the end of each installment year.

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Life Income, Guaranteed Return - The sum of the payments made and any payments due at the death of the person on whose life the payments are based, never to be less than the proceeds applied.

Life Income Only - Payments made only while the person on whose life the payments are based is alive. If the person on whose life the payments are based dies before any life payments are made, then no payments will be made.

OPTIONAL INSURANCE RIDERS

The following riders may have been included in a Policy in states where available. If You wished to elect one or more of these riders, You must have done so at the time Your Policy was issued. Riders are subject to the payment of an additional premium, certain age and insurance underwriting requirements, and the restrictions and limitations that apply to the Policy, as described above. The summaries below describe important benefits, features, rights and obligations under each rider. Additional terms and conditions are set out in the form of each rider. You may obtain additional information in this regard from Your representative.

Accidental Death Benefit
You may have elected to obtain an accidental death benefit rider if the Policy Insured’s age is 0 to 60. The rider provides for an additional fixed amount of death benefit in the event the Policy Insured dies from accidental bodily injury while the Policy is in force and before the Policy anniversary when the Policy Insured attains age 70. The amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000 minus the sum of the Policy Insured’s accidental death benefit coverage in all other insurance companies.

Waiver of Premium

You may have chosen to obtain a waiver of premium rider if the Policy Insured’s issue age is 15 to 55. Under the rider, We will waive all premiums falling due after the date of commencement of the disability and for as long as the disability continues. Disability, for this purpose, means a total disability of the Insured, which continues for at least six months. Total disability means that the Policy Insured must be unable to engage for remuneration or profit in any occupation for which he or she is or could be suited by reason of education, training or experience. Being a student is considered engaging in an occupation. The waiver of premium only applies to disabilities that commence before the Policy anniversary when the Policy Insured reaches age 60.

Children’s Term Life Insurance Rider

(Not available on ISPC-10 or ISP10 Express. Limited availability on ISPC-20)

You may have purchased life insurance on children of the Policy Insured who are qualified under the terms of this rider. The Children’s Term Life Insurance Rider allows You to purchase between $5,000 and $15,000 of coverage on qualified children, if the Policy Insured’s issue age is 18-50. Qualified children are children ages 14 days to 18 years old at the inception of coverage. The premium is the same regardless of the number of children covered. Children born, adopted, or who become a stepchild after the issue date of the Policy are automatically insured as long as they are qualified under the terms of the rider. The rider expiration date is the Policy Anniversary on which the Policy Insured attains age 65.

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The rider provides coverage to an Insured Child through the earlier of the Insured Child’s 25th birthday, or the rider’s expiration date. If the Policy Insured dies during the premium payment period and while an Insured Child has coverage, the Insured Child’s coverage continues as paid up term insurance through the rider expiration date, with no further premium payable. The rider coverage is convertible, without evidence of insurability, to a new individual policy providing permanent protection, at the earlier of when the Insured Child attains age 25 or when the Policy Insured attains age 65. The amount of insurance available under such new policy is subject to a minimum equal to the face amount of the rider coverage on the Insured Child, and a maximum equal to the lesser of five times the face amount of the rider coverage on the Insured Child, or $50,000.

Spouse’s Life Insurance Rider

(Not available on ISPC-10 or ISP10 Express)

You may have purchased term life insurance on the Policy Insured’s spouse in the form of a rider to the Policy. The Spouse’s Term Insurance Rider provides a death benefit of $25,000 and is offered on simplified issue underwriting basis. This rider is available for a spouse issue ages 18-50. To be eligible, the spouse to be insured may not be 10 or more years older, nor 10 or more years younger, than the Policy Insured. Rider coverage expires at the later of when the insured spouse attains age 65, or 20 years from the issue date. The rider coverage is convertible to a new permanent plan of insurance without evidence of insurability within 60 days after the death of the Policy Insured, or within 60 days prior to the earliest of: the date of a scheduled Spouse rider premium increase, or the rider’s expiration date, or when the insured spouse attains age 65. Premiums for this rider are level for an initial 20-year period; then increase for subsequent level premium 20-year periods, or to the expiration date of the rider if earlier.

Level Term Insurance Rider
You may have elected to obtain term insurance protection in addition to the death benefit provided by the Policy. The additional coverage is purchased in the form of a rider to the Policy. The rider is available for either a 10-year coverage period or a 20-year coverage period. The 10-year rider can be added to any of the ISP Choice options except ISP10 Express. The 20-year rider is available on any ISP Choice option with a premium payment period of 20 years or more. The rider may be added in an amount up to 5 times the Face Amount of the ISP Choice Policy subject to a $25,000 minimum amount. The rider coverage is convertible, without evidence of insurability to a new permanent plan of insurance. The amount of insurance under the new Policy may be any amount up to the Face Amount of the rider. The conversion may occur at any time during the premium payment period, but not later than the Policy anniversary when the Insured reaches age 65.

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The guaranteed maximum premiums for this rider are level throughout the coverage period. We currently charge premiums less than the guaranteed maximum premiums.

We reserve the right to change current premiums for this rider but any change will be on a uniform basis by premium class and based upon future investment earnings, mortality, persistency and expenses. We cannot change current premiums on account of a deterioration of the Insured’s health or a change in occupation.

OTHER PROVISIONS

Age and Sex

If You have misstated the age or sex of the Insured, the benefits available under the Policy are those that the premiums paid would have purchased for the correct age and sex.

Assignment

You may assign the benefits under a Policy to someone else. However, the assignment is not binding on Us, unless it is in writing and received at Our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Unless otherwise provided in the assignment, the interest of any revocable beneficiary is subordinate to the interest of any assignee, regardless of when You made the assignment. The assignee receives any sum payable to the extent of his or her interest.

Beneficiary

This is the person(s) you designate in the application to receive death benefits under the Policy upon the death of the Insured. You may change this designation during the Insured’s lifetime, by filing a written request with Our Administrative Office in a form acceptable to Us.

Right to Examine

You have a period of time to review Your Policy and cancel it for a refund of premiums paid. The duration and terms of the “right to examine” period vary by state, and are stated on the cover of Your Policy. At a minimum You can cancel Your Policy within 10 days after receipt. You must return Your Policy along with a written request for cancellation.

Default and Options on Default

A Policy is in default if You do not pay any premium (after the first premium) when it is due. There is a grace period of 31 days during which the Policy continues in force. If the Insured dies during the grace period, We deduct from the death benefit the portion of the premium applicable to the period from the premium due date to the end of the Policy month in which death occurs.

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If You have elected the automatic premium loan provision, and You do not pay a premium within the grace period, the premium will automatically be borrowed from the Cash Value of the Policy. If You do not resume paying premiums, this process will continue until the Cash Value in Your Policy is exhausted. This will result in a termination of Your Policy or conversion of the remaining Cash Value into a continued insurance option. The total amount of all loans then outstanding will be considered a taxable distribution to the extent You have any gains in Your Policy.

If You have not elected the automatic premium loan provision and You do not surrender a Policy within 31 days after the date of default, We apply the Policy’s Cash Value minus any loan and interest to purchase continued insurance. If the Insured is rated as standard class, You automatically have the extended term insurance option if You make no other choice. If We rated the Policy for extra mortality risks, You automatically receive the reduced paid-up insurance option. Both options are for fixed life insurance, and neither option requires the further payment of premiums. The extended term insurance option provides a fixed and level amount of term insurance equal to the death benefit (minus any indebtedness) as of the date the option becomes effective. The insurance coverage under this option continues for as long a period as the Surrender Value on such date purchases.

The reduced paid-up whole life insurance option provides a guaranteed level amount of paid-up whole life insurance. The guaranteed amount of coverage is the amount that the Surrender Value purchases on the date the option becomes effective. The Cash Value of the reduced paid-up whole life insurance is entirely invested in the Fixed Account and cannot be transferred or reallocated to any of the Subaccounts. Any excess interest declared by the company on the Fixed Account will purchase additional paid-up whole life insurance in the manner previously described under the Variable Insurance Amount.

You may surrender a Policy continued under either option for its Cash Value while the Insured is living. You may make a loan under the reduced paid-up whole life insurance option, but not under the extended term insurance option.

Right to Exchange Options

The exchange options allow You to exchange this Policy for a permanent fixed benefit life insurance Policy.

Exchange Option 1

Within the first 18 months after the Policy’s issue date, if You have duly paid all premiums, You may exchange this Policy for a permanent fixed life insurance Policy that We issue on the Insured’s life.

You do not need to provide evidence of insurability to exercise this option. The new Policy will have a level Face Amount equal to the Face Amount of this Policy. The new Policy will have the same issue date, issue age and premium class as this Policy and the same optional insurance riders if such riders are available. We base premiums for the new Policy on the premium rates for the new Policy that were in effect on this Policy’s issue date.

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In some cases, We may adjust the Cash Value on exchange. The adjustment equals the Policy’s Surrender Value minus the new Policy’s tabular cash value. If the result is positive, We pay that amount to You. If the result is negative, You pay that amount to Us. We will determine the amount of a cash adjustment as of the date We receive the Policy and written request at Our Administrative Office.

Exchange Option 2

If any Fund changes its investment adviser or makes a material change in its investment objectives or restrictions, You may exchange this Policy for a permanent fixed benefit life insurance Policy that We issue on the Insured’s life. We will notify You if there is any such change. You will be able to exchange this Policy within 60 days after Our Notice or the effective date of the change, whichever comes later. No evidence of insurability is required for this exchange.

The new Policy will be issued at Your attained age at the time of the exchange on a substantially comparable General Account plan of insurance. The face amount of the new Policy will be for an amount not exceeding the excess of the death benefit of this Policy on the date of exchange or:

1. The Cash Value of this Policy on the date of exchange if You elect to surrender this Policy; or

2. The death benefit payable under the Paid-Up Insurance Surrender Value Option if You choose to elect that option.

Grace Period

With the exception of the first premium, We allow a grace period of 31 days for payment of each premium after it is due. The Policy continues in force during the grace period unless You surrender it.

Incontestability

Except for fraud or nonpayment of premiums, We do not contest the validity of the Policy and its riders after it has been in force during the lifetime of the Insured for two years from the date of issue.

Changes to the Policy

We have the right to change the terms of the Policy without Your consent where necessary to comply with applicable law. We may, at our discretion, replace or supplement the Separate Account with a different separate account (which may have its own subaccounts) or add additional Subaccounts as available options under the Policy. We may discontinue any existing Subaccounts as available options under the Policy. We reserve the right to combine the Separate Account with any other separate account or to combine Subaccounts. We may at Our discretion invest the assets of any Subaccount in the shares of another investment company or any other investment permitted by law. Such substitution would be made in compliance with any applicable provisions of the 1940 Act.

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We will provide You with written notice regarding any significant changes.

State Variations

Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for Your state. Your Policy, as a result, may differ from those described in this prospectus. You should refer to Your Policy and any applicable riders for terms that are specific to Your characteristics.

Payment and Deferment

We will usually pay the death benefit, Surrender Value, or loan proceeds within seven days after We receive all documents required for such payments. However, We may delay payment if (1) a recent payment by check has not yet cleared the bank, (2) We cannot determine the amount because the NYSE is closed for trading, or (3) the SEC determines that a state of emergency exists.

Under a Policy continued as paid-up or extended term insurance, We may defer the payment of the Surrender Value or loan proceeds for up to six months. If We postpone the payment more than 30 days, We will pay interest. We will pay the interest from the date of surrender to the date We make payment.

Payment of Dividends

The Policy does not provide for dividend payments. Therefore, it is "non-participating" in the earnings of FLIAC.

Policy Years and Anniversaries

We measure Policy Years and anniversaries from the date of issue of the Policy, which will generally be the date on which We approve the application. Each Policy Year will commence on the anniversary of the date of issue.

Reinstatement

If the Policy terminates, You may apply for reinstatement within three years of termination. A Policy surrendered for cash or for which the extended term insurance option was in effect may not be reinstated. To reinstate, You must present evidence of insurability acceptable to Us, which, in some cases, may involve standard underwriting, including a medical examination, and You must pay to Us the greater of:

(1)	All premiums from the date of default with interest to the date of reinstatement, plus any Policy debt (plus interest to the date of reinstatement) in effect when You continued the Policy as reduced paid-up insurance or extended term insurance; or

(2)	110% of the increase in Cash Value resulting from reinstatement.

To reinstate, You must also pay Us any Policy debt that arose after the continuation of the Policy as reduced paid-up insurance. We calculate interest on any such debt at the rate of 6% per year compounded annually.

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Suicide

If the Insured commits suicide within two years from the Policy’s date of issue, Our liability under the Policy is limited to all premiums paid less any indebtedness.

Valuation of Assets

We determine the unit value for each Subaccount at the regularly scheduled close of business of the NYSE, on each day the NYSE is open for regular trading (“Business Day”). The NYSE is closed on most national holidays and Good Friday. We value shares of each Fund at the net asset value per share as determined by the Fund. Each Fund determines the net asset value of its shares as described in the VIP Series prospectus.

Processing Transactions

Generally, transaction requests (such as loan repayments or reallocation requests) will be processed as of the Business Day We receive them, if We receive them before the close of business on that day (generally 4:00 P.M., Eastern Time) in a manner meeting Our requirements. Otherwise, they will be processed as of the next Business Day. To meet Our requirements for processing transactions, We may require that You use Our forms.

FEES, CHARGES AND EXPENSES

We describe below the fees and charges that You are required to pay to purchase and maintain the Policy. We guarantee that once You have purchased Your Policy, We will not increase the amount of Your premium payments except as described under “Optional Insurance Riders” or the charges that We deduct from Your premiums. The charges that We deduct from Your Subaccount(s) for mortality and expense risks are also guaranteed not to increase (except as described in “The Frequency of Your Payments”).

Transaction Fees

We deduct the fees, charges and expenses listed below from Your premiums. The resulting net premium amount is allocated among the Subaccount(s) and the Fixed Account as You have selected.

Premium Charge

We impose a premium charge on each premium payment. The premium charge is a percentage of the premium amount less the Policy charge and decreases by Policy Year as shown in the following schedule:

Years	Maximum Premium Charge Percentages
	ISPC-10	ISPC-20	ISPC-65	ISPC-WL	ISP10 Express
1	33.5% of premium	33.5% of premium	33.5% of premium	33.5% of premium	33.5% of premium
2-5	11.5% of premium	11.5% of premium	11.5% of premium	10.5% of premium	11.5% of premium
6 and later	8.5% of premium	8.5% of premium	8.5% of premium	7.5% of premium	8.5% of premium

The premium charge is intended to cover Our sales expenses, premium taxes and other costs and risks associated with the Policy. The premium charge does not correspond to Our actual costs in any particular year.

First Year Charge

We impose a charge in the first Policy Year (which is in addition to other applicable fees and charges) at the maximum rate of $5 per $1,000 of the guaranteed insurance amount for Our administrative expenses in issuing the Policy.

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Annual Policy Charge
We impose a maximum annual charge for Our administrative expenses of $85 on ISPC-10, ISP10 Express, ISPC-20 and ISPC-65 and $65 on ISPC-Whole Life.

Premium Payment Mode
When You pay premiums on other than an annual basis, the premium amount, the annual Policy charge and the first year charge will increase to compensate for Our loss of interest and additional billing and collection expenses. A portion of this increase is credited under Your Policy to Your selected Subaccounts so that We can match Our assumptions about Your premiums to provide the guaranteed minimum death benefit of Your death benefit.

Increase for Installment Payment of Premiums (as a percentage of an annual payment/charge):

Payment Frequency	% Increase
Annual	0%
Semi-annual	2%
Quarterly	4%
Monthly	5.96%

Transfer Fees
We charge a $10 fee for transfers of the Net Benefit Base in excess of four per Policy Year, including those involving the Fixed Account. See “Transfer of Net Benefit Base” for more information.

Optional Insurance Rider Premiums
We charge an additional premium for each optional insurance rider that You selected for Your Policy. See the table entitled “Transaction Fees and Other Charges and Expenses” in the “Fee Tables” section of this prospectus and Your Policy for more information on the additional premiums for each optional insurance rider.

PERIODIC CHARGES DEDUCTED FROM THE SUBACCOUNT VALUE
Cost of Insurance Protection
We deduct a charge from the Subaccount assets attributable to Your Policy for the cost of insurance protection. This amount is determined by the insurance rates applicable to Your Policy based upon Your age, sex, underwriting classification and the net amount of insurance that is at risk. We guarantee that the cost of insurance will not be higher than rates based on the 2001 Commissioners’ Standard Ordinary Mortality Table for the Insured’s sex and tobacco use classification, which We use to compute the cost of insurance protection for each Policy. (See “Cash Value--Cost of Insurance Protection”).

Your premium will also reflect Your mortality rating. In short, Your premium will be higher if You are rated as having a higher than average mortality risk.

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The cost of insurance protection generally increases each year because the probability of death increases as a person’s age increases. The net amount at risk may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.

Mortality and Expense Risk Charge
We deduct from the Subaccount assets attributable to Your Policy a daily charge for the mortality and expense risks (“M&E”) that We assume. Please refer to the chart entitled “Periodic Charges Other Than Fund Operating Expenses” on page 8 of this prospectus for the M&E charge applicable to Your Policy.

Policy Loan Interest
If You have an outstanding Policy loan, We charge interest that accrues daily at an effective annual rate of 6% compounding on each Policy anniversary. The loan and loan interest are due on each Policy anniversary. If You do not pay the interest when it is due, it will be added to the loan amount and We will transfer an equivalent amount from the Subaccounts to the General Account.

Income Tax Charge
We do not expect to incur any federal income tax as the result of the net earnings or realized net capital gains of Separate Account B. However, if We did incur such tax, We reserve the right to charge the Separate Account for the amount of the tax. We may also impose charges for other applicable taxes attributable to the Separate Account.

Deductions from the Funds
Each Fund makes daily deductions from its assets to cover management fees and other expenses. Because this impacts the Subaccount assets attributable to Your Policy, You bear these charges indirectly. The highest and lowest gross annual Fund operating expenses as of December 31, 2019 were 1.42% and 0.73% respectively.

Annual Fund expenses for all Funds are fully described in the attached VIP Series prospectus. We begin to accrue and deduct all of the above charges and premiums on a Policy’s Issue Date.

DISTRIBUTION OF THE POLICY

The Policy is currently distributed through Foresters Financial Services, Inc. (“FFS”), which is one of Our affiliates. FFS is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”). FFS’s executive offices are located at 40 Wall Street, New York, NY 10005.

We expect to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Policies as of the date that we close the acquisition of the stock purchase agreement with Nassau Life Insurance Company (“Nassau Life”). 1851 also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by Nassau Life and its affiliated companies. Nassau Life or an affiliate will reimburse 1851 for expenses 1851 incurs in distributing the Policies (e.g. commissions payable to retail broker-dealers who sell the Contacts).

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1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

FLIAC no longer offers the Policies for new sales. But owners of existing Policies may continue to make additional premium payments.

Compensation

FFS and FLIAC have entered into a selling agreement with Cetera, a broker-dealer that is registered with the SEC and a member of FINRA. Applications for the Policy are solicited by registered representatives who are associated persons of Cetera. Such representatives act as appointed agents of FLIAC under applicable state insurance law and must be licensed to sell variable insurance products.

Cetera is paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to Cetera, depending on the agreement between Cetera and the registered representative. Cetera or the registered representative may receive different compensation for selling one variable insurance contract over another and/or may be inclined to favor or disfavor one variable insurance provider over another variable insurance provider due to differing compensation rates.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be provided to Cetera based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

This Policy does not assess a front-end sales charge, so you do not directly pay for the sales and distribution expenses described above. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Policy. For example, any profits FLIAC may realize through receiving the mortality and expense risk charge deducted under your Policy may be used to pay for sales and distribution expenses. FLIAC may also pay for sales and distribution expenses out of any payments FLIAC or 1851 may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Policy assesses a surrender charge, proceeds from this charge may be used to reimburse FLIAC for sales and distribution expenses.

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FEDERAL TAX INFORMATION

This section provides an overview of federal tax law as it pertains to the Policy. It assumes that the Policyowner is a natural person who is a U.S. citizen or U.S. resident. The tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different. We do not discuss state or local taxes herein, except as noted. The tax laws described herein could change, possibly retroactively. The discussion is general in nature and is not tax advice, for which You should consult a qualified tax adviser.

POLICY PROCEEDS
We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because it meets the definition of “life insurance contract” in Section 7702 of the Internal Revenue Code of 1986, as amended (“Code”). Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a guideline premium test or a cash value accumulation test. We have designed Your Policy to comply with only the cash value accumulation test. The investments of each Subaccount also satisfy the investment diversification requirements of Section 817(h) of the Code. Consequently:

■   The death benefit will, if and when paid, be excluded from the gross income of the Beneficiary for federal income tax purposes;

■   The growth of the Cash Value of the Policy, if any, that is attributable to the investments in the Subaccounts will not be subject to federal income tax, unless and until there is a full or partial surrender of the Policy; and

■   Transfers among Subaccounts are not taxable events for purposes of federal income tax.

SURRENDERS AND LOANS
The federal tax treatment of Policy surrenders and loans depends upon whether the Policy is a MEC under Section 7702A of the Code. A MEC is a contract that meets the definition of a “life insurance contract” but fails to meet the “seven-pay” test of Section 7702A(b). Under the seven-pay test, the total premiums paid cannot, at any time during the first seven years of a contract, exceed the total premiums that would have been paid by that time under a similar fixed-benefit life insurance contract designed to provide for paid-up future benefits after the payment of seven equal annual premiums.

The Policy offered by this prospectus has been designed so that it will not be a MEC at the time it is issued. However, under the MEC rules, a Policy may become a MEC after it has been issued if the Policyowner decreases the Face Amount, takes a partial surrender, terminates a rider, allows the Policy to lapse into extended term or reduced paid-up insurance, or makes any other material change to the Policy. If a Policy becomes a MEC, any Policy that is issued in exchange for it will also be a MEC. Furthermore, all MECs that are issued by Us to a Policyowner in any calendar year will be treated as one Policy under the MEC rules. Because MECs are taxed differently, You should consult with a qualified tax expert before making any change to Your Policy that might cause it to be treated as a MEC.

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Policies that Are not MECs
If Your Policy is not a MEC, a total surrender of the Policy will subject You to federal income tax on the amount (if any) by which the cash Surrender Value exceeds Your basis in the Policy (premiums paid less previous distributions that were not taxable). If You elect to receive Your payment in installments, depending upon the option selected, You may be taxed on all or a portion of each installment until the income in the Policy has been paid; only after all Your basis in the Policy has been paid; or on a portion of each payment.

If You make a partial surrender after the first 15 Policy Years, the distribution will not be subject to federal income tax unless the amount of the partial surrender exceeds Your basis in the Policy. In other words, partial surrenders after 15 Policy Years will be treated as being from basis first and income second. During the first 15 Policy Years, the portion of the partial surrender that is subject to federal income tax will depend upon the ratio of Your death benefit to the Cash Value and the age of the Insured at the time of the surrender.

If Your Policy is not a MEC, Policy loans are not considered distributions and are not subject to current federal income tax as long as the Policy remains in force, nor is the interest paid on such loans deductible for federal income tax purposes.

If You surrender or exchange Your Policy while a loan is outstanding, the amount of the loan will be treated as a distribution and may be taxable. Moreover, under certain circumstances, if You exchange Your Policy while a loan is outstanding, the amount of the loan may be taxed on an “income first” basis.

If the Cash Value of Your Policy falls below the aggregate amount of the loan balance as the result of the fluctuation in the value of the underlying Funds or for any other reason, the Policy may terminate (see “Cash Value”). In that case, all outstanding loans will be immediately taxable to the extent they exceed premiums paid. You should consult with a qualified tax expert before taking a Policy loan.

Policies that Are MECs
A Policy that is classified as a MEC continues to be a life insurance contract for purposes of the federal income tax treatment of the death benefit and inside build-up. However, distributions are treated differently. Distributions from a Policy that is classified as a MEC are taxed on an “income first” basis (that is, if a Policy is a MEC, generally distributions are taxed as earnings first, followed by a return of the Policy’s cost basis). If a Policy is a MEC, distributions include partial and full surrenders. Also, Policy loans from a MEC may be taxable. Furthermore, if a Policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules. Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an additional 10% penalty.

41

Tax Withholding
Regardless of whether Your Policy is a MEC, whenever there is a taxable distribution from the Policy, the amount of any gain is subject to federal income tax withholding and reporting. We will not withhold income tax if You so request in writing before the payment date. However, in such event, You are subject to any potential tax penalties that may result from Our failure to withhold taxes.

Estate and Generation Skipping Taxes
Because of the complex nature of the federal tax law, We recommend that You consult with a qualified tax adviser about the estate tax implications associated with purchasing a Policy. The Code provides an exemption for federal estate tax purposes of $ 11,400,000 for 2019 (adjusted for inflation annually thereafter) and a top estate tax rate of 40%. An unlimited marital deduction may be available for assets left to a U.S. citizen spouse. The marital deduction defers estate and gift taxes until the death of the surviving spouse. Any unused exemption in one spouse’s estate will be available in most cases to the surviving spouse.

When the Insured dies, the death benefit payable under the Insured’s Policy will generally be included in the Insured’s estate for federal estate tax purposes if (1) the Insured and the Policyowner are the same or (2) the Insured held any “incident of ownership” in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policyowner, such as the right to borrow from the Policy or to name a new Beneficiary.

If a Policyowner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if a Policyowner transfers the Policy to someone two or more generations younger than the Policyowner, the transfer may be subject to the federal generation-skipping transfer tax (“GSTT”). Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the death benefit to the Beneficiary may be subject to the GSTT. The Code provides an exemption to the GSTT of $11,400,000 for 2019 (adjusted for inflation annually thereafter) and a top GSTT tax rate of 40%.

Other Tax Issues
We are taxed as a “life insurance company” under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to Separate Account B. Based on this expectation, no charge is currently assessed against Separate Account B for such tax. If We incur such tax in the future, We may assess a charge for such tax against Separate Account B. We may incur state and local taxes (in addition to premium taxes) attributable to Separate Account B in several states. At present, these taxes are not significant and We do not impose any charge for such taxes against Separate Account B. We may assess Separate Account B for such taxes in the future. If any charges for federal, state or local taxes are assessed against Separate Account B in the future, they could reduce the net investment performances of the Subaccounts.

42

In order for a Policy to be treated as a life insurance contract for federal income tax purposes, the investments of each Subaccount to which premiums under the Policy are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the VIP Series monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which premiums under Your Policy are allocated failed to satisfy these requirements, Your Policy would not receive tax treatment as a life insurance contract for the period of the failure and any subsequent period. As a result, You could be currently taxed on the net earnings and net realized gains of the Subaccount(s) in which You were indirectly invested. This is a risk that is common to all variable life insurance policies.

Each of the Funds sells its shares not only to Separate Account B but also to other separate accounts which fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of Policyowners and Contractowners which invested in the same Fund. If such a conflict were to arise, We would take whatever steps were necessary to protect the interests of Policyowners and Contractowners, including potentially substituting a different Fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Policyowner’s control of the investments of Separate Account B may cause the Policyowner, rather than Us, to be treated as the owner of the assets in Separate Account B for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Policyowner. Based upon existing Internal Revenue Service (“IRS”) guidance, We do not believe that the ownership rights of a Policyowner under the Policy would result in the Policyowner’s being treated as the owner of the assets of the Policy. However, We do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, We reserve the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Policy.

43

OTHER INFORMATION

VOTING RIGHTS
Because the Funds of the VIP Series are not required to have annual shareholder meetings, Policyowners generally will not have an occasion to vote on matters that pertain to the Funds. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Policyowners will have the opportunity to provide voting instructions for shares of the Fund held by a Subaccount in which their Policy invests. We will vote the shares at any such meeting as follows:

■   Shares attributable to Policyowners for which We have received instructions, in accordance with the instructions;

■   Shares attributable to Policyowners for which We have not received instructions, in the same proportion that We voted shares held in the Subaccount for which We received instructions; and

■   Shares not attributable to Policyowners, in the same proportion that We have voted shares held in the Subaccount attributable to Policyowners for which We have received instructions.

We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Policyowners and for which We receive instructions. However, We will vote Our own shares as We deem appropriate where there are no shares held by Policyholders in any Subaccount. We will present all the shares of any Fund that We hold through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum. As a result of proportional voting, the votes cast by a small number of Policyowners may determine the outcome of a vote.

We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Policyowner by dividing the value of the Subaccount by the net asset value of one Fund share. We will determine the number of votes that a Policyowner has the right to cast as of the record date established by the Funds.

We will solicit instructions by written communication before the date of the meeting at which votes will be cast. We will send meeting and other materials relating to the Fund to each Policyowner having a voting interest in a Subaccount.

The voting rights that We describe in this prospectus are created under applicable laws. If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, We reserve the right to proceed in accordance with any such changed laws or regulations. We specifically reserve the right to vote shares of any Fund in Our own right, to the extent permitted by law.

44

REPORTS
Our variable life insurance is offered through broker-dealers that are registered with the SEC and are members of FINRA. At least twice each year, We will send a report to You that contains financial information about the Funds, as required by applicable law. In addition, unless otherwise agreed, we will send You a confirmation on behalf of the broker-dealers through which the variable life insurance transaction is processed after each transaction that affects the value of Your Policy, and at least once each year We will send a statement that gives You financial information about Your Policy, including, to the extent applicable, Your scheduled fixed premium payments.

If several members of the same household each own a Policy, We may send only one such report or prospectus to that address, unless You instruct Us otherwise. You may receive additional copies by calling or writing Us.

FINANCIAL STATEMENTS
The financial statements of FLIAC and Separate Account B are in the Statement of Additional Information.

45

Please read this prospectus and keep it for future reference. It contains important information that You should know before buying a Policy. We filed a Statement of Additional Information (“SAI”), dated May 1, 2020 with the Securities and Exchange Commission. We incorporate the SAI by reference into this prospectus. You can get a free SAI, request other information about the Policy or make other inquiries by contacting Us at Foresters Life Insurance and Annuity Company, Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836, calling Us toll free at (800) 832-7783 or by visiting Our website www.foresters.com. You can obtain copies of Our documents (including reports and the SAI), after paying a duplicating fee, by electronic request at publicinfo@sec.gov. Documents can be viewed online or downloaded from the EDGAR database on the SEC’s Internet website at http://www.sec.gov.

SEC file number: 333-149362/811-04328

46

FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE
(SEPARATE ACCOUNT B)

Level Premium Variable Life Insurance Policies
Issued By
Nassau Life Insurance Company

Supplement dated July 8, 2020 to the
Statement of Additional Information dated May 1, 2020

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2020, for the individual variable life insurance policies supported by First Investors Life Level Premium Variable Life Insurance (Separate Account B) (the “Separate Account” or “Separate Account B”), which includes three level premium variable life insurance policies called “Insured Series Policy,” “ISP Choice” with four premium payment period options and “ISP Choice” with two premium payment period options (the “Policies”), each with their own related prospectus dated May 1, 2020, as supplemented on July 8, 2020. Please read this supplement and the SAI carefully in conjunction with the applicable prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On July 1, 2020, Nassau Life Insurance Company (“NNY”) acquired Foresters Life Insurance and Annuity Company (“FLIAC”), the issuer of the Policies. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY (the “Merger”), with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the Separate Account. The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Policies.

The Merger did not affect the terms of, or the rights and obligations under, the Policies other than to change the insurance company that provides Policy benefits from FLIAC to NNY. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policyowners.

For information or service concerning a Policy, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-510-4209. You may also contact Us through Our website at www.NSRE.com.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to FLIAC throughout the SAI that are not otherwise addressed below are replaced with references to NNY.

II.	Reference to FLIAC’s website, www.foresters.com, in the first paragraph of the SAI is replaced with a reference to NNY’s website, www.NSRE.com.

1

III.	Beginning on page 2, the following replaces the section titled “Foresters Life Insurance and Annuity Company” under “GENERAL DESCRIPTION”:

Nassau Life Insurance Company. NNY is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

The immediate parent of NNY is The Nassau Companies of New York, a Delaware corporation. The Nassau Companies of New York is ultimately controlled by David Dominik. Mr. Dominik ultimately controls NNY through the following intervening companies: The Nassau Companies, Nassau Insurance Group Holdings, L.P., Nassau Insurance Group Holdings GP, LLC and Nassau Financial Group L.P. The nature of the business of Mr. Dominik and the intervening companies includes investing in companies engaged in the business of insurance.

On July 1, 2020, NNY acquired FLIAC, which was formerly the depositor of the Separate Account and issuer of the Policies. Following the acquisition, FLIAC merged with and into NNY, with NNY as the surviving entity. As a result, on July 8, 2020, NNY became the depositor of the Separate Account and issuer of the Policies.

IV.	Beginning on page 4, the following replaces the sections titled “Custodian,” “Independent Registered Public Accounting Firm,” “Underwriter” and “Distribution of Policy” under “SERVICES”:

Custodian. NNY, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of the Separate Account. NNY maintains the records and accounts of the Separate Account.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, New York 10154, is the independent registered public accounting firm for the Separate Account. KPMG LLP, 755 Main Street 11th Floor, Hartford, Connecticut 06103 is the independent auditor for NNY.

Underwriter. NNY and the Separate Account have entered into an Underwriting Agreement with 1851 Securities, Inc. (“1851”), which became effective on July 1, 2020, pursuant to which 1851 serves as principal underwriter for the Policies. 1851, an affiliate of NNY, has its principal business address at One American Row, Hartford, CT 06102. NNY is no longer offering the Policies for new sales, but owners of existing Policies may continue to make additional premium payments. 1851 does not retain any commissions paid by NNY, but it is reimbursed by NNY for expenses it incurs for performing its underwriting function. 1851 assumed the role of principal underwriter for the Policies on July 1, 2020. Consequently, it did not receive any commissions from the Separate Account in connection with the distribution of the Policies during the fiscal years ended December 31, 2017, 2018 or 2019.

Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, was the previous principal underwriter for the Policies. For the fiscal years ended December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $2,968,442, $2,334,837 and $1,612,570, respectively, in connection with the distribution of the ISP Choice Policies and $293,850, $125,719 and $98,279, respectively, in connection with the distribution of the Insured Series Policy.

V.	On page 5, the following is added to the end of the section titled “SERVICES”:

2

Administrative Services. The Nassau Companies of New York (“NCNY”) provides administrative services for the Policies through a shared service agreement between NNY and NCNY. NCNY’s principal business address is One American Row, Hartford, CT 06102.

VI.	On page 7, the following replaces the section titled “RELEVANCE OF FINANCIAL STATEMENTS”:

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Policyowners under the Policies will be affected solely by the investment results of the Subaccounts. The financial statements of NNY as contained herein should be considered only as bearing upon NNY’s ability to meet its obligations to Policyowners under the Policies, and they should not be considered as bearing on the investment performance of the Subaccounts.

Financial Statements

The following audited financial statements of NNY as of December 31, 2019 and 2018, and as of December 31, 2018 and 2017, and for each of the years in each of the two-year periods ended December 31, 2019 and December 31, 2018, replace the audited financial statements of FLIAC that were previously included in the SAI. Please note that the SAI still contains the audited financial statements of the Separate Account as of December 31, 2019 and for each of the years or periods in the two-year period then ended and the financial highlights for each of the years or periods in the five-year period then ended.

Experts. The above-referenced financial statements of NNY have been included as part of the SAI in reliance upon the reports of KPMG LLP, an independent auditor, and upon the authority of said firm as experts in accounting and auditing. The above-referenced financial statements of the subaccounts of First Investors Life Level Premium Variable Life Insurance Separate Account B have been included as part of the SAI in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

3

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2019 and 2018

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-44

Supplementary Schedules:

Summary of Investments - Other than Investments in Related Parties	45-46

Supplementary Insurance Information	47

Supplementary Schedule - Reinsurance	48

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2019 and 2018, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 24, 2020, except for the Supplemental Schedules, as to which the date is July 8, 2020

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2019	2018
	(in thousands)
Assets:
Bonds	$7,015,955	$7,212,940
Contract loans	2,333,929	2,326,802
Real estate, at depreciated cost	30,859	30,232
Preferred stock	95,933	125,947
Common stock	57,218	58,649
Mortgage loans	400,498	268,735
Cash and short-term investments	100,651	56,891
Other invested assets	344,563	614,915
Receivables for securities	2,620	7,474
Total cash and invested assets	10,382,226	10,702,585
Deferred and uncollected premiums	63,401	68,807
Due and accrued investment income	143,637	145,362
Reinsurance recoverables	8,979	7,214
Deferred tax asset	56,371	57,337
Receivables from affiliates	10,789	22,164
Other assets	8,129	13,994
Separate account assets	1,060,368	942,308
Total assets	$11,733,900	$11,959,771

Liabilities:
Reserves for future policy benefits	$8,936,348	$9,191,720
Policyholders’ funds	441,780	462,047
Dividends to policyholders	126,939	118,441
Policy benefits in course of settlement	131,144	136,826
Amounts payable on reinsurance	16,570	26,542
Accrued expenses and general liabilities	68,089	62,182
Current federal and foreign income tax	26,128	16,343
Reinsurance funds withheld liability	223,290	232,124
Interest maintenance reserve (“IMR”)	100,226	100,121
Transfers to (from) separate account due and accrued	(305)	(821)
Asset valuation reserve (“AVR”)	155,024	157,027
Separate account liabilities	1,060,368	942,308
Total liabilities	11,285,601	11,444,860

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,313	126,286
Special surplus funds	2,500	2,500
Unassigned surplus	80,688	147,327
Total surplus	448,299	514,911
Total liabilities, capital and surplus	$11,733,900	$11,959,771

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Income:
Premium and annuity considerations	$249,857	$251,976
Net investment income	554,889	588,147
Commissions and expense allowances on reinsurance ceded	13,239	13,191
Reserve adjustments on reinsurance ceded	(220,371)	(254,682)
Fees associated with separate account and other miscellaneous income	78,364	90,894
Total income	675,978	689,526

Current and future benefits:
Death benefits	464,062	442,092
Disability and health benefits	3,401	4,215
Annuity benefits and matured endowments	14,056	13,340
Surrender benefits	291,017	259,836
Interest on policy or contract funds	12,789	13,285
Settlement option payments	10,141	10,032
Net transfers to (from) separate accounts, net of reinsurance	(75,805)	(59,976)
Change in reserves for future policy benefits and policyholders’ funds	(255,384)	(259,614)
Total current and future benefits	464,277	423,210

Operating expenses:
Direct commissions	3,192	3,840
Commissions and expense allowances on reinsurance assumed	1,828	1,958
Premium, payroll and miscellaneous taxes	6,786	8,744
Other operating expenses	109,983	80,700
Total operating expenses	121,789	95,242
Net gain (loss) from operations before dividends and federal income taxes	89,912	171,074
Dividends to policyholders	86,675	77,321
Net gain from operations after dividends and before federal income taxes	3,237	93,753
Federal and foreign income tax expense (benefit)	11,308	(1,473)
Net gain from operations before realized capital gains (losses)	(8,071)	95,226
Realized capital gains/(losses), net of income taxes and IMR	(6,580)	(992)
Net income/(loss)	(14,651)	94,234

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	14,950	24,872
Change in deferred income taxes	13,722	(17,766)
Change in non-admitted assets	(11,505)	23,917
Change in asset valuation reserve	2,003	4,143
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(60,000)
Other surplus changes, net	(11,157)	(3,761)
Net increase (decrease) in capital and surplus	(66,612)	65,665
Capital and surplus, beginning of year	514,911	449,246
Capital and surplus, end of year	$448,299	$514,911

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Cash Flows

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Cash provided by (used for) operations:
Premiums	$330,241	$331,153
Investment and other income	571,495	578,759
Claims and benefits	(1,023,643)	(935,424)
Dividends paid	(116,452)	(121,840)
Commissions and other expenses	(111,756)	(137,536)
Net transfers from separate accounts	76,359	60,168
Federal income taxes recovered (paid)	(384)	(35,663)
Net cash provided by (used for) operations	(274,140)	(260,383)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,026,310	1,332,418
Proceeds from sales, maturities and repayments of stocks	95,822	42,467
Proceeds from sales, maturities and repayments of other invested assets	450,797	100,771
Proceeds from sales, maturities and repayments of other investments	9,934	2,197
Cost of bonds acquired	(822,030)	(1,146,988)
Cost of stocks acquired	(59,117)	(42,257)
Cost of mortgage loans acquired	(136,520)	(181,174)
Cost of other invested assets acquired	(170,339)	(80,027)
Cost of other investments acquired	(2,969)	(1,739)
Net decrease (increase) in contract loans	(7,127)	10,420
Net cash provided by (used for) investments	384,761	36,088

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(30,331)	(11,111)
Dividends to stockholder	(60,000)	(60,000)
Other cash provided (applied)	23,470	(3,710)
Net cash provided by (used for) financing and miscellaneous uses	(66,861)	(74,821)
Net increase (decrease) in cash and short-term investments	43,760	(299,116)
Cash and short-term investments, beginning of year	56,891	356,007
Cash and short-term investments, end of year	$100,651	$56,891

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of the Nassau Companies of New York (“NCNY” or the “Parent”) after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the New York Department of Financial Services (“NYDFS” or the “Department”). Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain. Effective March 31, 2019, Nassau Insurance Group Holdings, L.P. (formerly known as Nassau Reinsurance Group Holdings L.P.) contributed NCNY to The Nassau Companies.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York. The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the NYDFS.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of the Company’s whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.

●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.

●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.

●	Under STAT, for universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.

●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.

●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.

●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for invested assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2019 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Liquidity and regulatory capital requirements

NCNY serves as the holding company for NNY and does not have any significant operations of its own. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends to the Parent from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2019, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Parent from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY does not have the capacity to pay dividends in 2020 without prior approval. During the year ended December 31, 2019, NNY declared and paid $60.0 million in dividends to its Parent.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the interest method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the interest method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge exposure to changes in interest rates. The Company uses interest rate swaps to manage interest rate exposure to certain floating rate available-for-sale debt securities where the terms or expected cash flows of the hedged item closely match the terms or expected cash flows of the swap.

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

The Company had no derivative contracts with financing premiums.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.9 million and $0.3 million due and accrued investment income non-admitted at December 31, 2019 and 2018, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2019 and 2018 were $56.2 million and $44.7 million, respectively. Changes for the years ended December 31, 2019 and 2018 were increases of $11.5 million and decreases of $23.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve. Annuity reserves principally use Actuarial Guideline (AG) 33 and 43 to calculate reserve balances. AG33 uses prescribed methods and assumptions to determine the minimum statutory reserves. AG43 requires that reserves for contracts are based on the greater of the Standard Scenario Amount (SSA) and the Conditional Tail Expectation Amount (CTE). The Company holds reserves greater than those developed under the minimum statutory reserving rules when it is determined that the minimum statutory reserves are inadequate. Actual results could differ from these estimates and may result in the establishment of additional reserves. The Company monitors actual experience and, where circumstances warrant, revises assumptions and the related estimates for policy reserves.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company calculated its reserves for variable annuity products under the SSA of AG43, which exceeded the CTE scenario. As of December 31, 2018, the Company calculated its reserves under the CTE scenario.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2019 and 2018, the Company paid cash dividends of $60.0 million and $60.0 million, respectively, to its parent, Nassau.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $5.7 million and $8.4 million for 2019 and 2018, respectively.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $1.1 million and $0.8 million for 2019 and 2018, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had net benefits of $0.2 million and $18.6 million for 2019 and 2018, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2019.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $56.9 million and $97.8 million as of December 31, 2019 and 2018, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2019 and 2018:

●	$82.7 million and $79.7 million of non-cash investment exchanges as of December 31, 2019 and 2018, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

Pending acquisition

On October 17, 2019, the Company announced the signing of a definitive agreement with The Independent Order of Foresters (“Foresters”) for NNY to acquire Foresters Financial Holding Company, Inc. and Foresters Life Insurance and Annuity Company from Foresters. The transaction is subject to customary closing conditions, including regulatory approval by the New York State Department of Financial Services.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2019 were as follows:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. government	$217,344	$16,763	$(744)	$233,363
All other governments	58,433	8,323	—	66,756
States, territories and possessions	40,104	5,856	—	45,960
Political subdivisions of states, territories
and possessions	61,380	7,985	(68)	69,297
Special revenue	461,712	46,866	(277)	508,301
Industrial and miscellaneous (unaffiliated)	3,977,928	375,458	(8,188)	4,345,198
Parent, subsidiaries and affiliates	15,300	217	(2,063)	13,454
Hybrid securities	243,211	15,232	(2,716)	255,727
Mortgage-backed and asset-backed securities	1,940,543	57,040	(16,904)	1,980,679
Total bonds	$7,015,955	$533,740	$(30,960)	$7,518,735

Preferred stock	$95,933	$9,050	$—	$104,983
Common stock	$57,218	$—	$—	$57,218

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2019 and 2018.

The aging of temporarily impaired general account debt securities as of December 31, 2019 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$4,365	$(742)	$1,186	$(2)	$5,551	$(744)
Political subdivisions	405	(10)	2,660	(58)	3,065	(68)
Special revenue	2,189	(30)	7,003	(247)	9,192	(277)
Industrial and miscellaneous (unaffiliated)	39,498	(2,854)	89,579	(5,334)	129,077	(8,188)
Parent, subsidiaries and affiliates	9,298	(1,476)	2,805	(587)	12,103	(2,063)
Hybrid securities	3,319	(7)	32,168	(2,709)	35,487	(2,716)
Mortgage-backed and asset-backed securities	180,628	(2,065)	351,703	(14,839)	532,331	(16,904)
Total bonds	$239,702	$(7,184)	$487,104	$(23,776)	$726,806	$(30,960)
Number of positions at unrealized loss		115		165		280

Preferred stock	$—	$—	$—	$—	$—	$—

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company reported $21.5 million and $19.6 million of gross unrealized gains and $1.0 million and $2.0 million of gross unrealized losses related to common stock for the periods ended December 31, 2019 and 2018, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2019, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $0.7 million with unrealized losses of $0.7 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $3.9 million with unrealized losses of $0.3 million.

At December 31, 2019, there are 11 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $2.8 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 165 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parents, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million. The Company had $2.5 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $1.5 million.

For the period ended December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $10.7 million.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2018, available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2019 by maturity are shown below.

	Carrying Value	Fair Value
	(in thousands)
Due in one year or less.	$277,098	$286,604
Due after one year through five years	1,526,921	1,593,413
Due after five years through ten years	2,418,369	2,537,054
Due after ten years	2,793,567	3,101,664
Total	$7,015,955	$7,518,735

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $14.8 million and $7.4 million as of December 31, 2019 and 2018, respectively. OTTIs were $19.1 million and $11.4 million in 2019 and 2018, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2019, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2019	2018
	(in thousands)
Real estate	$30,859	$30,232
Total real estate	$30,859	$30,232

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2019 and 2018, the Company had $400.5 million and $268.7 million, respectively, in mortgage loans. The allowance for loans at December 31, 2019 was $0.8 million. There was 0.5 million allowance for loan losses at December 31, 2018.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2019	2018
	(in millions)
Industrial	$21.2	$13.5
Multifamily	63.8	53.9
Office	72.0	58.4
Retail	132.6	58.4
Self-storage	19.0	11.0
Warehouse	53.0	53.2
Other	39.7	20.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2019	2018
	(in millions)
East North Central	$39.8	$37.1
Middle Atlantic	21.1	10.2
Mountain	54.4	37.1
New England	3.1	3.2
Pacific	113.9	83.2
South Atlantic	89.2	51.4
West North Central	6.2	6.2
West South Central	73.6	40.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $366.7 million CM1 loans and $34.6 million CM2 loans as of December 31, 2019. The Company held $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2019 was 87%. As of December 31, 2019, all loans were current.

During 2019, the minimum and maximum lending rates for mortgage loans were 3.7% and 6.8% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2019.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2019	2018
	(in thousands)
Private equity	$53,982	$265,511
Mezzanine partnerships	9,852	148,320
Infrastructure funds	10,946	27,611
Hedge funds	6,811	6,980
Collateralized fund obligation	97,400	—
Mortgage and real estate	871	898
Direct equity	129,534	141,727
Credit funds	22,105	8,432
Other alternative assets	13,062	15,436
Total other invested assets	$344,563	$614,915

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $80.2 million and $152.3 million as of December 31, 2019 and 2018, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2019	2018
	(in thousands)
Swaps:
Notional amount	$75,000	$75,000
Fair value	$6,843	$1,951
Carrying value	$—	$—

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral. Restricted assets were $6.1 million and $8.0 million as of December 31, 2019 and 2018, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $593.9 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made, 5% of its admitted assets as shown by its last sworn statement to the superintendent. During 2019, the Company had maximum collateral pledged with fair value of $73.7 million and carrying value of $70.2 million. The amount borrowed at the time of maximum collateral was $39 million. As of December 31, 2019, the Company had no outstanding borrowings with the FHLB and no amounts pledged. The Company owned $2.3 million and $3.4 million of FHLB capital stock as of December 31, 2019 and 2018, respectively, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
Investment	Current Year	Prior Year	Current Year	Prior Year	Current Year	Prior Year
	(in thousands)
(1) Bonds - Amortized Cost	11	30	$8,661	$13,676	$8,818	$13,205
(2) Loan-backed and structured securities - Amortized Cost	—	—	—	—	—	—
(3) Preferred Stock - Amortized Cost	1	—	—	—	40	—
(4) Preferred Stock - Fair Value	1	—	12	—	12	—
(5) Total (1+2+3+4)	13	30	$8,673	$13,676	$8,870	$13,205

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2019, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were HP Communities LLC., Wells Fargo & Company, Anheuser Busch Company, Prudential Financial Inc. and Burlington Northern & Sante Fe. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Bonds	$328,888	$348,400
Contract loans	182,662	175,413
Cash and short-term investments	4,492	588
Real estate, net of expenses	4,996	1,312
Preferred stock	6,260	7,496
Common stock	2,881	18
Mortgage loans	13,886	8,714
Other invested assets	26,030	59,449
Derivative instruments	443	423
Miscellaneous income	1,473	1,968
Amortization of interest maintenance reserve ("IMR")	13,013	14,478
Less:
Interest expense	9,086	9,086
Other investment expenses	21,049	21,026
Net investment income	554,889	588,147

For the year ended December 31, 2019, the Company had 13 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $1.6 million.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2019	2018	2019	2018
	(in thousands)
Bonds	$(7,752)	$2,054	$1,373	$(1,252)
Preferred stock	(2,202)	364	2,332	(2,474)
Common stock	2,207	(235)	2,936	8,413
Mortgage loans	(258)	(540)	—	—
Other invested assets	341	(63)	12,275	26,851
Derivative instruments	(255)	—	—	—
Foreign exchange	(23)	(370)	8	(54)
Miscellaneous	223	(640)	—	—
	(7,719)	570	18,924	31,484
Income tax benefit (expense)	1,139	(1,562)	(3,974)	(6,612)
Net capital gains (losses)	$(6,580)	$(992)	$14,950	$24,872

Realized losses for 2019 include impairments of $19.1 million, including impairments on bonds of $14.2 million, common stock of $1.8 million and preferred stock of $3.1 million. Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Proceeds from sales	$1,201,293	$1,454,353
Gross gains on sales.	34,252	21,989
Gross losses on sales	29,917	25,652

5. Investments in Affiliates

The Company has an investment subsidiary, Nassau 2019 CFO LLC and uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of that subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2019 and 2018.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2019	2018
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,258	$1,532
1941 CSO, 2.25% to 4.0%	90,967	100,855
1958 CSO, 2.0% to 6.0%	1,473,056	1,541,961
1980 CSO, <4.5% to 6.0%	2,815,762	2,964,819
1980 CSO Select, 4.5%	37,279	38,718
1980 CSO, 3.5% to 4.5%	4,427,550	4,444,192
2001 CSO 4.0% to 4.25%	58,247	56,642
Various	13,501	18,384
Total life insurance	$8,917,620	$9,167,103

Annuities	207,258	218,710

Claim and loss liabilities:
Disability	27,828	31,496
Accident and health	29,980	35,621
Total claim and loss liabilities	57,808	67,117
Subtotal	9,182,686	9,452,930
Supplementary contracts with life contingencies	84,624	83,999
All other	5,050	7,382
Total before reinsurance ceded	9,272,360	9,544,311
Less: Reinsurance ceded	336,012	352,591
Reserves for future policy benefits	$8,936,348	$9,191,720

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2019 and 2018 for which the net premium exceeded the gross premium was $0.6 billion and $0.8 billion, respectively. As of December 31, 2019 and 2018, the Company carried an associated premium deficiency reserve of $3.5 million and $4.3 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Individual Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$14,928	$6,930	$—	$21,858	4%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	313,234	313,234	56%
Subtotal	14,928	6,930	313,234	335,092	60%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	132,949	—	—	132,949	23%
Not subject to discretionary withdrawal	91,668	—	3,166	94,834	17%
Total individual annuity actuarial reserves	239,545	6,930	316,400	562,875	100%
Less: Reinsurance ceded	8,814	—	—	8,814
Total individual annuity actuarial reserves, net of reinsurance	$230,731	$6,930	$316,400	$554,061

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Group Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,454	1,454	3%
Subtotal	—	—	1,454	1,454	3%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	23,822	—	—	23,822	44%
Not subject to discretionary withdrawal	28,513	—	—	28,513	53%
Total group annuity actuarial reserves	52,335	—	1,454	53,789	100%
Less: Reinsurance ceded	—	—	—	—
Total group annuity actuarial reserves, net of reinsurance	$52,335	$—	$1,454	$53,789

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Deposit-Type Contracts (no life contingencies)
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,149	1,149	—%
Subtotal	—	—	1,149	1,149	—%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	433,302	—	—	433,302	98%
Not subject to discretionary withdrawal	8,478	—	—	8,478	2%
Total deposit fund liabilities	441,780	—	1,149	442,929	100%
Less: Reinsurance ceded	—	—	—	—
Total deposit fund liabilities, net of reinsurance	$441,780	$—	$1,149	$442,929

				2018
				(in thousands)	% of total
Annuities and deposit fund liabilities
Subject to discretionary withdrawal - with adjustment:
- with market value adjustment				$23,828	2%
- at book value less surrender charge of 5% or more				14	—%
- at market value				295,527	28%
Subtotal				319,369	30%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)				615,585	57%
Not subject to discretionary withdrawal				137,334	13%
Total annuity actuarial reserves and deposit fund liabilities				1,072,288	100%
Less: Reinsurance ceded				9,547
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance				$1,062,741

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics of life actuarial reserves as of December 31, 2019 are as follows:

	General Account			Separate Account - Non-guaranteed
		General
	Account	Account		Account	Cash
	Value	Cash Value	Reserve	Value	Value	Reserve
			(in thousands)
Subject to discretionary withdrawal, surrender values or policy loans:
- Term policies with cash value	$1,058	$1,058	$7,814	$—	$—	$—
- Universal life	664,324	653,032	756,376	—	—	—
- Universal life with secondary guarantees	21,967	19,979	69,448	—	—	—
- Indexed universal life	17	15	15	—	—	—
- Indexed universal life with secondary guarantees	—	—	—	—	—	—
- Indexed life	—	—	—	—	—	—
- Other permanent cash value life insurance	7,562,874	7,562,874	7,933,315	—	—	—
- Variable life	—	—	—	—	—	—
- Variable universal life	87,943	84,935	88,411	733,948	708,844	734,130
- Miscellaneous reserves	—	—	—	—	—	—

Not subject to discretionary withdrawal, with no cash value:
- Term policies without cash value	XXX	XXX	62,240	XXX	XXX	—
- Accidental death benefits	XXX	XXX	523	XXX	XXX	—
- Disability-active lives	XXX	XXX	4,993	XXX	XXX	—
- Disability-disabled lives	XXX	XXX	22,835	XXX	XXX	—
- Miscellaneous reserves	XXX	XXX	4,527	XXX	XXX	—

Total (gross: direct + assumed)	8,338,183	8,321,893	8,950,497	733,948	708,844	734,130
Less: Reinsurance ceded	—	—	297,263	—	—	—
Total, net	$8,338,183	$8,321,893	$8,653,234	$733,948	$708,844	$734,130

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $5.7 million and $0.6 million as of December 31, 2019 and 2018, respectively, and are included in accrued expenses and general liabilities.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reinsurance agreements with affiliates

An affiliate, PHL Variable Insurance Company (“PHL”) has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $74.6 million and $76.5 million at December 31, 2019 and 2018, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce group executive ordinary (“GEO”) corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company. The MODCO reserves under this treaty were $1.1 billion as of December 31, 2019.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2019	2018
	(in thousands)
Direct premiums and annuity considerations	$359,486	$367,246
Reinsurance assumed - non-affiliate	8,774	8,848
Reinsurance assumed - affiliate	21,353	23,037
Reinsurance ceded - non-affiliate	(133,551)	(140,863)
Reinsurance ceded - affiliate	(6,205)	(6,292)
Net premiums and annuity considerations	$249,857	$251,976

Direct commission s and expense allowance	$3,192	$3,840
Reinsurance assumed - non-affiliate	244	324
Reinsurance assumed - affiliate	1,585	1,634
Reinsurance ceded - non-affiliate	(5,337)	(5,791)
Reinsurance ceded - affiliate	(7,903)	(7,400)
Net commissions and expense allowance	$(8,219)	$(7,393)

Direct policy and contract claims incurred	$661,521	$655,434
Reinsurance assumed - non-affiliate	36,408	81,154
Reinsurance assumed - affiliate	28,960	14,551
Reinsurance ceded - non affiliate	(219,084)	(232,163)
Reinsurance ceded - affiliate	(26,286)	(59,329)
Net policy and contract claims incurred	$481,519	$459,647

Direct policy and contract claims payable	$124,606	$122,898
Reinsurance assumed - non-affiliate	20,522	47,152
Reinsurance assumed - affiliate	607	163
Reinsurance ceded - non-affiliate	(14,590)	(33,387)
Net policy and contract claims payable	$131,145	$136,826

Direct life insurance in force	$26,530,737	$28,458,804
Reinsurance assumed	2,955,890	2,927,687
Reinsurance ceded	(10,311,574)	(13,360,421)
Net insurance in force	$19,175,053	$18,026,070

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $16.3 million and $17.0 million for the years ended December 31, 2019 and 2018, respectively.

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $19.1 million as of December 31, 2018. As of December 31, 2019, $2.0 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $18.0 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $0.9 million of unfavorable prior year development since December 31, 2018. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.0 million and $1.3 million in 2019 and 2018, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.6 million as of December 31, 2019, payable as follows: 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million; 2023 - $0.6 million and 2024 - $0.4 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2019 and 2018 was $34.5 million and $76.9 million, respectively. EDP accumulated depreciation as of December 31, 2019 and 2018 was $30.2 million and $69.6 million, respectively. Depreciation for the year ended December 31, 2019 and 2018 was $3.0 million and $3.7 million, respectively. EDP equipment and software are depreciated over 3 to 7 years, using the straight-line and method. Non-admitted EDP equipment totaled $4.3 million and $7.3 million as of December 31, 2019 and 2018, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2019 and 2018 was $5.0 million and $6.5 million, respectively. Accumulated depreciation as of December 31, 2019 and 2018 was $4.6 million and $5.9 million, respectively. Depreciation for the years ended December 31, 2019 and 2018 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.4 million and $0.6 million as of December 31, 2019 and 2018, respectively.

Depreciation or amortization periods are generally 7 to 39 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2019 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$63,706	$63,401
Total	$63,706	$63,401

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$68,799	$68,807
Total	$68,799	$68,807

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $1,060.4 million and $942.3 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2019, the general account of the Company had a maximum guarantee for separate account liabilities of $1.1 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.2 million and $0.6 million for the years ended December 31, 2019 and 2018, respectively. The general account paid $0.2 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2019 and 2018, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $1,060.0 million and $941.5 million as of December 31, 2019 and 2018, respectively. Separate account premiums and other considerations received were $28.7 million and $35.8 million for the years ended December 31, 2019 and 2018, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $81.7 million and $68.4 million for the years ended December 31, 2019 and 2018, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2019	2018
	(in thousands)
Transfers to separate accounts	$28,702	$35,799
Transfers from separate accounts	(104,374)	(95,775)
Other	(133)	—
Net transfers from separate account	(75,805)	(59,976)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(75,805)	$(59,976)

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

12. Federal Income Taxes

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$164,868	$6,235	$171,103	$138,182	$6,800	$144,982	$26,686	$(565)	$26,121
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	164,868	6,235	171,103	138,182	6,800	144,982	26,686	(565)	26,121
Less: Deferred tax assets non-admitted	42,390	—	42,390	23,269	6,800	30,069	19,121	(6,800)	12,321
Subtotal net admitted deferred tax assets	122,478	6,235	128,713	114,913	—	114,913	7,565	6,235	13,800
Less: Deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Net deferred tax assets	$50,455	$5,916	$56,371	$57,337	$—	$57,337	$(6,882)	$5,916	$(966)

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years
recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets
expected to be realized after application
of the threshold limitation	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
1) Adjusted gross deferred tax assets
expected to be realized following the
balance sheet date	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
2) Adjusted gross deferred tax assets
allowed per limitation threshold	XXX	XXX	58,789	XXX	XXX	68,636	XXX	XXX	(9,847)
Adjusted gross deferred tax assets offset
by gross deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Deferred tax assets admitted as the
result of application of SSAP 101	$122,478	$6,235	$128,713	$114,913	$—	$114,913	$7,565	$6,235	$13,800

	2019	2018
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	930%	821%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$391,929	$672,811

	December 31, 2019		December 31, 2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$164,868	$6,235	$138,182	$6,800	$26,686	$(565)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$122,478	$6,235	$114,913	$—	$7,565	$6,235
% of total net admitted adjusted
gross DTAs	—%	—%	—%	—%	—%	—%

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Management believes that it is more likely than not that the Company will be able to utilize the DTA in the future without any tax planning strategies.

The Company believes that there is sufficient positive evidence, including a history of earnings and projected future income generation, to support that it is more likely than not that NNY will realize the tax benefits associated with its deferred tax assets and consequently, it is not required to record a valuation allowance for statutory accounting purposes.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2019 and 2018 were as follows:

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018	Change
	(in thousands)
Current income tax:
Federal	$11,308	$(1,473)	$12,781
Foreign	—	—	—
Subtotal	11,308	(1,473)	12,781
Federal income tax on net capital gains	(1,139)	1,562	(2,701)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$10,169	$89	$10,080

Deferred tax assets:
Ordinary
Future policyholder benefits	$43,098	$45,672	$(2,574)
Investments	56,169	27,735	28,434
Deferred acquisition costs	28,013	29,010	(997)
Policyholder dividends accrual	26,283	24,448	1,835
Fixed assets	—	—	—
Compensation and benefits accrual	3,591	3,901	(310)
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	1,136	2,272	(1,136)
Other (including items <5% of total ordinary tax assets)	6,579	5,144	1,435
Subtotal	164,869	138,182	26,687
Non-admitted	42,390	23,269	19,121
Admitted ordinary deferred tax assets	$122,479	$114,913	$7,566

Capital:
Investments	$3,701	$4,782	$(1,081)
Net capital loss carryforward		—	—
Other (including items <5% of total capital tax assets)	2,534	2,018	516
Subtotal	6,235	6,800	(565)
Non-admitted	—	6,800	(6,800)
Admitted capital deferred tax assets	6,235	—	6,235
Admitted deferred tax assets	$128,714	$114,913	$13,801

Deferred tax liabilities:
Ordinary
Investments	$42,075	$25,125	$16,950
Fixed assets	2,259	1,050	1,209
Policyholder reserves	22,146	25,857	(3,711)
Other (including items <5% of total ordinary tax liabilities)	5,543	5,544	(1)
Subtotal	72,023	57,576	14,447

Capital:
Investments	237	—	237
Other (including items <5% of total ordinary tax liabilities)	82	—	82
Subtotal	319	—	319
Deferred tax liabilities	72,342	57,576	14,766
Net admitted deferred tax assets (liabilities)	$56,372	$57,337	$(965)

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2019
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$(4,482)	$(941)	21.0%
Interest maintenance reserve	105	22	(0.5%)
Dividends received deduction	(7,250)	(1,523)	34.0%
Return to provision	—	—	—%
Change in non-admitted assets	(4,293)	(902)	20.1%
Rate change	—	—	—%
Other, including prior year true-up	(998)	(210)	4.7%
Total statutory income tax	$(16,918)	$(3,553)	79.3%

Federal income taxes incurred		$13,891	(309.9%)
Tax on capital gains/(losses)		(1,139)	25.4%
Prior year overaccrual/(underaccrual)		(2,583)	57.6%
Change in net deferred income tax expense/(benefit)		(13,722)	306.2%
Total statutory income tax		$(3,553)	79.3%

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2019	2018
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	1,136	2,272

As a result of The Tax Cuts and Jobs Act (the “TCJA”), the alternative minimum tax (“AMT”) is repealed and related credits will be fully refundable by 2021.

The Company has no income tax expense for 2017, 2018 and 2019 that is available for recoupment in the event of future net capital losses.

There was no aggregate amount of deposits reported as admitted assets under Section 6603 of the Internal Revenue Code as of December 31, 2019 or 2018.

The Company is subject to U.S. federal income tax examinations by tax authorities for years 2015 and after. The Company does not anticipate any material assessments or adjustments to the Company’s liability resulting from the tax examinations of prior open year periods.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2019, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company is included in the consolidated federal income tax return of The Nassau Companies, NCNY and its subsidiaries. The following companies were included in the consolidated federal income tax return for 2019, effective March 31, 2019:

The Nassau Companies
The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
Phoenix Founders, Inc.

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

The TCJA provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company is eligible to join as members of an “Aggregate Group” within the meaning of the IRC and the Aggregate Group’s base erosion payments are less than 3% of the Aggregate Group’s total deductions for the years ended December 31, 2019 and 2018. Accordingly, the BEAT liability was $0 for the years ended December 31, 2019 and 2018.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018
	(in thousands)
Gross AMT credit recognized as:
Current year recoverable	$1,135,752	$2,271,504
Deferred tax asset	1,135,752	2,271,504
Beginning balance of AMT credit carryforward	2,271,504	4,543,008
Amounts recovered	1,135,752	2,271,504
Adjustments	—	—
Ending balance of AMT credit	$1,135,752	$2,271,504

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $93.1 million and $88.1 million for the years ended December 31, 2019 and 2018, respectively. The amounts payable to NCNY were $5.2 million and $6.2 million as of December 31, 2019 and 2018, respectively.

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and Nassau Life and Annuity Company (“NLA”). Commissions paid by the Company on behalf of PHL were $3.3 million and $3.7 million for the years ended December 31, 2019 and 2018, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2019 and 2018.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $44.6 million and $54.0 million for the years ended December 31, 2019 and 2018, respectively. Commissions paid by the Company on behalf of NLA were $28.2 million for the year ended December 31, 2019. The Company had amounts receivable from PHL and NLA of $1.1 million and $3.7 million as of December 31, 2019, respectively. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.2 million and $17.5 million as of December 31, 2019 and 2018, respectively. Amounts receivable from NAMCO were $0.1 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.

The Company has investments in various classes of notes of Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd., Nassau 2019-I Ltd., Nassau 2019-II Ltd. and Nassau 2019-III Ltd. (the “Nassau CLOs”) totaling $87.0 million par with a fair value of $54.7 million and $52.1 million par with a fair value of $48.0 million at December 31, 2019 and 2018, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

In September 2019, the Company sold certain of its limited partnership and other invested assets to Nassau CFO Fund, LLC (“Nassau CFO”), a collateralized fund obligation managed by an affiliate. The Company received cash and certain equity interests in Nassau CFO as consideration with no gain or loss recognized on the sale. The Company invested in Class B Notes issued by Nassau CFO which have a par and fair value of $14.9 million at December 31, 2019 and recognized $0.4 million of net investment income for the year ended December 31, 2019. The Company’s equity investment in Nassau CFO was $97.4 million at December 31, 2019 and the Company recorded net investment income from Nassau CFO of $17.0 million for the year ended December 31, 2019.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $5.2 million and $16.2 million as of December 31, 2019 and 2018, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0 and $0.1 million as of December 31, 2019 and 2018, respectively. The Company did not charge for these services.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2019, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.
New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation.Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2019 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$18,925	$4,611	$23,536
Preferred stock	—	—	9,370	9,370
Common stock [1]	96	2,297	54,825	57,218
Subtotal	96	21,222	68,806	90,124

Derivative assets.	—	6,843	—	6,843
Separate account assets	1,053,184	7,184	—	1,060,368
Total assets at fair value	$1,053,280	$35,249	$68,806	$1,157,335
____________________

[1]	Includes $2,297 thousand Class A Membership FHLB common stock.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2019	2018
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$70,097	$58,688
Purchases	12,905	4,957
Sales	(3,977)	(4,970)
Settlements	—	(107)
Transfers into Level 3	5,862	19,960
Transfers out of Level 3	(16,957)	(9,728)
Realized gains (losses)	(3,561)	(1,661)
Unrealized gains (losses)	4,437	2,958
Balance, end of period	$68,806	$70,097

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2019 and 2018 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2019 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2018 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2019 and 2018.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2019 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,518,735	$7,015,955	$—	$5,088,218	$2,430,517	$—
Preferred stock	104,983	95,933	—	65,203	39,780	—
Common stock	57,218	57,218	96	2,297	54,825	—
Mortgage loans	406,978	400,498	—	—	406,978	—
Surplus debentures & capcos	15,000	13,062	—	3,872	11,128	—
Cash, cash equivalents & short terms	100,651	100,651	100,651	—	—	—
Derivatives	6,843	—	—	6,843	—	—
Separate account assets	1,060,368	1,060,368	1,053,184	7,184	—	—
Total financial instruments	$9,270,776	$8,743,685	$1,153,931	$5,173,617	$2,943,228	$—

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2019 and 2018, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2019 and 2018 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2019, the remaining commitments total $5.5 million.

The Company has an outstanding commitment to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. The commitment currently expires on January 5, 2021. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2019, $42.0 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2019, the Company had unfunded commitments of $80.2 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2019, the Company had open commitments of $39.6 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2019 and 2018, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2019	2018	2019	2018
	(in thousands)
Swaps	$75,000	$75,000	$—	$—
Total	$75,000	$75,000	$—	$—

____________________

* Notional amount

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2019, the Company held $(4.8) million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2019 and 2018 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2019 and through April 24, 2020, the date of issuance of these financial statements. Subsequent events requiring additional disclosure are as follows:

The Company is continuously monitoring the market and economic turbulence arising from COVID-19. It is too early for the Company to assess the impact of the pandemic on policyholder behavior and underwriting risks and the mid-to-long-term impact on the Company’s investments. In light of the uncertainty as to the length or severity of this pandemic, the Company cannot reasonably estimate the full impact of the pandemic on its operations and financial statements at this time, although it could be material.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018

			Amount shown
	Amortized	Fair	in the
December 31, 2019	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$262,584	$280,053	$262,584
States, municipalities and political subdivisions	935,812	1,005,254	935,812
Foreign governments	58,433	66,756	58,433
All other corporate bonds [1]	5,743,826	6,153,216	5,759,126
Redeemable preferred stock	997	3,225	997
Total fixed maturities	7,001,652	7,508,504	7,016,952
Equity securities:
Common stock:
Industrial, miscellaneous and all other	57,218	57,218	57,218
Nonredeemable preferred stock	94,936	101,758	94,936
Total equity securities	152,154	158,976	152,154
Mortgage loans	400,498	406,978	400,498
Real estate, at depreciated cost	30,859	XXX	30,859
Contract loans	2,333,929	XXX	2,333,929
Other invested assets [2]	349,537	351,476	344,563
Cash and short-term investments	100,651	100,651	100,651
Receivables for securities	2,620	XXX	2,620
Total cash and invested assets	$10,371,900		$10,382,226

____________________

[1]	Amortized cost and fair value amounts exclude $15,300 and $13,455, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $4,974 of non-admitted other invested assets.

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplemental Schedule Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585

____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2019 and 2018

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2019:
Insurance Segment	$9,505,067	$131,144	$249,857	$554,889	$464,277	$121,789

2018:
Insurance Segment	$9,772,208	$136,826	$251,976	$588,147	$423,210	$95,242

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2019 and 2018

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2019	$26,530,737	$10,311,574	$2,955,890	$19,175,053	15%
2018	28,458,804	13,360,421	2,927,687	18,026,070	16%

Life insurance premiums:
2019	$359,486	$139,756	$30,127	$249,857	12%
2018	367,246	147,155	31,885	251,976	13%

See accompanying independent auditors’ report.

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2018 and 2017

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-41

Supplemental Schedules:

Summary of Investments - Other than Investments in Related Parties	42-43

Supplementary Insurance Information	44

Supplementary Schedule - Reinsurance	45

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 29, 2019, except for the Supplemental Schedules, as to which the date is July 8, 2020

2

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2018	2017
	(in thousands)
Assets:
Bonds	$7,212,940	$7,417,789
Contract loans	2,326,802	2,337,222
Real estate, at depreciated cost	30,232	30,916
Preferred stock	125,947	124,890
Common stock	58,649	49,416
Mortgage loans	268,735	90,939
Cash and short-term investments	56,891	356,007
Other invested assets	614,915	611,112
Receivables for securities	7,474	6,999
Total cash and invested assets	10,702,585	11,025,290
Deferred and uncollected premiums	68,807	72,326
Due and accrued investment income	145,362	147,447
Reinsurance recoverables	7,214	20,659
Deferred tax asset	57,337	58,828
Receivables from affiliates	22,164	17,081
Other assets	13,994	15,315
Separate account assets	942,308	1,121,235
Total assets	$11,959,771	$12,478,181

Liabilities:
Reserves for future policy benefits	$9,191,720	$9,451,010
Policyholders’ funds	462,047	464,270
Dividends to policyholders	118,441	122,925
Policy benefits in course of settlement	136,826	157,267
Amounts payable on reinsurance.	26,542	14,744
Accrued expenses and general liabilities	62,182	125,464
Current federal and foreign income tax	16,343	51,916
Reinsurance funds withheld liability	232,124	244,968
Interest maintenance reserve (“IMR”)	100,121	115,149
Transfers to separate account due and accrued	(821)	(1,183)
Asset valuation reserve (“AVR”)	157,027	161,170
Separate account liabilities	942,308	1,121,235
Total liabilities	11,444,860	12,028,935

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,286	126,260
Special surplus funds	2,500	2,500
Unassigned surplus	147,327	81,688
Total surplus	514,911	449,246
Total liabilities, capital and surplus	$11,959,771	$12,478,181

The accompanying notes are an integral part of these financial statements.

3

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Income:
Premium and annuity considerations	$251,976	$296,611
Net investment income	588,147	625,172
Commissions and expense allowances on reinsurance ceded	13,191	13,385
Reserve adjustments on reinsurance ceded	(254,682)	(247,110)
Fees associated with separate account and other miscellaneous income	90,894	103,332
Total income	689,526	791,390

Current and future benefits:
Death benefits	442,092	398,007
Disability and health benefits	4,215	3,528
Annuity benefits and matured endowments	13,340	15,247
Surrender benefits	259,836	319,365
Interest on policy or contract funds	13,285	11,929
Settlement option payments	10,032	10,298
Net transfers to (from) separate accounts, net of reinsurance	(59,976)	(69,360)
Change in reserves for future policy benefits and policyholders’ funds	(259,614)	(220,500)
Total current and future benefits	423,210	468,514

Operating expenses:
Direct commissions	3,840	4,444
Commissions and expense allowances on reinsurance assumed	1,958	3,062
Premium, payroll and miscellaneous taxes	8,744	8,639
Other operating expenses	80,700	151,049
Total operating expenses	95,242	167,194
Net gain (loss) from operations before dividends and federal income taxes	171,074	155,682
Dividends to policyholders	77,321	79,305
Net gain from operations after dividends and before federal income taxes	93,753	76,377
Federal and foreign income tax expense (benefit)	(1,473)	14,244
Net gain from operations before realized capital gains (losses)	95,226	62,133
Realized capital gains/(losses), net of income taxes and IMR	(992)	6,253
Net income/(loss)	94,234	68,386

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	24,872	2,752
Change in deferred income taxes	(17,766)	(92,394)
Change in non-admitted assets	23,917	110,872
Change in asset valuation reserve	4,143	(8,272)
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(20,000)
Other surplus changes, net	(3,761)	(5,292)
Net increase (decrease) in capital and surplus	65,665	56,078
Capital and surplus, beginning of year	449,246	393,168
Capital and surplus, end of year	$514,911	$449,246

The accompanying notes are an integral part of these financial statements.

4

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Cash Flows

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Cash provided by (used for) operations:
Premiums	$331,153	$387,217
Investment and other income	578,759	618,109
Claims and benefits	(935,424)	(926,695)
Dividends paid	(121,840)	(132,066)
Commissions and other expenses	(137,536)	(157,842)
Net transfers from separate accounts	60,168	70,522
Federal income taxes recovered (paid)	(35,663)	(85)
Net cash provided by (used for) operations	(260,383)	(140,840)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,332,418	3,088,320
Proceeds from sales, maturities and repayments of stocks	42,467	43,144
Proceeds from sales, maturities and repayments of other invested assets	100,771	102,611
Proceeds from sales, maturities and repayments of other investments	2,197	492
Cost of bonds acquired	(1,146,988)	(2,778,370)
Cost of stocks acquired	(42,257)	(24,929)
Cost of mortgage loans acquired	(181,174)	(91,305)
Cost of other invested assets acquired	(80,027)	(85,353)
Cost of other investments acquired	(1,739)	(3,027)
Net decrease (increase) in contract loans	10,420	(5,039)
Net cash provided by (used for) investments	36,088	246,544

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(11,111)	(17,546)
Dividends to stockholder	(60,000)	(20,000)
Other cash provided (applied)	(3,710)	53,477
Net cash provided by (used for) financing and miscellaneous uses	(74,821)	15,931
Net increase (decrease) in cash and short-term investments	(299,116)	121,635
Cash and short-term investments, beginning of year	356,007	234,372
Cash and short-term investments, end of year	$56,891	$356,007

The accompanying notes are an integral part of these financial statements.

5

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York (“NCNY” or the “Parent”). The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the New York Department of Financial Services (the “NYDFS”).

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of NCNY after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the NYDFS. Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of our whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies

Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.
●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

6

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.
●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.
●	Under STAT, for individual participating life policies, premiums are recognized when due. For universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Under U.S. GAAP, premiums are recognized for participating life insurance products and other life insurance products as revenue when due from policyholders. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.
●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.
●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.
●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2018 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Parent company liquidity

NCNY serves as the holding company for NNY and does not have any significant operations of its own. As of December 31, 2018 and 2017, liquidity (cash, short-term investments, available-for-sale debt securities and other near-cash assets, net of contributions payable to subsidiaries and certain other holding company obligations) totaled $93.5 million and $110.4 million, respectively. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2018, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Company from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY could pay a dividend of $95.2 million in 2019. During the year ended December 31, 2018, NNY declared and paid $60.0 million, in dividends to the Company.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

8

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the scientific method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the scientific method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

9

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge the interest rate risks or the so-called “rho” greek risk exposure (referring to the sensitivity of the fair value of assets and liabilities to changes in interest rates) associated with certain annuity products. These hedges are conducted pursuant to its approved Derivatives Use Plan (“DUP”).

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company has no derivative contracts with financing premiums.

The unrealized gain/(loss) during the period representing equity index options was $0 and $3.2 million as of December 31, 2018 and 2017, respectively.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

10

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.3 million and $0.2 million due and accrued investment income non-admitted at December 31, 2018 and 2017, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2018 and 2017 were $44.7 million and $68.6 million, respectively. Changes for the years ended December 31, 2018 and 2017 were decreases of $23.9 million and $110.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

11

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2018 and 2017, the Company paid cash dividends of $60.0 million and $20.0 million, respectively, to its parent, Nassau.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. An insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend out of §4207(a)(2), an ordinary dividend may still be payable under §4207(a)(3) of the New York Insurance Law. Under §4207(a)(3), a dividend can be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on these calculation, for 2019, the Company can pay dividends of $95.2 million if allowed by the NYDFS.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

12

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $8.4 million and $38.9 million for 2018 and 2017, respectively. The decrease in 2018 was due to higher pension contributions made in 2017.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $0.8 million and $1.3 million for 2018 and 2017, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had a net benefit of $18.6 million and a net expense of $0.3 million for 2018 and 2017, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2018.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $97.8 million and $89.8 million as of December 31, 2018 and 2017, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

13

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Inception Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2018 and 2017:

●	$79.7 million and $24.7 million of non-cash investment exchanges as of December 31, 2018 and 2017, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

14

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

15

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2017 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$51,096	$1,635	$(195)	$52,536
All other governments	85,583	7,863	(15)	93,431
States, territories and possessions	40,279	4,372	—	44,651
Political subdivisions of states, territories
and possessions	76,767	6,212	(317)	82,662
Special revenue	405,636	36,097	(781)	440,952
Industrial and miscellaneous (unaffiliated)	4,808,975	301,016	(25,367)	5,084,624
Parent, subsidiaries and affiliates	13,331	1,121	(348)	14,104
Hybrid securities	159,833	2,742	(3,492)	159,083
Mortgage-backed and asset-backed securities	1,776,289	37,353	(7,093)	1,806,549
Total bonds	$7,417,789	$398,411	$(37,608)	$7,778,592

Preferred stock	$124,890	$5,671	$—	$130,561
Common stock	$49,416	$—	$—	$49,416

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2018 and 2017.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parent, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

16

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The Company reported $19.6 million and $12.4 million of gross unrealized gains and $2.0 million and $3.2 million of gross unrealized losses related to common stock for the periods ended December 31, 2018 and 2017, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $2.5 million with unrealized losses of $1.5 million.

At December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $10.7 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2017 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$2,962	$(41)	$4,522	$(154)	$7,484	$(195)
All other governments	1,985	(15)	1,000	—	2,985	(15)
States, territories and possessions	—	—	—	—	—	—
Political subdivisions	2,465	(14)	5,944	(303)	8,409	(317)
Special revenue	13,148	(49)	15,927	(732)	29,075	(781)
Industrial and miscellaneous (unaffiliated)	239,872	(8,422)	198,295	(16,945)	438,167	(25,367)
Parents, subsidiaries and affiliates	6,288	(348)	—	—	6,288	(348)
Hybrid securities	50,561	(830)	32,138	(2,662)	82,699	(3,492)
Mortgage-backed and asset-backed securities	397,801	(2,882)	205,274	(4,211)	603,075	(7,093)
Total bonds	$715,082	$(12,601)	$463,100	$(25,007)	$1,178,182	$(37,608)
Number of positions at unrealized loss		260		143		403

Preferred stock	$—	$—	$—	$—	$—	$—

For the period ended December 31, 2017, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.4 million. The Company had $9.6 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $2.8 million.

For the period ended December 31, 2017, there are 26 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $8.8 million.

17

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2017, available-for-sale securities in an unrealized loss position for over 12 months consisted of 143 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2018 by maturity are shown below.

	Carrying	Fair
	Value	Value
	(in thousands)
Due in one year or less.	$344,026	$348,271
Due after one year through five years	1,421,544	1,438,389
Due after five years through ten years	2,602,359	2,559,455
Due after ten years	2,845,011	2,828,593
Total	$7,212,940	$7,174,708

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $7.4 million and $24.0 million as of December 31, 2018 and 2017, respectively. OTTIs were $11.4 million and $16.2 million in 2018 and 2017, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2018, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

18

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2018	2017
	(in thousands)
Real estate	$30,232	$30,916
Total real estate	$30,232	$30,916

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2018 and 2017, the Company had $268.7 million and $90.9 million, respectively, in mortgage loans. The allowance for loans at December 31, 2018 was $0.5 million. There was no allowance for loan losses at December 31, 2017.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2018	2017
	(in millions)
Industrial	$13.5	$13.8
Multifamily	53.9	29.7
Office	58.4	15.8
Retail	58.4	20.4
Self-storage	11.0	11.2
Warehouse	53.2	—
Other	20.8	—
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2018	2017
	(in millions)
East North Central	$37.1	$15.1
Middle Atlantic	10.2	—
Mountain	37.1	7.5
New England	3.2	—
Pacific	83.2	23.4
South Atlantic	51.4	34.4
West North Central	6.2	—
West South Central	40.8	10.5
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

19

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The Company held $84.9 million CM1 loans and $6.0 million CM2 loans as of December 31, 2017. All loans held at December 31, 2018 were issued during 2017 or 2018 and therefore have limited history. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2018 was 75%. As of December 31, 2018, all loans were current.

During 2018, the minimum and maximum lending rates for mortgage loans were 4.0% and 6.0% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2018.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2018	2017
	(in thousands)
Private equity	$265,511	$272,230
Mezzanine partnerships	148,320	163,503
Infrastructure funds	27,611	30,383
Hedge funds	6,980	7,775
Leverage leases	—	1,875
Mortgage and real estate	898	2,482
Direct equity	141,727	117,204
Credit funds	8,432	—
Other alternative assets	15,436	15,660
Total other invested assets	$614,915	$611,112

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $152.3 million and $206.6 million as of December 31, 2018 and 2017, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2018	2017
	(in thousands)
Swaps:
Notional amount	$75,000	$—
Fair value	$1,951	$—
Carrying value	$—	$—

20

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral pledged as collateral. Restricted assets were $8.0 million and $5.3 million as of December 31, 2018 and 2017, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $598.0 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made,5% of its admitted assets as shown by its last sworn statement to the superintendent. In 2018, the Company did not conduct business activity (borrowing) with the FHLB and did not pledge any assets to the FHLB. The Company owned $3.4 million of FHLB capital stock as of December 31, 2018, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
	Current	Prior	Current	Prior	Current	Prior
Investment	Year	Year	Year	Year	Year	Year
	(in thousands)
(1) Bonds - Amortized Cost	30	20	$13,676	$8,675	$13,205	$7,434
(2) Loan-backed and structured
securities - Amortized Cost	—	3	—	53	—	43
(3) Preferred Stock - Amortized Cost	—	—	—	—	—	—
(4) Preferred Stock - Fair Value	—	—	—	—	—	—
(5) Total (1+2+3+4)	30	23	$13,676	$8,728	$13,205	$7,477

21

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2018, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were Burlington Northern & Santa Fe, Wells Fargo Bank NA, AT&T Inc., Verizon Communications Inc. and Walgreens. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Bonds	$348,400	$358,172
Contract loans	175,413	175,797
Cash and short-term investments	588	2,004
Real estate, net of expenses	1,312	1,222
Preferred stock	7,496	9,078
Common stock	18	921
Mortgage loans	8,714	1,184
Other invested assets	59,449	87,261
Derivative instruments.	423	—
Miscellaneous income	1,968	1,422
Amortization of interest maintenance reserve ("IMR")	14,478	13,813
Less:
Interest expense	9,086	9,086
Other investment expenses	21,026	16,616
Net investment income	588,147	625,172

For the year ended December 31, 2018, the Company had 34 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $4.8 million.

22

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2018	2017	2018	2017
	(in thousands)
Bonds	$2,054	$29,056	$(1,252)	$822
Preferred stock	364	(454)	(2,474)	(184)
Common stock	(235)	1,820	8,413	1,449
Mortgage loans	(540)	—	—	—
Other invested assets	(63)	(1,660)	26,851	(1,290)
Derivative instruments	—	(4,108)	—	3,173
Foreign exchange	(370)	(195)	(54)	264
Miscellaneous	(640)	(135)	—	—
	570	24,324	31,484	4,234
Income tax benefit (expense)	(1,562)	(18,071)	(6,612)	(1,482)
Net capital gains (losses)	$(992)	$6,253	$24,872	$2,752

Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0. Realized losses for 2017 include impairments of $16.2 million, including impairments on bonds of $10.1 million, common stock of $4.1 million, preferred stock of $0.4 million and other invested assets of $1.6 million.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Proceeds from sales	$1,454,353	$3,152,621
Gross gains on sales	21,989	115,961
Gross losses on sales	25,652	19,352

5. Investments in Affiliates

In 2018, The Company formed an investment subsidiary, Nassau 2018 CFO Fund, LLC. The Company uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of the subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2018 and 2017.

23

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2018	2017
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,532	$1,906
1941 CSO, 2.25% to 4.0%	100,855	112,278
1958 CSO, 2.0% to 6.0%	1,541,961	1,621,301
1980 CSO, <4.5% to 6.0%	2,964,819	3,070,302
1980 CSO Select, 4.5%.	38,718	39,383
1980 CSO, 3.5% to 4.5%	4,444,192	4,493,999
2001 CSO 4.0% to 4.25%	56,642	53,483
Various	18,384	23,794
Total life insurance	$9,167,103	$9,416,446

Annuities	218,710	229,399

Claim and loss liabilities:
Disability	31,496	34,829
Accident and health.	35,621	38,952
Total claim and loss liabilities	67,117	73,781
Subtotal	9,452,930	9,719,626
Supplementary contracts with life contingencies	83,999	83,665
All other	7,382	13,536
Total before reinsurance ceded	9,544,311	9,816,827
Less: Reinsurance ceded	352,591	365,817
Reserves for future policy benefits	$9,191,720	$9,451,010

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2018 and 2017 for which the net premium exceeded the gross premium was $0.8 billion and $0.9 billion, respectively. As of December 31, 2018 and 2017, the Company carried an associated premium deficiency reserve of $4.3 million and $5.1 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

24

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2018		2017
	(in thousands)	% of total	(in thousands)	% of total
Subject to discretionary withdrawal - with market value adjustment:
- with market value adjustment	$23,828	2%	$25,711	2%
- at book value less surrender charge of 5% or more	14	—%	—	—%
- at market value	295,527	28%	366,186	32%
Subtotal	319,369	30%	391,897	34%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	615,585	57%	624,573	54%
Not subject to discretionary withdrawal	137,334	13%	145,343	12%
Total annuity actuarial reserves and deposit fund liabilities	1,072,288	100%	1,161,813	100%
Less: Reinsurance ceded	9,547		9,819
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance	$1,062,741		$1,151,994

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $0.6 million and $2.4 million as of December 31, 2018 and 2017, respectively, and are included in accrued expenses and general liabilities.

Reinsurance agreements with affiliates

PHL has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $76.5 million and $75.5 million at December 31, 2018 and 2017, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce GEO corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company, and PHL will receive the economic risks and rewards related to the assumed business through MODCO adjustments. PHL, having the right of offset, has offset the MODCO asset and liability.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

25

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2018	2017
	(in thousands)
Direct premiums and annuity considerations	$367,246	$399,472
Reinsurance assumed - non-affiliate	8,848	9,072
Reinsurance assumed - affiliate	23,037	44,953
Reinsurance ceded - non-affiliate	(140,863)	(150,056)
Reinsurance ceded - affiliate	(6,292)	(6,830)
Net premiums and annuity considerations	$251,976	$296,611

Direct commission s and expense allowance.	$3,840	$4,444
Reinsurance assumed - non-affiliate	324	595
Reinsurance assumed - affiliate	1,634	2,467
Reinsurance ceded - non-affiliate	(5,791)	(6,327)
Reinsurance ceded - affiliate	(7,400)	(7,058)
Net commissions and expense allowance	$(7,393)	$(5,879)

Direct policy and contract claims incurred	$655,434	$610,978
Reinsurance assumed - non-affiliate	81,154	65,405
Reinsurance assumed - affiliate	14,551	3,616
Reinsurance ceded - non affiliate	(232,163)	(201,725)
Reinsurance ceded - affiliate	(59,329)	(51,194)
Net policy and contract claims incurred	$459,647	$427,080

Direct policy and contract claims payable.	$122,898	$117,623
Reinsurance assumed - non-affiliate	47,152	64,817
Reinsurance assumed - affiliate	163	276
Reinsurance ceded - non-affiliate	(33,387)	(25,449)
Net policy and contract claims payable	$136,826	$157,267

Direct life insurance in force	$28,458,804	$30,497,149
Reinsurance assumed	2,927,687	2,945,450
Reinsurance ceded	(13,360,421)	(14,202,841)
Net insurance in force	$18,026,070	$19,239,758

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $17.0 million and $17.5 million for the years ended December 31, 2018 and 2017, respectively.

26

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $21.7 million as of December 31, 2017. As of December 31, 2018, $4.1 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $19.1 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $1.4 million of unfavorable prior year development since December 31, 2017. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.3 million and $1.6 million in 2018 and 2017, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.8 million as of December 31, 2018, payable as follows: 2019 - $0.6 million; 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million and 2023 - $0.6 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2018 and 2017 was $76.9 million and $77.0 million, respectively. EDP accumulated depreciation as of December 31, 2018 and 2017 was $69.6 million and $66.0 million, respectively. Depreciation for the year ended December 31, 2018 and 2017 was $3.7 million and $4.6 million, respectively. EDP equipment and software are depreciated over 3 to 5 years, using straight-line and accelerated methods. Non-admitted EDP equipment totaled $7.3 million and $11.0 million as of December 31, 2018 and 2017, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2018 and 2017 was $6.5 million and $7.6 million, respectively. Accumulated depreciation as of December 31, 2018 and 2017 was $5.9 million and $6.8 million, respectively. Depreciation for the years ended December 31, 2018 and 2017 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.6 million and $0.8 million as of December 31, 2018 and 2017, respectively.

Depreciation or amortization periods are generally 7 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$—	$—
Ordinary renewal	68,799	68,807
Total	$68,799	$68,807

27

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2017 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$1	$1
Ordinary renewal	72,285	72,325
Total	$72,286	$72,326

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2018 and 2017, the Company separate account statement included legally insulated assets of $942.3 million and $1,121.2 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2018, the general account of the Company had a maximum guarantee for separate account liabilities of $3.3 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.6 million and $0.6 million for the years ended December 31, 2018 and 2017, respectively. The general account paid $0.6 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2018 and 2017, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $941.5 million and $1,120.1 million as of December 31, 2018 and 2017, respectively. Separate account premiums and other considerations received were $35.8 million and $37.9 million for the years ended December 31, 2018 and 2017, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $68.4 million and $83.1 million for the years ended December 31, 2018 and 2017, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

28

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2018	2017
	(in thousands)
Transfers to separate accounts	$35,799	$37,928
Transfers from separate accounts	(95,775)	(107,314)
Other	—	26
Net transfers from separate account	(59,976)	(69,360)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(59,976)	$(69,360)

12. Federal Income Taxes

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (“the Act”), which established new laws including, but not limited to, reduction in the federal income tax rate for corporations from 35% to 21%. In 2017, the Company was required to recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period the tax rate change was enacted. Accordingly, the enacted reduction in the U.S. Federal corporate income tax rate resulted in a one-time charge of approximately $71 million for the year ended December 31, 2017. For the year ended December 31, 2018, residual rate reduction adjustments of approximately $2 million were recorded, which were attributable to provision-to-return adjustments related to 2017.

For Statutory accounting purposes, the NAIC adopted INT 18-01, which generally adopted the guidance put forth by the SEC in Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”). SAB 118 directed taxpayers to consider the impact of the U.S. legislation as “provisional” when it did not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. In accordance with SAB 118 and INT 18-01, the Company recorded provisional estimates in its 2017 financial statements associated with tax reserves and the Alternative Minimum Tax Credit (“AMT”), which represented its best estimate based on interpretation of the U.S. legislation at the time. During 2018, the Company subsequently accumulated refined data to finalize the underlying calculations, and the U.S Treasury issued further guidance on the application of certain provisions of the legislation.

As a result, in accordance with SAB 118 and INT-18-01, the adjustment of $127 million to tax reserves as of December 31, 2017 and the reclassification of available refundable AMT credits to current taxes receivable of $2 million pursuant to recently issued guidance is considered final and represents updates to the provisional estimated recorded in 2017.

The Act also provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company believes any BEAT liability is not material for the year ended December 31, 2018.

29

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2018			December 31, 2017			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$138,182	$6,800	$144,982	$122,613	$7,414	$130,027	$15,569	$(614)	$14,955
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	138,182	6,800	144,982	122,613	7,414	130,027	15,569	(614)	14,955
Less: Deferred tax assets non-admitted	23,269	6,800	30,069	44,042	7,414	51,456	(20,773)	(614)	(21,387)
Subtotal net admitted deferred tax assets	114,913	—	114,913	78,571	—	78,571	36,342	—	36,342
Less: Deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Net deferred tax assets	$57,337	$—	$57,337	$58,828	$—	$58,828	$(1,491)	$—	$(1,491)

	December 31, 2018			December 31, 2017				Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	57,337	—	57,337	58,828	—	58,828	(1,491)	—	(1,491)
1) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	57,337	—	57,337	61,912	—	61,912	(4,575)	—	(4,575)
2) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	68,636	XXX	XXX	58,828	XXX	XXX	9,808
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Deferred tax assets admitted as the result of application of SSAP 101	$114,913	$—	$114,913	$78,571	$—	$78,571	$36,342	$—	$36,342

	2018	2017
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	821%	862%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$672,811	$611,888

	December 31, 2018		December 31, 2017		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$138,182	$6,800	$122,613	$7,414	$15,569	$(614)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$114,913	$—	$78,571	$—	$36,342	$—
% of total net admitted adjusted gross DTAs	—%	—%	—%	—%	—%	—%

Management believes the Company will be able to utilize the DTA in the future without any tax planning strategies.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

30

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2018 and 2017 were as follows:

	2018	2017	Change
	(in thousands)
Current income tax:
Federal	$(1,473)	$14,244	$(15,717)
Foreign	—	—	—
Subtotal	(1,473)	14,244	(15,717)
Federal income tax on net capital gains	1,562	18,072	(16,510)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$89	$32,316	$(32,227)

Deferred tax assets:
Ordinary
Future policyholder benefits	$45,672	$20,138	$25,534
Investments	27,735	31,476	(3,741)
Deferred acquisition costs	29,010	31,552	(2,542)
Policyholder dividends accrual	24,448	24,696	(248)
Fixed assets	—	2,646	(2,646)
Compensation and benefits accrual	3,901	2,382	1,519
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	2,272	4,543	(2,271)
Other (including items <5% of total ordinary tax assets)	5,144	5,180	(36)
Subtotal	138,182	122,613	15,569
Non-admitted	23,269	44,042	(20,773)
Admitted ordinary deferred tax assets	$114,913	$78,571	$36,342

Capital:
Investments	$4,782	$4,912	$(130)
Net capital loss carryforward	—	—	—
Other (including items <5% of total capital tax assets)	2,018	2,502	(484)
Subtotal	6,800	7,414	(614)
Non-admitted	6,800	7,414	(614)
Admitted capital deferred tax assets	—	—	—
Admitted deferred tax assets	$114,913	$78,571	$36,342

Deferred tax liabilities:
Ordinary
Investments	$25,125	$19,743	$5,382
Fixed assets	1,050	—	1,050
Policyholder reserves	25,857	—	25,857
Other (including items <5% of total ordinary tax liabilities)	5,544	—	5,544
Subtotal	57,576	19,743	37,833

Capital:
Investments	—	—	—
Deferred tax liabilities	57,576	19,743	37,833
Net admitted deferred tax assets (liabilities)	$57,337	$58,828	$(1,491)

31

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

	December 31, 2017
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$100,702	$35,246	35.0%
Interest maintenance reserve	52,977	18,542	18.4%
Dividends received deduction	(8,013)	(2,805)	(2.8%)
Return to provision	(402)	(141)	(0.1%)
Change in non-admitted assets	10,826	3,789	3.8%
Rate change	201,411	70,494	70.0%
Other, including prior year true-up	(1,189)	(416)	(0.4%)
Total statutory income tax	$356,312	$124,709	123.8%

Federal income taxes incurred		$4,205	4.2%
Tax on capital gains/(losses)		18,071	17.9%
Prior year overaccrual/(underaccrual)		10,039	10.0%
Change in net deferred income tax expense/(benefit)		92,394	91.7%
Total statutory income tax		$124,709	123.8%
32

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2018	2017
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	2,272	4,543

The alternative minimum tax credit carryforwards do not expire.

The Company has no income tax expense for 2016, 2017 and 2018 that are available for recoupment in the event of future net losses.

Deposits admitted under IRC 6603

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (“IRS”) Code as of December 31, 2018.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2018, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The following companies, except as noted, were included in the consolidated federal income tax return for 2017 and all or part of 2018:

The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
PHL Variable Insurance Company
Nassau Life and Annuity Company
Phoenix Founders, Inc.
1851 Securities, Inc.
American Phoenix Life and Reassurance Company -- Sold in 2017

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $88.1 million and $138.5 million for the years ended December 31, 2018 and 2017, respectively. The amounts payable to NCNY were $6.2 million and $1.2 million as of December 31, 2018 and 2017, respectively.

33

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $3.7 million and $4.8 million for the years ended December 31, 2018 and 2017, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2018 and 2017.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $54.0 million and $49.3 million for the years ended December 31, 2018 and 2017, respectively. Commissions paid by the Company on behalf of NLA were $0.3 million for the year ended December 31, 2018. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively. The Company had amounts receivable from PHL of $3.0 million as of December 31, 2017.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.5 million and $16.4 million as of December 31, 2018 and 2017, respectively. Amounts receivable from NAMCO were $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

The Company has investments in various classes of notes of Nassau 2017-I Ltd., Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd. and Nassau 2019-I Ltd. Warehouse (the “Nassau CLOs”) totaling $52.1 million par with a fair value of $48.0 million and $13.3 million par with a fair value of $13.1 million at December 31, 2018 and 2017, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $16.2 million and $15.3 million as of December 31, 2018 and 2017, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0.1 million and $0.6 million as of December 31, 2018 and 2017, respectively. The Company did not charge for these services.

The Company had other transactions with amounts due from PHL of $2.0 million as of December 31, 2018.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2018, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

34

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

35

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements and Disclosures. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation. Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock [1]	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015
____________________
[1]	Includes $3,412 thousand Class A Membership FHLB common stock.

36

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2017 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2017
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$—	$1,434	$1,434
Preferred stock	—	—	8,142	8,142
Common stock	304	—	49,112	49,416
Subtotal	304	—	58,688	58,992

Separate account assets	1,112,832	8,403	—	1,121,235
Total assets at fair value	$1,113,136	$8,403	$58,688	$1,180,227

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2018	2017
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$58,688	$65,144
Purchases	4,957	3,373
Sales	(4,970)	(8,440)
Settlements.	(107)	(4)
Transfers into Level 3	19,960	12,689
Transfers out of Level 3	(9,728)	(10,669)
Realized gains (losses)	(1,661)	(1,684)
Unrealized gains (losses)	2,958	(1,721)
Balance, end of period	$70,097	$58,688

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2018 and 2017 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2018 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2017 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2018 and 2017.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

37

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2017 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,778,592	$7,417,789	$—	$5,070,949	$2,707,643	$—
Preferred stock	130,561	124,890	—	78,662	51,899	—
Common stock	49,416	49,416	304	—	49,112	—
Mortgage loans	90,939	90,939	—	—	90,939	—
Surplus debentures & capcos	15,757	13,809	—	3,704	12,053	—
Cash, cash equivalents & short terms	356,007	356,007	211,350	144,657	—	—
Separate account assets	1,121,235	1,121,235	1,112,832	8,403	—	—
Total financial instruments	$9,542,507	$9,174,085	$1,324,486	$5,306,375	$2,911,646	$—

As of December 31, 2017, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2018 and 2017, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

38

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2018 and 2017 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2018, the remaining commitments total $8.9 million.

39

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

On January 5, 2015, the Company committed to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. These purchases were expected to be made over 24 months. On November 21, 2016, the agreement was amended to extend the purchase period to 36 months. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2018, $36.3 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2018, the Company had unfunded commitments of $152.3 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2018, the Company had open commitments of $43.5 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2018 and 2017, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2018	2017	2018	2017
	(in thousands)
Swaps	$75,000	$—	$—	$—
Total	$75,000	$—	$—	$—
____________________

*	Notional amount

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2018, the Company had posted $0.8 million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

40

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2018 and 2017 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2018 and through April 29, 2019, the date of issuance of these financial statements. There were no events occurring subsequent to the end of the year that merited recognition or disclosure in these financial statements.

41

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585
____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

42

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2017	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$95,812	$98,317	$95,812
States, municipalities and political subdivisions	930,083	975,699	930,083
Foreign governments	85,583	93,431	85,583
All other corporate bonds [1]	6,292,980	6,597,042	6,306,311
Total fixed maturities	7,404,458	7,764,489	7,417,789
Equity securities:
Common stock:
Industrial, miscellaneous and all other	49,416	49,416	49,416
Nonredeemable preferred stock	124,890	130,561	124,890
Total equity securities	174,306	179,977	174,306
Mortgage loans	90,939	90,939	90,939
Real estate, at depreciated cost	30,916	XXX	30,916
Contract loans	2,337,222	XXX	2,337,222
Other invested assets [2]	611,662	613,610	611,112
Cash and short-term investments	356,007	356,007	356,007
Receivables for securities	6,999	XXX	6,999
Total cash and invested assets	$11,012,509		$11,025,290
____________________

[1]	Amortized cost and fair value amounts exclude $13,331 and $14,103, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $550 of non-admitted other invested assets.

See accompanying independent auditors’ report.

43

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2018 and 2017

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2018:
Insurance Segment	$9,772,208	$136,826	251,976	$588,147	$423,210	$95,242

2017:
Insurance Segment	$10,038,205	$157,267	$296,611	$625,172	$468,514	$167,194

See accompanying independent auditors’ report.

44

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2018 and 2017

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2018	$28,458,804	$13,360,421	$2,927,687	$18,026,070	16%
2017	30,497,149	14,202,841	2,945,450	19,239,758	15%

Life insurance premiums:
2018	$367,246	$147,155	$31,885	$251,976	13%
2017	399,472	156,886	54,025	296,611	18%

See accompanying independent auditors’ report.

45

FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE
LIFE INSURANCE SEPARATE ACCOUNT B

LEVEL PREMIUM VARIABLE LIFE INSURANCE POLICIES

OFFERED BY

FORESTERS LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information May 1, 2020

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectuses for the individual variable life insurance policies offered by Foresters Life Insurance and Annuity Company through First Investors Life Level Premium Variable Life Insurance Separate Account B (“Separate Account B” or the “Separate Account”), which may be obtained at no cost by writing to Foresters Life Insurance and Annuity Company, Raritan Plaza 1, Edison, New Jersey 08837, by telephoning (800) 832-7783, or by visiting our website at www.foresters.com. Separate Account B currently funds three level premium variable life insurance policies called Insured Series Policy, with a prospectus dated May 1, 2020, ISP Choice-with four premium payment options (ISPC-10, ISPC-20, ISPC-65, ISP10 Express and ISPC-WL), with a prospectus dated May 1, 2020, and ISP Choice-with two premium payment options (ISPC-15 and ISPC-WL), with a prospectus dated May 1, 2020.

Unless otherwise noted, the terms used in this SAI have the same meanings as in each prospectus.

1

GENERAL DESCRIPTION

Foresters Life Insurance and Annuity Company. Foresters Life Insurance and Annuity Company, 40 Wall Street, New York, New York 10005 (“FLIAC”), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance and annuities. Foresters Financial Holding Company, Inc. (“FFHC”), a holding company, owns all of the outstanding stock of FLIAC. The Independent Order of Foresters (“Foresters”) controls FFHC and, therefore, FLIAC. Foresters is a Canadian fraternal benefit society with operations in Canada, the United States and the United Kingdom and its principal business address is 789 Don Mills Road, Toronto, Canada M3C 1T9.

The following chart provides information about the Officers and Directors of FLIAC.

Name	FLIAC Office	Principal Occupation for Last Five Years
Matt Berman	President and Director	Matt was appointed President of FLIAC in 2019. Prior to his appointment, Matt has been the Chief Distribution Officer for the Foresters Life and Annuity sales across the United States and Canada since May 2018.
James R. Boyle	Director	James (Jim) Boyle was appointed CEO of the Independent Order of Foresters since 2018; Director and formerly President of FLIAC since 2018. President and CEO of John Hancock 2008 - 2012.
Francis X. Gannon	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer FLIAC, FFS, FIS and FFHC since 2013; Chief Financial Officer FIMCO since 2013; Chief Financial Officer Foresters Advisory Services, LLC since 2013; Principal FX Capital LLC 2009-2013; Corporate Comptroller AlliedBarton 2010-2011; and Director Jefferson Wells International 2008-2009.
Jason Helbraun	Assistant Vice President	Assistant Vice President FLIAC since 2006.
Mehul N. Kapadia	Chief Information Officer	Chief Information Officer since 2016, Vice President, IT Business Transformation through 2016. Vice President – Systems & Operations, Individual Life Liberty Mutual Insurance, Dover, NH. 2013 – 2015; Business Program Manager – Life Works, Individual Life 2011– 2013.
Michael Lombardi	Director	Director FLIAC since 2019.
Martha E. Marcon	Director	Director FLIAC since 2011; Director Independent Order of Foresters since 2009; Director Mercury General Corp. 2008-present; and Director NIA Group 2006-present.
J. Steven McDonald	International Finance Officer	Vice President and International Financial Officer, The Independent Order of Foresters 1997 - present; Assistant Treasurer, The Independent Order of Foresters, 1995 - 1997; Senior Audit Manager at KPMG 1985-1995.

2

E. Blake Moore, Jr.	Director	President and Director FIMCO since 2018; President and Director FFHC since 2018; Director FLIAC since 2018; Director FFS since 2018; Chairman and President FFS since 2018; Director FIS since 2018, Chairman since 2018; Board Manager of FAS since 2018, President since 2018. UBS Asset Management, New York, NY 2015-2017; MD, Head of Americas (through 2016) Mackenzie Investments, Toronto, ON, Canada 2011-2014.
David Schimmel	Vice President	Vice President since 2011 and Assistant Vice President 2006-2011 of FLIAC.
John Shey	Assistant Vice President	Assistant Vice President FLIAC since 2006.
Greg Walter	Senior Vice President, Insurance Operations	Senior Vice President, Insurance Operations of FLIAC since 2019; Senior Vice President, Foresters Investor Services, Inc. (FIS), Transfer Agency Operations since 2013. Consultant to FIS (2012). Prior to joining Foresters, Mr. Walter spent twenty-five years with AllianceBernstein L.P. as Senior Vice President, Head of Non-U.S. Transfer Agent Operations and preceded by Vice President, Director of U.S. Transfer Agency Operations.
Wendy Watson	Director	Director FLIAC since 2019; Director EMPath - Economical Mobility Pathways since 2018; Director MD Private Trust since 2014; Director Community Service Committee Children’s Hospital Boston since 2011; Director Citizens Financial Group since 2010.
Shelley L. Wilson	Secretary	Secretary of FLIAC since 2019
René Zanin	Director	Global Chief Legal Officer, Chief Compliance Officer and Corporate Secretary (2018) of the Independent Order of Foresters 2015 to present; served as General Counsel for Toshiba of Canada Limited 2008 – 2014.

On April 9, 2019, Foresters announced that it had entered into the two definitive purchase agreements related to the sale of its U.S. asset management businesses. As described below, each of these transactions closed in 2019.

Foresters Investment Management Company, Inc. (“FIMCO”) entered into an Asset Purchase Agreement with Macquarie Management Holdings, Inc. (“Macquarie”) whereby Macquarie purchased FIMCO’s assets related to the mutual fund management business, including the First Investors Life Series funds. At the completion of the transaction, each series of the First Investors Life Series was reorganized into a substantially similar Delaware VIP Fund managed by Delaware Management Company, a subsidiary of Macquarie. The transaction was closed on October 4, 2019

Foresters Financial Services, Inc. (“FFS”) and Foresters Advisory Services, LLC (“FAS”), an investment advisory affiliate of, FFS entered into an Asset Purchase Agreement with Cetera Financial Group, Inc. (“Cetera”),whereby Cetera purchased FFS’ retail brokerage business and FAS’ retail advisory business. The transaction was closed on June 20, 2019.

3

FFHC was formerly the owner of all of the common stock of FIMCO, FLIAC, FFS, and Foresters Investor Services, Inc. (“FIS”) and membership interests in FAS. Pursuant to a corporate reorganization, effective March 30, 2020, FFHC is solely the owner of FLIAC, and FIMCO is the owner of FFS, FAS and FIS.

On October 17, 2019, the Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, at its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life.

Separate Account Assets. First Investors Life Level Premium Variable Life Insurance Separate Account B (“Separate Account B”) was established on June 4, 1985 under the provisions of the New York Insurance Law. The assets of Separate Account B are segregated from the assets of FLIAC, and that portion of such assets having a value equal to, or approximately equal to, the reserves and contract liabilities under a Policy is not chargeable with liabilities arising out of any other business of FLIAC. Separate Account B is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), but such registration does not involve any supervision by the SEC of the management or investment practices or policies of Separate Account B.

SERVICES

Custodian. FLIAC, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account B. FLIAC maintains the records and accounts of Separate Account B.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, NY 10154, is the independent registered public accounting firm for Separate Account B and FLIAC.

Underwriter. FLIAC and Separate Account B have entered into an Underwriting Agreement with FFS. FFS, an affiliate of FLIAC, has its principal business address at 40 Wall Street, New York, New York 10005. FFS is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority.

FFS distributes the ISP CHOICE – with two premium payment options Policy in a continuous offering. FLIAC anticipates continuing to offer the ISP CHOICE – with two premium payment options Policy, but reserves the right to discontinue the offering. New ISP CHOICE – with four premium payment options Policies and new Insured Series Policies are not currently being offered for sale; however, existing holders of ISP CHOICE – with four premium payment options Policies and Insured Series Policies may continue to make additional payments under their policies. For the fiscal years ended December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $2,968,442, $2,334,837 and $1,612,570 respectively, in connection with the distribution of the ISP CHOICE Policies. For the fiscal years ended December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $293,850, $125,719 and $98,279 respectively, in connection with the distribution of the Insured Series Policy.

Upon the closing of the transaction with Nassau Life, FLIAC expects to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Policies. 1851, an affiliate of Nassau Life, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. 1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056.

4

Distribution of Policy. The Policies are sold by insurance agents licensed to sell variable life insurance policies, who are registered representatives of broker-dealers who have selling agreements with FFS.

FLIAC pays FFS a commission on policies sold. Commissions paid to FFS for ISP CHOICE-10, ISP CHOICE-20, ISP CHOICE-65, ISP 10 Express and, for ISP CHOICE-Whole Life issued before January 29, 2018, generally will not exceed 60% of the premiums you pay in your policy's first year, 16% in policy years two and three and 5% of all other premiums you pay in policy years four and later. Commissions paid to FFS under the ISP CHOICE Policy for ISP CHOICE-15, and for ISP CHOICE-WL issued on or after January 29, 2018, generally will not exceed 60% of the premiums you pay in your policy's first year, 20% in year two, 12.5% in year three, and 7.5% of all other premiums you pay in policy years four and later. Commissions paid to FFS under the Insured Series Policy generally will not exceed 31.25% of the first year premium payment and 5% of the premium payments for years two through twelve. Commissions paid on the Policies are not charged directly to Policyowners or the Separate Account. FFS is, in turn, responsible for paying sales representatives all commissions and other compensation that may be due to them for selling the policies. Sales representatives of broker-dealers who have selling agreements with FFS may sell other variable life insurance and annuity products as to which they receive more or less compensation than they do for selling the policies.

FLIAC offers the ISP CHOICE – with two premium payment options Policy for sale in Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Hampshire, New York, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming. FLIAC does not sell new ISP Choice – with four premium payment options Policies or new Insured Series Policies; however, existing holders of Insured Series Policies may continue to make additional payments under their policies.

OTHER INFORMATION

Reports. At least once each Policy year, FLIAC mails a report to the Policyowner within 31 days after the Policy anniversary. FLIAC mails the report to the last address known to us. The report shows (1) the death benefit, (2) the cash value, (3) the policy debt on the anniversary, (4) any loan interest for the prior year and (5) other information as may be required by applicable law or regulation. The report also shows your allocation among the Subaccounts on that anniversary. FLIAC will not send a report if the Policy is continued as reduced paid-up or extended term insurance.

State Regulation. FLIAC is subject to the laws of the State of New York governing insurance companies and to regulations of the New York State Department of Financial Services (the “Department”). FLIAC files an annual statement in a prescribed form with the Department each year covering our operations for the preceding year and our financial condition as of the end of such year.

Our books and accounts are subject to review by the Department at any time. The Department conducts a full examination of our operations periodically. The Department does not engage in any supervision of our management or investment practices or policies, except to determine compliance with the requirements of the New York Insurance Law. FLIAC also is subject to regulation under the insurance laws of other jurisdictions in which FLIAC may operate.

5

Time of Payments. All benefits payable due under the Policy will ordinarily be made within seven days of the due date or within seven days after the date of receipt of a request for partial surrender or termination. However, FLIAC reserves the right to suspend or postpone the date of any payment due under the Policy (1) for any period during which the New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings) or during which trading on the NYSE, as determined by the SEC, is restricted; (2) for any period during which an emergency, as determined by the SEC, exists as a result of which disposal of securities held by the Fund is not reasonably practical or it is not reasonably practical to determine the value of the Fund’s net assets; or (3) for such other periods as the SEC may by order permit for the protection of security holders or as may be permitted under the 1940 Act.

VALUATION INFORMATION

Value of a Unit. For each Subaccount of Separate Account B, the value of a unit initially was set arbitrarily at $10.00. The value of a unit for any subsequent Valuation Period (the period starting on the day after any Business Day as defined in the prospectus and ending on the next such day) is determined by multiplying the value of a unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the unit value is being calculated. The investment performance of each Fund, and expenses and deductions of certain charges, affect the unit value. The value of a unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.

Net Investment Factor. The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:

(1) the net asset value per share of the applicable Fund determined at the end of the current Valuation Period, plus

(2) the per share amount of any dividend or capital gains distributions made by the applicable Fund if the “ex-dividend” date occurs during the current Valuation Period.

(b)	is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

(c)	is a factor representing the charges deducted for mortality and expense risks. For Policies issued on or after January 29, 2018 under the ISP Choice-with two premium payment options (ISPC-15 and ISPC-WL): such factor on an annual basis is equal to 0.50% of the daily net asset value of the applicable Subaccount in the first 15 years for the 15-year payment period ISP CHOICE and 0.25% thereafter; and for the paid-to-age-100 ISP CHOICE, this factor is equal to 0.50% in the first 20 years and 0.25% thereafter. (ISPC-15 and ISPC-WL were issued after January 29, 2018 in states where approved). For Policies issued prior to January 29, 2018 under ISP Choice-with four premium payment options (ISPC-10, ISPC-20, ISPC-65, and ISPC-WL) such factor on an annual basis is equal to 0.50% (1.50% for ISP 10 Express) of the daily net asset value of the applicable Subaccount.[1] This percentage represents the mortality and expense risk assumed.
____________________

[1]	ISP-Choice with four premium payment options was issued in New York until June 15, 2018.

6

The Net Investment Factor may be greater or less than one, and therefore, the unit value of any Subaccount may increase or decrease.

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Policyowners under the Policies will be affected solely by the investment results of the Subaccounts. The financial statements of FLIAC as contained herein should be considered only as bearing upon FLIAC’s ability to meet its obligations to Policyowners under the Policies, and they should not be considered as bearing on the investment performance of the Subaccounts.

7

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Financial Statements

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Foresters Life Insurance and Annuity Company and Contract Owners of First Investors Life Level Premium Variable Life Insurance Separate Account B:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of the sub-accounts listed in the Appendix that comprise the First Investors Life Level Premium Variable Life Insurance Separate Account B (the Separate Account) as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for the years or periods listed in the Appendix, and the related notes including the financial highlights in Note 6 (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each sub-account as of December 31, 2019, the results of its operations for the year then ended, the changes in its net assets for the years or periods listed in the Appendix, and the financial highlights for each of the years or periods indicated in Note 6, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the transfer agent of the underlying mutual funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the auditor of one or more of Foresters Life Insurance and Annuity Company’s separate accounts since 2011.

New York, New York
April 1, 2020

1

Appendix

Statement of assets and liabilities as of December 31, 2019, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the years in the two-year period then ended.

Government Cash Management
Fund for Income
Growth & Income
Special Situations
International
Growth Equity
Investment Grade
Limited Duration Bond
Opportunity
Total Return
Covered Call Strategy
Equity Income

Statement of changes in net assets for the period from January 1, 2018 to December 14, 2018 (closure).

Government
Balanced Income

Statement of changes in net assets for the period from January 1, 2018 to August 17, 2018 (closure).

Real Estate

2

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statement of Assets and Liabilities
December 31, 2019

	Government Cash	Fund for	Growth &	Special		Growth
	Management	Income	Income	Situations	International	Equity
Assets:
Investments at net asset value (note 3):
Number of shares	2,427,071	6,809,558	7,654,426	4,825,300	4,019,640	2,090,728
Cost	$2,427,071	$46,400,237	$258,409,134	$133,660,908	$75,309,690	$22,743,835
First Investors Life Series Fund	$2,427,071	$43,308,791	$329,905,749	$155,422,925	$100,490,993	$34,559,734

Liabilities:
Payable to Foresters Life Insurance
and Annuity Company	23,193	351,900	2,378,252	1,130,741	771,489	314,576
Net assets	2,403,878	42,956,891	327,527,497	154,292,184	99,719,504	34,245,158
Net assets represented by
contracts in accumulation period	$2,403,878	$42,956,891	$327,527,497	$154,292,184	$99,719,504	$34,245,158

Outstanding Units:
ISP and ISP Choice	115,863	601,081	2,017,332	1,102,645	1,409,162	1,397,702
ISP 10 Express	9,670	90,918	260,655	183,167	119,575	70,170

Unit Value:
ISP and ISP Choice	$20.205	$70.101	$161.001	$137.998	$70.040	$23.567
ISP 10 Express	$9.219	$12.674	$19.012	$17.387	$14.550	$22.825

3	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statement of Assets and Liabilities
December 31, 2019

	Investment	Limited Duration			Covered Call	Equity
	Grade	Bond	Opportunity	Total Return	Strategy	Income
Assets:
Investments at net asset value (note 3):
Number of shares	1,446,885	707,861	760,486	424,131	170,334	2,429,632
Cost	$15,499,109	$6,571,260	$11,994,714	$5,299,648	$1,867,423	$38,988,572
First Investors Life Series Fund	$15,944,676	$6,837,933	$14,829,478	$6,060,837	$2,120,661	$54,350,876

Liabilities:
Payable to Foresters Life Insurance
and Annuity Company	142,131	49,051	109,665	44,385	15,318	434,852
Net assets	15,802,545	6,788,882	14,719,813	6,016,452	2,105,343	53,916,024
Net assets represented by
contracts in accumulation period	$15,802,545	$6,788,882	$14,719,813	$6,016,452	$2,105,343	$53,916,024

Outstanding Units:
ISP and ISP Choice	379,862	664,908	513,165	311,003	153,939	1,041,956
ISP 10 Express	42,668	17,004	235,615	91,265	15,569	55,464

Unit Value:
ISP and ISP Choice	$40.640	$9.978	$20.221	$15.299	$12.545	$51.130
ISP 10 Express	$11.449	$9.437	$18.830	$14.246	$12.088	$18.454

See accompanying notes to financial statements

4

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statement of Operations
Year ended December 31, 2019

	Government
	Cash	Fund for	Growth &	Special		Growth
	Management	Income	Income	Situations	International	Equity
Investment income:
Income:
Dividends	$28,080	$2,290,387	$4,862,692	$1,042,519	$738,847	$96,956
Expenses:
Mortality and expense risks (note 5)	11,501	224,209	1,580,775	763,835	491,674	171,069
Net investment income (loss)	16,579	2,066,178	3,281,917	278,684	247,173	(74,113)

Realized gain on investments:
Realized gain distributions	—	—	49,403,131	10,027,599	7,752,930	1,794,032
Realized gain (loss) on investments	—	(271,111)	2,626,986	557,529	945,746	292,782
Realized gains (losses)	—	(271,111)	52,030,117	10,585,128	8,698,676	2,086,814

Change in unrealized appreciation
(depreciation) on investments	—	3,069,007	12,373,978	15,348,701	11,228,835	4,592,925
Net increase (decrease) in net
assets resulting from operations	$16,579	$4,864,074	$67,686,012	$26,212,513	$20,174,684	$6,605,626

5	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statement of Operations
Year ended December 31, 2019

	Investment	Limited Duration			Covered Call	Equity
	Grade	Bond	Opportunity	Total Return	Strategy	Income
Investment income:
Income:
Dividends	$578,471	$43,117	$152,999	$101,252	$18,782	$1,500,556
Expenses:
Mortality and expense risks (note 5)	82,188	35,509	176,300	61,173	10,746	261,809
Net investment income (loss)	496,283	7,608	(23,301)	40,079	8,036	1,238,747

Realized gain on investments:
Realized gain distributions	—	—	307,564	96,290	—	4,249,137
Realized gain (loss) on investments	(7,574)	9,298	37,294	25,111	5,348	483,544
Realized gains (losses)	(7,574)	9,298	344,858	121,401	5,348	4,732,681

Change in unrealized appreciation
(depreciation) on investments	1,251,873	220,030	2,738,306	696,054	323,559	4,031,967
Net increase (decrease) in net
assets resulting from operations	$1,740,582	$236,936	$3,059,863	$857,534	$336,943	$10,003,395

See accompanying notes to financial statements

6

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Government Cash Management		Fund for Income		Growth & Income		Special Situations
	2019	2018	2019	2018	2019	2018	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$16,579	$13,263	$2,066,178	$1,993,708	$3,281,917	$2,793,705	$278,684	$(72,803)
Realized gain distributions	—	—	—	—	49,403,131	14,010,267	10,027,599	21,221,282
Realized gain (loss) on investments	—	—	(271,111)	(254,706)	2,626,986	4,264,791	557,529	1,489,066
Change in unrealized appreciation (depreciation) on investments	—	—	3,069,007	(3,013,011)	12,373,978	(54,043,962)	15,348,701	(50,305,704)
Net increase (decrease) in net assets resulting from operations	16,579	13,263	4,864,074	(1,274,009)	67,686,012	(32,975,199)	26,212,513	(27,668,159)

From contract transactions:
Net insurance premiums from contract owners	122,657	3,500	1,038,252	1,229,147	4,666,274	5,709,019	3,212,097	3,699,596
Cost of insurance (note 5)	(47,699)	(42,588)	(645,044)	(696,005)	(4,132,539)	(4,014,437)	(1,950,361)	(1,984,400)
Transfers upon closing of sub-accounts	—	537,278	—	—	—	—	—	—
Transfers between sub-accounts	637,182	(170,901)	(81,733)	(260,538)	(1,100,650)	(1,590,016)	(355,128)	(17,301)
Transfers for contract benefits and terminations	(273,787)	(167,139)	(2,391,862)	(1,859,050)	(13,793,347)	(12,780,060)	(6,639,167)	(7,092,545)
Increase (decrease) in net assets derived from contract transactions	438,353	160,150	(2,080,387)	(1,586,446)	(14,360,262)	(12,675,494)	(5,732,559)	(5,394,650)
Net increase (decrease) in net assets	454,932	173,413	2,783,687	(2,860,455)	53,325,750	(45,650,693)	20,479,954	(33,062,809)

Net assets:
Beginning of year	1,948,946	1,775,533	40,173,204	43,033,659	274,201,747	319,852,440	133,812,230	166,875,039
End of year	$2,403,878	$1,948,946	$42,956,891	$40,173,204	$327,527,497	$274,201,747	$154,292,184	$133,812,230

7	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	International		Growth Equity		Government		Investment Grade
	2019	2018	2019	2018	2019	2018**	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$247,173	$284,703	$(74,113)	$(61,566)	$—	$207,177	$496,283	$481,017
Realized gain distributions	7,752,930	4,426,530	1,794,032	2,047,945	—	—	—	—
Realized gain (loss) on investments	945,746	800,130	292,782	347,439	—	(683,748)	(7,574)	(31,898)
Change in unrealized appreciation (depreciation) on investments	11,228,835	(17,740,189)	4,592,925	(3,601,865)	—	362,904	1,251,873	(837,664)

Net increase (decrease) in net assets resulting from operations	20,174,684	(12,228,826)	6,605,626	(1,268,047)	—	(113,667)	1,740,582	(388,545)

From contract transactions:
Net insurance premiums from contract owners	2,120,921	2,802,337	1,651,096	1,744,994	—	420,462	682,785	725,545
Cost of insurance (note 5)	(1,249,221)	(1,203,726)	(471,203)	(450,055)	—	(61,818)	(243,958)	(255,561)
Transfers upon closing of sub-accounts	—	—	—	—	—	(6,344,433)	—	—
Transfers between sub-accounts	(747,946)	506,014	706,431	821,816	—	(214,432)	202,486	107,109
Transfers for contract benefits and terminations	(4,283,490)	(4,166,347)	(1,694,950)	(1,612,612)	—	(228,235)	(1,017,512)	(591,246)

Increase (decrease) in net assets derived from contract transactions	(4,159,736)	(2,061,722)	191,374	504,143	—	(6,428,456)	(376,199)	(14,153)

Net increase (decrease) in net assets	16,014,948	(14,290,548)	6,797,000	(763,904)	—	(6,542,123)	1,364,383	(402,698)

Net assets:
Beginning of year	83,704,556	97,995,104	27,448,158	28,212,062	—	6,542,123	14,438,162	14,840,860
End of year	$99,719,504	$83,704,556	$34,245,158	$27,448,158	$—	$—	$15,802,545	$14,438,162

8	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Limited Duration Bond		Opportunity		Real Estate		Total Return
	2019	2018	2019	2018	2019	2018*	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$7,608	$7,353	$(23,301)	$(579)	$—	$10,333	$40,079	$44,537
Realized gain distributions	—	—	307,564	133,280	—	—	96,290	19,674
Realized gain (loss) on investments	9,298	(3,123)	37,294	21,536	—	11,825	25,111	11,600
Change in unrealized appreciation (depreciation) on investments	220,030	49,910	2,738,306	(2,013,697)	—	(9,994)	696,054	(446,528)

Net increase (decrease) in net assets resulting from operations	236,936	54,140	3,059,863	(1,859,460)	—	12,164	857,534	(370,717)

From contract transactions:
Net insurance premiums from contract owners	307,577	(16,939)	2,496,800	2,519,251	—	102,977	807,963	815,312
Cost of insurance (note 5)	(106,385)	(61,727)	(358,740)	(339,160)	—	(8,360)	(153,412)	(147,589)
Transfers upon closing of sub-accounts	—	6,344,433	—	—	—	(537,278)	—	561,997
Transfers between sub-accounts	51,197	(20,230)	183,798	535,942	—	(190,632)	204,695	214,227
Transfers for contract benefits and terminations	(383,966)	(18,167)	(883,145)	(620,524)	—	(49,193)	(439,410)	(252,038)

Increase (decrease) in net assets derived from contract transactions	(131,577)	6,227,370	1,438,713	2,095,509	—	(682,486)	419,836	1,191,909

Net increase (decrease) in net assets	105,359	6,281,510	4,498,576	236,049	—	(670,322)	1,277,370	821,192

Net assets:
Beginning of year	6,683,523	402,013	10,221,237	9,985,188	—	670,322	4,739,082	3,917,890
End of year	$6,788,882	$6,683,523	$14,719,813	$10,221,237	$—	$—	$6,016,452	$4,739,082

9	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Balanced Income		Covered Call Strategy		Equity Income
	2019	2018**	2019	2018	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$—	$20,362	$8,036	$6,070	$1,238,747	$669,339
Realized gain distributions	—	13,977	—	—	4,249,137	1,514,539
Realized gain (loss) on investments	—	(20,215)	5,348	10,832	483,544	641,151
Change in unrealized appreciation (depreciation) on investments	—	(40,148)	323,559	(179,898)	4,031,967	(7,308,958)

Net increase (decrease) in net assets resulting from operations	—	(26,024)	336,943	(162,996)	10,003,395	(4,483,929)

From contract transactions:
Net insurance premiums from contract owners	—	34,267	244,579	206,389	1,236,582	1,525,200
Cost of insurance (note 5)	—	(7,493)	(48,331)	(40,026)	(692,505)	(694,130)
Transfers upon closing of sub-accounts	—	(561,997)	—	—	—	—
Transfers between sub-accounts	—	70,807	180,504	347,783	112,766	(141,518)
Transfers for contract benefits and terminations	—	(43,950)	(110,956)	(74,487)	(2,169,941)	(2,135,798)

Increase (decrease) in net assets derived from contract transactions	—	(508,366)	265,796	439,659	(1,513,098)	(1,446,246)

Net increase (decrease) in net assets	—	(534,390)	602,739	276,663	8,490,297	(5,930,175)

Net assets:
Beginning of year	—	534,390	1,502,604	1,225,941	45,425,727	51,355,902
End of year	$—	$—	$2,105,343	$1,502,604	$53,916,024	$45,425,727

* For period January 1, 2018 to August 17, 2018.
** For period January 1, 2018 to December 14, 2018.

See accompanying notes to financial statements

10

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(1)	Organization

First Investors Life Level Premium Variable Life Insurance Separate Account B (Separate Account B), a unit investment trust registered under the Investment Company Act of 1940 (the 1940 Act), is a segregated investment account established by Foresters Life Insurance and Annuity Company (FLIAC), formerly First Investors Life Insurance Company, and exists in accordance with the regulations of the New York State Department of Financial Services. Assets of Separate Account B have been used to purchase shares in diversified investment funds (the Funds). Up until October 4, 2019, the assets were used to purchase shares of First Investors Life Series Funds, an open-end diversified management investment company registered under the 1940 Act. On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company (FIMCO), an affiliate of FLIAC, reorganized into a substantially similar series of the Delaware VIP Trust, managed by Delaware Management Company, a series of Macquarie Investment Management Business Trust.

FLIAC offers a level premium variable life insurance policy through Separate Account B with either a fully underwritten option or a non-medically underwritten option. A fully underwritten policy offers six premium payment periods: a 12-year option (Insured Series Policy or ISP), a 10-year option (ISP Choice 10), a 15-year option (ISP Choice 15), a 20-year option (ISP Choice 20), an option to pay until age 65 (ISP Choice 65), and an option to pay until age 100 (ISP Choice Whole Life), collectively, ISP Choice. A non-medically underwritten policy is only available in a 10-year premium payment option, referred to as ISP10 Express. New policies of ISP, ISP Choice 10, ISP10 Express, ISP Choice 20 and ISP Choice 65 are no longer available for sale. ISP and ISP Choice 10 were retired in previous years. ISP10 Express, ISP Choice 20 and ISP Choice 65 were retired during 2019. Policyholders may continue to make additional payments under their respective Policy.

The contract holder directs the deposits into the sub-accounts that comprise Separate Account B and bears the investment risk if the sub-accounts do not meet their stated investment objectives. On October 4, 2019 the Select Growth sub-account name was changed to Growth Equity and the Limited Duration High Quality Bond sub-account name was changed to Limited Duration Bond. The sub-accounts invest in the following underlying Delaware VIP Fund Series portfolios: Government Cash Management, Fund for Income, Growth & Income, Special Situations, International, Growth Equity, Investment Grade, Limited Duration Bond, Opportunity, Total Return, Covered Call Strategy, and Equity Income.

11	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of Separate Account B are presented in conformity with U.S. generally accepted accounting principles based on guidance in Accounting Standards Codification (ASC) 946 Financial Services – Investment Companies.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of investments in Separate Account B is determined using valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). The three levels of inputs within this hierarchy are described below:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that Separate Account B has the ability to access.

Level 2 – observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – unobservable inputs for the asset and liability, to the extent relevant inputs are not available, representing Separate Account B’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

12	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

The inputs methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019. Separate Account B will adopt the provisions of this guidance for its fiscal year beginning January 1, 2020 and will not have an impact on the financial position, results of operations or changes in net assets of Separate Account B.

(d)	Subsequent Events

Management has evaluated subsequent events from the balance sheet date through April 1, 2020, the date that the financial statements were available to be issued.

The U.S. stock and bond markets have encountered significant volatility and the global economy experienced a downturn during the first quarter of 2020. The conditions directly and indirectly affect the companies in which the underlying Funds invest, which has impacted their valuations. Although management cannot quantify the full impact of these conditions as of the issuance of the financial statements, to date Funds shares continue to be redeemed in the normal course of business at the current NAV.

(e)	Investments

Shares of the Funds held by each of the sub-accounts of Separate Account B are valued at net asset value (NAV) per share of such Funds, which value the underlying investment securities at fair value on a daily basis. The NAV is a Level 1 input within the FASB fair value hierarchy since there is a readily determinable market, there are no restrictions on the Funds’ redemption and sufficient transaction volumes exists. All distributions received from the Funds are reinvested to purchase additional shares of the Funds at net asset value. Investment transactions are accounted for on a trade date basis and average cost is the basis followed in determining the cost of investments sold for financial statement purposes.

(f)	Investment Income

Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date. Realized gains and losses are recorded on a trade date basis. Reinvested realized gain distributions are recorded when received. Average cost is used as the basis of investments held and sold. The change in the value of the Funds is recorded as unrealized appreciation or depreciation and is included in the accompanying statement of operations.

13	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(g) Federal Income Taxes

Separate Account B is not taxed separately because its operations are part of the total operations of FLIAC, which is taxed as a life insurance company under the Internal Revenue Code. Separate Account B is not taxed as a regulated investment company under Subchapter M of the Code. Under existing Federal income tax law, no taxes are payable on the investment income or on the capital gains of Separate Account B, accordingly no provision for federal income taxes has been made.

(3)	Investments

At December 31, 2019, investments in Funds in which the sub-accounts of the Separate Account invest, were presented using the NAV of the Funds. There were no transfers between the Levels in the FASB fair value hierarchy during the year ended December 31, 2019.

Investments consist of the following as of December 31, 2019:

		Net asset	Fair
	Shares	value	value	Cost
First Investors Life Series Fund:
Government Cash Management	2,427,071	$1.00	$2,427,071	$2,427,071
Fund for Income	6,809,558	$6.36	$43,308,791	$46,400,237
Growth & Income	7,654,426	$43.10	$329,905,749	$258,409,134
Special Situations	4,825,300	$32.21	$155,422,925	$133,660,908
International	4,019,640	$25.00	$100,490,993	$75,309,690
Growth Equity	2,090,728	$16.53	$34,559,734	$22,743,835
Investment Grade	1,446,885	$11.02	$15,944,676	$15,499,109
Limited Duration Bond	707,861	$9.66	$6,837,933	$6,571,260
Opportunity	760,486	$19.50	$14,829,478	$11,994,714
Total Return	424,131	$14.29	$6,060,837	$5,299,648
Covered Call Strategy	170,334	$12.45	$2,120,661	$1,867,423
Equity Income	2,429,632	$22.37	$54,350,876	$38,988,572

14	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2019 were as follows:

	Purchases	Sales
Government Cash Management	$767,344	$331,457
Fund for Income	$2,503,740	$2,542,347
Growth & Income	$54,354,238	$15,934,726
Special Situations	$11,292,099	$6,715,368
International	$8,586,315	$4,663,415
Growth Equity	$2,947,108	$983,016
Investment Grade	$1,131,644	$1,055,521
Limited Duration Bond	$325,133	$452,403
Opportunity	$2,054,328	$303,872
Total Return	$941,687	$379,044
Covered Call Strategy	$367,099	$90,107
Equity Income	$6,031,705	$2,086,525

15	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(4)	Changes in Units

	(a)	The changes in units outstanding for ISP and ISP Choice for the years ended December 31, 2019 and 2018 were as follows:

	2019			2018
			Net			Net
	Units	Units	increase	Units	Units	increase
	issued	redeemed	(decrease)	issued	redeemed	(decrease)
Government Cash
Management	39,442	(19,359)	20,083	42,414	(35,813)	6,601
Fund for Income	2,896	(36,073)	(33,177)	5,042	(31,918)	(26,876)
Growth & Income	767	(102,133)	(101,366)	844	(92,945)	(92,101)
Special Situations	1,184	(50,612)	(49,428)	1,710	(44,916)	(43,206)
International	1,538	(67,524)	(65,986)	7,396	(43,951)	(36,555)
Growth Equity	44,754	(45,117)	(363)	58,561	(45,115)	13,446
Government	—	—	—	7,948	(239,154)	(231,206)
Investment Grade	13,588	(25,703)	(12,115)	14,262	(15,499)	(1,237)
Limited Duration Bond	28,136	(44,953)	(16,817)	655,679	(13,974)	641,705
Opportunity	55,099	(14,167)	40,932	78,395	(7,161)	71,234
Real Estate	—	—	—	7,863	(63,586)	(55,723)
Total Return	39,907	(25,990)	13,917	85,328	(13,386)	71,942
Balanced Income	—	—	—	11,349	(57,803)	(46,454)
Covered Call Strategy	25,147	(7,429)	17,718	47,011	(13,696)	33,315
Equity Income	5,471	(41,289)	(35,818)	6,854	(41,559)	(34,705)

(b)	The changes in units outstanding for ISP10 Express for the years ended December 31, 2019 and 2018 were as follows:

	2019			2018
			Net			Net
	Units	Units	increase	Units	Units	increase
	issued	redeemed	(decrease)	issued	redeemed	(decrease)
Government Cash
Management	3,731	(2,231)	1,500	12,170	(5,815)	6,355
Fund for Income	16,523	(4,382)	12,141	16,994	(4,145)	12,849
Growth & Income	42,260	(3,145)	39,115	45,151	(3,392)	41,759
Special Situations	40,361	(1,617)	38,744	39,300	(1,806)	37,494
International	19,612	(2,753)	16,859	25,770	(1,743)	24,027
Growth Equity	14,846	(1,827)	13,019	15,480	(1,756)	13,724
Government	—	—	—	3,565	(13,028)	(9,463)
Investment Grade	7,543	(2,349)	5,194	9,779	(2,938)	6,841
Limited Duration Bond	3,947	(849)	3,098	13,013	(822)	12,191
Opportunity	44,011	(2,875)	41,136	51,500	(2,248)	49,252
Real Estate	—	—	—	2,937	(9,866)	(6,929)
Total Return	18,428	(2,298)	16,130	21,027	(2,596)	18,431
Balanced Income	—	—	—	1,246	(2,101)	(855)
Covered Call Strategy	6,847	(1,054)	5,793	6,597	(300)	6,297
Equity Income	10,269	(1,624)	8,645	11,409	(1,477)	9,932

16	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(5)	Mortality and Expense Risks and Deductions

Mortality and expense risk charges vary by product. In consideration for its assumption of the mortality and expense risks connected with the Variable Life Contracts, FLIAC deducts an amount equal on an annual basis to 0.50% of the daily net asset value of each sub-account for ISP and ISP Choice. Both ISP Choice 15 and ISP Choice Whole Life will assume a charge reduction from 0.50% to 0.25% after the conclusion of the 15th and 20th year, respectively. For ISP10 Express, FLIAC deducts an amount equal on an annual basis to 1.50% of the daily net asset value of each sub-account. This deduction is assessed through a reduction of unit values.

Separate Account B is also charged monthly by FLIAC for the cost of insurance protection. This amount varies with the age and sex of the insured and the net amount of insurance at risk and is assessed through the redemption of units on the anniversary date of the policy.

There is a 15-year surrender charge period on both ISP Choice 15 and ISP Choice Whole Life. This charge is calculated based upon each $1,000 of face amount surrendered or partially surrendered and may vary with the age and sex of the insured. It is assessed through the redemption of units.

17	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(6)	Financial Highlights

	(a)	ISP and ISP Choice:

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units [1]	Unit value ($)	($000s)	(%) [2]	(%) [3]	(%) [4]
Government Cash
Management:
December 31:
2019	115,863	20.205	2,315	1.07	0.50	0.85
2018	95,780	20.036	1,874	1.23	0.50	0.74
2017	89,179	19.889	1,759	0.26	0.50	(0.24)
2016	95,838	19.937	1,885	—	0.50	(0.50)
2015	88,546	20.037	1,760	—	0.50	(0.50)

Fund for Income:
December 31:
2019	601,081	70.101	41,805	5.35	0.50	12.22
2018	634,258	62.469	39,274	5.24	0.50	(3.07)
2017	661,134	64.445	42,250	5.03	0.50	6.29
2016	681,110	60.630	41,010	5.45	0.50	10.57
2015	701,424	54.835	38,105	5.46	0.50	(2.34)

Growth & Income:
December 31:
2019	2,017,332	161.001	322,571	1.57	0.50	24.97
2018	2,118,698	128.828	270,797	1.41	0.50	(10.61)
2017	2,210,799	144.127	316,730	1.51	0.50	17.69
2016	2,294,341	122.464	279,195	1.42	0.50	9.33
2015	2,383,690	112.011	265,136	1.17	0.50	(3.60)

Special Situations:
December 31:
2019	1,102,645	137.998	151,107	0.70	0.50	19.76
2018	1,152,073	115.231	131,694	0.47	0.50	(17.01)
2017	1,195,278	138.850	164,966	0.90	0.50	17.68
2016	1,236,262	117.993	144,965	0.54	0.50	15.52
2015	1,285,718	102.137	130,429	0.63	0.50	(1.02)

International:
December 31:
2019	1,409,162	70.040	97,980	0.77	0.50	24.29
2018	1,475,148	56.355	82,490	0.82	0.50	(12.60)
2017	1,511,703	64.475	96,919	1.05	0.50	32.30
2016	1,560,021	48.734	75,526	1.24	0.50	(4.68)
2015	1,601,523	51.127	81,303	1.09	0.50	2.98

Growth Equity:
December 31:
2019	1,397,702	23.567	32,643	0.30	0.50	23.73
2018	1,398,065	19.047	26,383	0.33	0.50	(4.27)
2017	1,384,619	19.896	27,358	0.49	0.50	32.14
2016	1,394,735	15.057	20,838	0.62	0.50	3.52
2015	1,368,709	14.545	19,687	0.36	0.50	2.70

Government: [5]
December 31:
2018	—	—	—	3.68	0.50	(1.66)
2017	231,207	28.211	6,452	1.93	0.50	1.03
2016	233,402	27.924	6,460	2.08	0.50	(0.02)
2015	229,657	27.929	6,339	2.26	0.50	(0.45)

18	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units [1]	Unit value ($)	($000s)	(%) [2]	(%) [3]	(%) [4]
Investment Grade:
December 31:
2019	379,862	40.640	15,314	3.71	0.50	12.06
2018	391,977	36.266	14,051	3.82	0.50	(2.51)
2017	393,214	37.201	14,513	3.83	0.50	4.20
2016	389,644	35.701	13,805	4.03	0.50	4.13
2015	383,526	34.285	13,025	4.17	0.50	(0.85)

Limited Duration Bond:
December 31:
2019	664,908	9.978	6,629	0.63	0.50	3.57
2018	681,725	9.634	6,556	1.15	0.50	(0.71)
2017	40,020	9.703	386	1.55	0.50	0.75
2016	37,182	9.631	355	0.74	0.50	0.14
2015	7,839	9.618	75	—	0.50	(1.01)

Opportunity:
December 31:
2019	513,165	20.221	10,283	1.18	0.50	29.46
2018	472,233	15.619	7,364	0.50	0.50	(15.80)
2017	400,998	18.551	7,425	0.58	0.50	18.41
2016	331,245	15.667	5,172	0.39	0.50	7.72
2015	238,626	14.545	3,455	0.17	0.50	(1.30)

Real Estate: [5]
December 31:
2018	—	—	—	1.93	0.50	1.24
2017	55,723	10.809	597	1.36	0.50	0.76
2016	45,647	10.728	485	0.40	0.50	6.04
2015	11,904	10.116	119	—	0.50	1.16

Total Return:
December 31:
2019	311,003	15.299	4,716	1.86	0.50	18.29
2018	297,086	12.933	3,825	1.56	0.50	(8.11)
2017	225,143	14.075	3,160	1.51	0.50	11.19
2016	199,371	12.658	2,512	1.33	0.50	6.09
2015	152,384	11.932	1,805	0.91	0.50	(2.10)

Balanced Income: [5]
December 31:
2018	—	—	—	4.25	0.50	(4.47)
2017	46,454	11.371	524	0.91	0.50	9.03
2016	29,745	10.429	308	—	0.50	6.18
2015	620	9.822	6	—	0.50	(1.78)

Covered Call Strategy: [5]
December 31:
2019	153,939	12.545	1,917	1.01	0.50	20.76
2018	136,221	10.388	1,404	0.99	0.50	(10.44)
2017	102,906	11.599	1,186	0.33	0.50	10.51
2016	52,209	10.495	544	—	0.50	4.95

Equity Income:
December 31:
2019	1,041,956	51.130	52,892	2.95	0.50	22.10
2018	1,077,774	41.876	44,711	1.84	0.50	(8.87)
2017	1,112,479	45.953	50,732	1.86	0.50	14.94
2016	1,130,550	39.979	44,863	1.95	0.50	12.71
2015	1,155,391	35.471	40,700	1.67	0.50	(1.52)

19	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

(b)	ISP10 Express:

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units [1]	Unit value ($)	($000s)	(%) [2]	(%) [3]	(%) [4]
Government Cash
Management:
December 31:
2019	9,670	9.219	89	1.10	1.50	(0.17)
2018	8,170	9.235	75	1.44	1.50	(0.28)
2017	1,815	9.261	17	0.29	1.50	(1.24)
2016	1,056	9.378	10	—	1.50	(1.50)
2015	1,642	9.521	16	—	1.50	(1.50)

Fund for Income:
December 31:
2019	90,918	12.674	1,152	4.97	1.50	11.09
2018	78,777	11.409	899	4.82	1.50	(4.04)
2017	65,929	11.890	784	4.42	1.50	5.22
2016	47,137	11.300	533	4.64	1.50	9.45
2015	31,937	10.324	330	4.29	1.50	(3.32)

Growth & Income:
December 31:
2019	260,655	19.012	4,956	1.46	1.50	23.72
2018	221,540	15.368	3,405	1.29	1.50	(11.52)
2017	179,781	17.368	3,122	1.32	1.50	16.50
2016	130,985	14.907	1,953	1.16	1.50	8.23
2015	81,497	13.774	1,122	0.89	1.50	(4.58)

Special Situations:
December 31:
2019	183,167	17.387	3,185	0.63	1.50	18.55
2018	144,423	14.666	2,118	0.42	1.50	(17.85)
2017	106,929	17.853	1,909	0.78	1.50	16.49
2016	76,892	15.325	1,178	0.44	1.50	14.36
2015	47,846	13.401	641	0.49	1.50	(2.02)

International:
December 31:
2019	119,575	14.550	1,740	0.72	1.50	23.03
2018	102,716	11.826	1,215	0.74	1.50	(13.48)
2017	78,689	13.668	1,076	0.98	1.50	30.97
2016	61,736	10.436	644	1.01	1.50	(5.64)
2015	37,108	11.060	410	0.85	1.50	1.94

Growth Equity:
December 31:
2019	70,170	22.825	1,602	0.28	1.50	22.49
2018	57,151	18.635	1,065	0.30	1.50	(5.24)
2017	43,427	19.664	854	0.43	1.50	30.81
2016	31,332	15.033	471	0.50	1.50	2.48
2015	17,756	14.670	260	0.29	1.50	1.66

Government: [5]
December 31:
2018	—	—	—	3.70	1.50	(2.61)
2017	9,462	9.465	90	1.70	1.50	0.01
2016	6,922	9.464	66	1.81	1.50	(1.03)
2015	4,849	9.563	46	1.93	1.50	(1.46)
20	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units [1]	Unit value ($)	($000s)	(%) [2]	(%) [3]	(%) [4]
Investment Grade:
December 31:
2019	42,668	11.449	489	3.50	1.50	10.93
2018	37,474	10.321	387	3.53	1.50	(3.50)
2017	30,633	10.695	328	3.41	1.50	3.15
2016	21,770	10.368	226	3.47	1.50	3.08
2015	14,512	10.058	146	3.39	1.50	(1.85)

Limited Duration Bond:
December 31:
2019	17,004	9.437	160	0.58	1.50	2.53
2018	13,906	9.205	128	1.70	1.50	(1.72)
2017	1,715	9.365	16	1.23	1.50	(0.26)
2016	831	9.390	9	0.50	1.50	(0.87)
2015	246	9.473	2	—	1.50	(2.01)

Opportunity:
December 31:
2019	235,615	18.830	4,437	1.15	1.50	28.16
2018	194,479	14.693	2,857	0.48	1.50	(16.65)
2017	145,228	17.628	2,560	0.54	1.50	17.22
2016	97,115	15.039	1,461	0.34	1.50	6.63
2015	52,130	14.104	735	0.14	1.50	(2.30)

Real Estate: [5]
December 31:
2018	—	—	—	1.76	1.50	0.60
2017	6,929	10.521	73	0.92	1.50	(0.25)
2016	2,338	10.548	25	0.27	1.50	4.97
2015	359	10.048	4	—	1.50	0.48

Total Return:
December 31:
2019	91,265	14.246	1,300	1.76	1.50	17.10
2018	75,135	12.166	914	1.49	1.50	(9.04)
2017	56,704	13.375	758	1.34	1.50	10.07
2016	36,555	12.151	444	1.11	1.50	5.01
2015	20,439	11.571	237	0.74	1.50	(3.09)

Balanced Income: [5]
December 31:
2018	—	—	—	4.13	1.50	(5.38)
2017	855	11.124	10	0.55	1.50	7.93
2016	292	10.307	3	—	1.50	5.11
2015	23	9.806	—	—	1.50	(1.94)

Covered Call Strategy: [5]
December 31:
2019	15,569	12.088	188	0.84	1.50	19.55
2018	9,776	10.111	99	0.70	1.50	(11.34)
2017	3,479	11.405	40	0.20	1.50	9.40
2016	754	10.425	8	—	1.50	4.25

Equity Income:
December 31:
2019	55,464	18.454	1,024	2.74	1.50	20.87
2018	46,819	15.267	715	1.67	1.50	(9.79)
2017	36,886	16.924	624	1.62	1.50	13.79
2016	26,063	14.874	388	1.60	1.50	11.57
2015	16,520	13.331	220	1.31	1.50	(2.51)

21	(Continued)

FIRST INVESTORS LIFE
LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

Notes to Financial Statements

December 31, 2019

1.	These units include units held for certain direct charges to contract owner accounts through the redemption of units.

2.	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

3.	These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the periods indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through redemption of units and expenses of the underlying fund have been excluded.

4.	These amounts represent the total return for the periods indicated, including changes in value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

5.	The Real Estate and the Balanced Income sub-accounts were launched on May 1, 2015 and November 2, 2015, respectively. The total return for the Real Estate and the Balanced Income sub-accounts for 2015 were calculated for the period May 1, 2015 to December 31, 2015 and November 2, 2015 to December 31, 2015, respectively. The Covered Call Strategy sub-account was launched on May 2, 2016. The total return for the Covered Call Strategy sub-account was calculated for the period May 2, 2016 to December 31, 2016. The Real Estate sub-account was closed on August 17, 2018. The total return for the Real Estate sub-account was calculated for the period January 1, 2018 to August 17, 2018. The Government and Balanced Income sub-accounts were closed on December 14, 2018. The total return for the Government and Balanced Income sub-accounts were calculated for the period January 1, 2018 to December 14, 2018.

22

PART C
OTHER INFORMATION

Item 26. Exhibits

(a)	Resolution of the Board of Directors of First Investors Life Insurance Company establishing First Investors Life Level Premium Variable Life Insurance (Separate Account B) (the “Separate Account” or the “Registrant”).[1]
(b)	Not applicable.
(c)	Underwriting and distribution contracts:
(1) Underwriting Agreement between First Investors Life Insurance Company, the Separate Account and First Investors Corporation.[2]
(2) Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc., filed herewith.
(3) Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC, filed herewith.
(d)	Contracts:
(1) Specimen of standard underwritten and non-medically underwritten Individual Level Premium Variable Life Policy issued by First Investors Life Insurance Company for participation in the Separate Account.[3]
(2) Waiver of Premium Rider.[3]
(3) Accidental Death Benefit Rider.[3]
(4) Children’s Term Life Insurance Rider.[3]
(5) Spouse’s Term Life Insurance Rider.[3]
(6) Level Term Insurance Rider.[3]
(7) Guaranteed Insurability Option Rider.[3]
(8) Specimen Policy Schedule for policies issued on or after January 1, 2020, filed herewith.
(e)	Form of application used with contracts provided in response to (d) above.[3]
(f)	Depositor instrument of organization and by-laws:
(1) Certificate of Incorporation of Nassau Life Insurance Company (“NNY” or the “Depositor”), filed herewith.
(2) By-laws of NNY, filed herewith.
(3) Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY, filed herewith.
(g)	Not applicable.
(h)	Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement), filed herewith.
(i)	Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.), filed herewith.
(j)	None.
(k)	Opinion and consent of counsel, filed herewith.
(l)	Not applicable.
(m)	Not applicable.
(n)	Consents of Independent Registered Public Accounting Firm, filed herewith.
(o)	Not applicable.
(p)	Not applicable.
(q)	Memorandum regarding procedures for which Foresters Life Insurance and Annuity Company and the Separate Account claim exemption pursuant to Rule 6e-2(b)(12)(ii) under the Investment Company Act of 1940.[4]
(r)	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer, filed herewith.

1 Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 (File Nos. 002-98410, 811-04328) filed by the Registrant on May 19, 1997.

2 Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6 (File Nos. 333-149362, 811-04328) filed by the Registrant on April 28, 2011.

3 Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 (File Nos. 333-149362, 811-04328) filed by the Registrant on December 29, 2017.

4 Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement on Form N-6 (File Nos. 333-149362, 811-04328) filed by the Registrant on April 26, 2018.

Item 27. Directors and Officers of the Depositor

The following are the directors and officers of NNY. Unless otherwise noted, each director’s and officer’s principal business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Depositor
Phillip Gass	President, Chief Executive Officer and Director

Thomas Buckingham	Vice President, Chief Product and Service Officer

Kostas Cheliotis	Vice President, General Counsel, Secretary and Director

David Czerniecki	Vice President, Chief Investment Officer

Richard Daniel McCoach	Vice President, Chief Information Officer

William Moorcroft	Chief Compliance Officer, Anti-Money Laundering Officer

Justin Mosbo	Vice President, Chief Actuary

Thomas Williams	Vice President, Chief Financial Officer and Director

Leanne Bell	Director

Kevin Gregson	Director

Michael Kalen	Director

Leland Launer	Director

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of NNY, a stock life insurance company incorporated under the laws of the State of New York. NNY is an indirect subsidiary of Nassau Financial Group L.P. An organization chart of Nassau Financial Group L.P. is set forth below.

Nassau Financial Group L.P. (Cayman) (Individuals) [Contract]
Nassau Financial Group L.P. (Cayman) [Contract]
Nassau Asset Management LLC (Delaware) [100%]
Nassau CorAmerica LLC (Delaware) [100%]
Nassau CorAmerica Loan Company LLC (Delaware) [100%]
Nassau CorAmerica Advisors LLC (Delaware) [100%]
Nassau CorAmerica FL1 GP LLC (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LP (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LLC (Delaware) [Contract]
Nassau CorAmerica 2019-FL1 (Cayman) LP [Contract]
Nassau Corporate Credit LLC (Delaware) [100%]
NCC CLO Manager LLC (Delaware) [100%]
NCC Management LLC (Delaware) [100%]
Nassau Private Credit LLC (Delaware) [100%]
Nassau Private Credit GP LLC (Delaware) [100%]
Nassau Private Credit Onshore Fund LP (Delaware) [Contract]
Nassau Private Credit Master Fund LP (Kentucky) [Contract]
Nassau Private Credit Offshore Fund LP (Kentucky) [Contract]
NPC SGP LLC (Delaware) [100%]
Nassau Alternative Investments LLC (Delaware) [100%]
NAMCO Services LLC (Delaware) [100%]
NSRE Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Partners, LLC (Delaware) [86.2%]
Dedicated Distribution Partners, LLC (Delaware) [100%]
Saybrus Management Holding Company Inc. (Delaware) [Contract]
Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Equity Services, LLC (Delaware) [100%]
Nassau Insurance Group Holdings GP, LLC (Delaware) [Contract]
Nassau Insurance Group Holdings, L.P. (Delaware) [Contract]
The Nassau Companies (Delaware) [100%]
Nassau Life Insurance Company of Texas (Texas) [100%] (1)
Nassau Life Insurance Company of Kansas (Kansas) [100%]
Nassau Life and Annuity Company (Connecticut) [100%]
Lynbrook Re, Inc. (Vermont) [100%]
Nassau Co-Invest Fund LLC (Delaware) [100%]
Sunrise Re, Inc. (Vermont) [100%]
The Nassau Companies of New York (Delaware) [100%]
Nassau CLO SPV-I LLC (Delaware) [56%] (2)
Nassau CLO SPV-II LLC (Delaware) [54.34%] (3)
Nassau Employee Co-Invest Fund I LLC (Delaware) [51%] (4)
Nassau Life Insurance Company NY (New York) [100%]
PM Holdings, Inc. (Connecticut) [100%]
Phoenix Founders, Inc. (Connecticut) [100%]
Nassau 2019 CFO LLC (Delaware) [76.73%] (5)
Nassau 2019 CFO Fund LLC (Delaware) [100%]
PHL Delaware LLC (Delaware) [100%]
DSM Sands LLC (Delaware) [100%]
PHL Variable Insurance Company (Connecticut) [100%]
Concord Re, Inc. (Connecticut) [100%]
Westgate Delaware LLC (Delaware) [100%]
Nassau Reinsurance LLC (Delaware) [100%]
NSRE BD Holdco LLC (Delaware) [100%]
1851 Securities, Inc. (Delaware) [100%]
Nassau Cayman Brac Holding Company (Delaware) [100%]
Nassau Re (Cayman Brac) Ltd. (Cayman) [100%]

Item 29. Indemnification

Section 6.1 of the By-laws of NNY provides as follows:

To the full extent permitted by the laws of the State of New York, NNY shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a director, officer or employees of the company; or

(2)	serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the company, and at the time of such services, was a director, officer or employee of the company against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the company seeking indemnification may be entitled.

In addition, the directors and officers of the company are insured against certain liabilities arising out of their conduct in such capacities. The coverage is subject to certain terms and conditions and to the specified coverage limit set forth in the applicable policies.

Under the terms of the underwriting agreement between NNY and 1851 Securities, Inc., NNY will indemnify and hold harmless 1851 Securities, Inc. for any expenses, losses, claims, damages or liabilities (including attorney fees) incurred by reason of any material misrepresentation or omission in a registration statement or prospectus for a variable insurance product for which 1851 Securities, Inc. serves as principal underwriter; provided, however, NNY shall not be required to indemnify for any expenses, losses, claims, damages or liabilities which have resulted from the negligence, misconduct or wrongful act of 1851 Securities, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a)	1851 Securities, Inc. is the principal underwriter for the policies supported by the Registrant. 1851 Securities, Inc. acts as principal underwriter for the following investment companies (including the Registrant): First Investors Life Variable Annuity Fund C, First Investors Life Variable Annuity Fund D, First Investors Life Level Premium Variable Life Insurance (Separate Account B); First Investors Life Separate Account E, and First Investors Life Variable Annuity Fund A; Nassau Life Separate Account C; Nassau Life Separate Account D; Nassau Life Variable Accumulation Account; Nassau Life Variable Universal Life Account; PHL Variable Accumulation Account; PHL Variable Accumulation Account II; PHLVIC Variable Universal Life Account; and Nassau Life and Annuity Variable Universal Life Account. These investment companies are separate accounts of NNY or affiliates thereof. 1851 Securities, Inc. does not serve as depositor, sponsor or investment adviser to any investment companies.

(b)	The following are the directors and officers of 1851 Securities, Inc. Unless otherwise noted, each director’s and officer’s business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Principal
Underwriter
William Moorcroft	Chief Executive Officer, Chief Compliance Officer and Director

Peter Hosner Jr.*	Chief Financial Officer

Walter Costenbader	Financial and Operations Principal (FinOP)

Thomas Buckingham	Director

Susan Guazzelli	Director

Hayley Maldonado	Director

*Business address is 15 Tech Valley Drive, East Greenbush, New York 12061.

(c)	1851 Securities, Inc. did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by Foresters Financial Services, Inc., the former principal underwriter for the policies supported by the Registrant, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Foresters Life Insurance and Annuity Company):

(1) Name of Principal	(2) Net Underwriting	(3) Compensation on	(4) Brokerage	(5) Other
Underwriter	Discounts and Commissions	Redemption	Commissions	Compensation
Foresters Financial Services, Inc.	$1,710,849	None	None	None

Item 31. Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by NNY at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage) and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 32. Management Services

Not applicable.

Item 33. Fee Representation

NNY represents that the fees and charges deducted under the policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NNY under the policies.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on this 8th day of July, 2020.

FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE (SEPARATE ACCOUNT B)
(Registrant)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

NASSAU LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Phillip Gass	President, Chief Executive Officer	July 8, 2020
Phillip Gass*	and Director

/s/ Thomas Williams	Chief Financial Officer and	July 8, 2020
Thomas Williams*	Director

/s/ David Monroe	Chief Accounting Officer	July 8, 2020
David Monroe*

/s/ Leanne Bell	Director	July 8, 2020
Leanne Bell*

/s/ Kevin Gregson	Director	July 8, 2020
Kevin Gregson*

/s/ Michael Kalen	Director	July 8, 2020
Michael Kalen*

/s/ Leland Launer	Director	July 8, 2020
Leland Launer*

*By:	/s/ Kostas Cheliotis
Kostas Cheliotis (Attorney-in-Fact pursuant to powers of attorney filed herewith)
Date: July 8, 2020

INDEX OF EXHIBITS

Exhibit Number	Description
(c)(2)	Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc.

(c)(3)	Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC

(d)(8)	Specimen Policy Schedule for policies issued on or after January 1, 2020

(f)(1)	Certificate of Incorporation of NNY

(f)(2)	By-laws of NNY

(f)(3)	Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY

(h)	Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement)

(i)	Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.)

(k)	Opinion and consent of counsel

(n)	Consents of Independent Registered Public Accounting Firm

(r)	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer